Exhibit 99.1

 IperionX Limited  ABN 84 618 935 372  Redefining titanium for the modern world  Annual Report  2025

 IperionX is a leading American titanium metal and critical materials company.  Letter to Shareholders  FY25 Highlights  02  06  Overview  08  Titanium Products  12  Titanium Markets  14  IperionX’s Titanium Technologies  Sustainability  16  22  Directors’ Report  26  71  Auditor’s Independence Declaration  Consolidated Statement of Profit or  Consolidated Statement of Changes in Equity  74  Consolidated Statement of Cash Flows  75  Notes to the Consolidated Financial Statements  76  Consolidated Entity Disclosure Statement  111  Directors’ Declaration  112  Independent Auditor’s Report  113  Mineral Resources Statement  118  Corporate Governance  119  ASX Additional Information  120  Loss and Other Comprehensive Income  72  Glossary of Terms and Definitions  123  Consolidated Statement of Financial Position  73  Corporate Directory  125

 IperionX is using patented metal technologies to produce high performance titanium alloys, from titanium minerals  or scrap titanium, at lower energy, cost and carbon emissions.  Our Titan critical minerals project is the largest JORC‑compliant mineral resource of titanium, rare earth and zircon minerals sands in the U.S.  01

 Taso Arima  CEO & Managing Director  Dear Fellow Shareholders,  IperionX was founded by a team with a powerful idea – make titanium affordable and sustainable – and this dedicated team are executing on this mission. In FY25 we decisively moved from development to production, commissioning our Virginia titanium commercial‑scale operations, strengthening our U.S. funding base, and proving a faster, lower‑cost, more resilient  A better way to make – and use – titanium  For over 80 years, the Kroll titanium production process has constrained titanium to high‑performance and high‑cost applications. Our patented HAMR™ and HSPT™ technologies invert that old model – producing high‑quality titanium powder directly from titanium scrap or mineral feedstocks, and then consolidating this powder into high‑performance near‑net‑shape, forged‑quality titanium parts with far  higher yields, lower energy, and zero direct (Scope 1 and 2) emissions. In short: improved titanium production process,  with fewer process steps, higher production yields, and significantly lower costs.  During the year we successfully commissioned titanium operations at our Virginia Titanium Manufacturing Campus. Innovative process improvements lifted our nameplate production capacity by 60% to  ~200 tpa, without additional capex, and lowered our projected steady‑state unit costs to ~US$55/kg. We also defined the next step in our titanium scale‑up:  a seven‑fold expansion to ~1,400 tpa by mid‑2027, supported by U.S. Government funding that positions IperionX to the largest and lowest cost U.S. titanium powder producer, with targeted unit costs of ~US$29/kg at full scale.  Funding to support U.S. defense industry priorities  Our momentum to re‑shore a lower‑cost, high‑performance U.S. titanium supply chain is accelerating. In FY25, IperionX was awarded up to US$47.1 million under the U.S. DoW IBAS program, including US$37.5 million obligated after year‑end for long‑lead equipment to accelerate our titanium production in Virginia. We also  secured an SBIR Phase III contract providing a US$99 million task‑order ceiling and received a US$1.3 million first order from the U.S. Army.  Todd Hannigan  Executive Chair  Letter to Shareholders  02

 Capital markets and shareholder support followed our technology lead and growing momentum: we completed ~US$70 million equity placements to fund long‑lead items and fast‑track the titanium production expansion schedule.  Commercial traction and a growing titanium product range  Our titanium product roadmap targets fasteners, brackets, gears and actuators, and electronics enclosures – these are high ‘buy‑to‑fly’ titanium parts where our  near‑net‑shape technologies and economics could unlock +80% cost reductions versus legacy titanium manufacturing routes.  Customer engagement accelerated over the year. We now count ~100 active potential customer programs and significantly progressed high‑potential commercial opportunities across the  luxury, consumer electronics and defense sectors. We signed a large supply contract with Ford for titanium powder and manufactured components.  Safety, sustainability, and circular titanium supply chains  Our Virginia Titanium Manufacturing Campus runs on 100% renewable power and our patented HAMR™ process can use 100% titanium scrap – enabling closed‑loop titanium circularity at scale.  We finished the year with zero lost-time injuries, producing 100% U.S.‑made recycled titanium powder with an estimated >90% lower footprint versus conventional titanium powders, based on independent LCA studies.  The Titan Critical Minerals Project: securing titanium mineral feedstocks and mineral‑to‑metal integration  To underpin long‑term growth and security of domestic supply, we advanced our leading Titan Project in Tennessee – one of the largest U.S. titanium, rare earth and zircon mineral sand resources – and commenced a  U.S. Government‑funded Definitive Feasibility Study. Our proprietary Green Rutile™ and ARH™ process technologies can upgrade titanium minerals to +99% TiO₂ feedstock  for our HAMR™ process, creating a fully‑integrated, American mineral‑to‑metal supply chain.  ~$70m  equity placements  completed  Letter to Shareholders  03

 Results that compound  FY25 was a year of execution and growing market recognition. We commissioned, expanded capacity, improved our projected unit costs, grew our customer pipeline,  and strengthened the balance sheet for accelerated titanium manufacturing growth.  2026 priorities: scale, customers, cash generation  Our priorities are clear:  Ramping Virginia to industrial‑scale titanium output, while executing our  U.S. Government funded seven‑fold expansion to ~1,400 tpa by mid‑2027;  Scale customer contracts across defense, mobility, electronics, and industrials – prioritizing high-margin, high‑yield, near‑net‑shape titanium components; and  Keep lowering the cost curve:  Scale resets the titanium cost curve – our patented titanium technologies scale efficiently, cutting process steps, increasing manufacturing yields at lower energy and capital intensity.  Leverage our structural cost advantage and push titanium toward value‑in‑use competitiveness with stainless steel and aluminum.  Why this matters  Steel had Bessemer. Aluminum had Hall‑Héroult. Titanium’s constraint was never the metal – it was the high‑cost Kroll production process. With our patented HAMR™ and HSPT™ technologies deliver that moment: a titanium manufacturing platform with higher yields, fewer process steps, lower energy intensity, and lower costs. As cost falls and productivity rises, titanium’s use‑cases expands – from aerospace and defense to EVs, electronics, robotics, marine, and beyond. This is how specialty metals become mainstream.  To our employees, thank you for the persistence and ingenuity that got us here safely. To our customers, partners, communities, and shareholders – thank you for your trust and alignment. We enter FY26 with momentum and a disciplined plan to scale a leading American titanium platform – where our breakthrough technologies and team are the edge.  With appreciation,  Anastasios (Taso) Arima Chief Executive Officer and Managing Director  Todd Hannigan  Executive Chair  ~7x  increase in targeted production by mid‑2027  04

 Letter to Shareholders  05

 2020-21  Company formation  Acquisition of the Titan Critical Minerals Project  ASX listing  Initial rights to the titanium technologies  2021-22  Technical validation of the titanium technologies  Pilot facility operations, Utah  Commencement of customer engagement  Nasdaq listing  2022-23  Continued pilot facility operations and first commercial contracts  Virginia site selected for commercial scale up  Patent portfolio growth  U.S. Air Force titanium recycling challenge  First UL validated 100% recycled titanium  Production of titanium metal from Tennessee minerals  Titan Project Scoping Study  2023-24  R&D 100 award  Expansion of customer base  Development and commissioning of commercial operations  First $12.7 million U.S. Department of War award  Team and leadership growth  FY25 was a breakthrough year for IperionX, representing the inflection point between project development and commencement of commercial operations; re‑shoring  a domestic U.S. titanium supply chain.  FY25 Highlights  06

 Ramp up of commercial operations in Virginia  Complete acquisition of breakthrough titanium technologies  − Full acquisition of the intellectual property portfolio to secure the exclusive commercial rights to breakthrough titanium technologies.  U.S. Government funding to secure titanium supply chain  − Secured $47.1 million in funding under the Department of War’s Industrial Base Analysis and Sustainment (IBAS) program to expedite the Titan Critical Minerals Project and facilitate vertical integration at the Titanium Manufacturing Campus.  Receipt of $99 million Small Business Innovation Research (SBIR) Phase III Indefinite Delivery, Indefinite Quantity Contract  − SBIR Phase III contract enables IperionX to receive task order funding from U.S. Government, with task orders to focus on manufacturing high‑performance titanium fasteners for U.S.  DoW agencies.  First Army task order under SBIR  − Received the first task order, valued at $1.3 million, from the U.S. Army under the SBIR  Phase III contract with the DoW.  Accelerated expansion of U.S. titanium production  − U.S. DoW backed expansion by mid‑2027 has commenced, to become the largest volume and lowest cost U.S. producer of titanium.  Commencement of Titan Project Definitive Feasibility Study  − Definitive Feasibility Study (DFS) is underway at the Titan Critical Minerals Project in Tennessee,  a major step toward developing  a fully integrated, mineral‑to‑metal  U.S. titanium supply chain.  $99m  SBIR Phase III contract awarded  2024-25+  07  FY25 Highlights

 Overview  IperionX is a leading American titanium metal and critical materials company – using patented titanium technologies to produce high performance titanium alloys, from titanium minerals or scrap titanium,  at lower energy, cost and carbon emissions.  10,000  tpa target production by 2030  IperionX’s award‑winning patented technology portfolio enables high strength forged titanium alloy products at low cost, with class‑leading sustainability and superior process energy efficiencies when compared to current industry methods such as the  Kroll process.  Using its technologies, IperionX has now transitioned to be a commercial producer of titanium metal products in the United States.  IperionX produces low‑cost and high‑quality angular and spherical titanium powder, which is used to produce near‑net‑shape and final titanium parts through powder metallurgy or additive manufacturing.  These technologies provide IperionX with a sustainable competitive advantage and significant value uplift from upgrading raw titanium materials through to finished high‑performance titanium products when compared to traditional titanium industry supply chains.  Operations are underway to re‑shore a low cost, sustainable, U.S. titanium supply chain  Titanium has superior material properties that are prized across advanced industries, including high strength, light weight and corrosion resistance.  However, the U.S. no longer produces any primary titanium metal (i.e. titanium sponge), including for defense, with China and Russia controlling around 75% of global supply.  IperionX is now actively re‑shoring a low‑cost, sustainable U.S. titanium supply chain, through the commercialization  of its titanium technologies and its commercial operations in Virginia.  Commissioning of initial commercial operations is complete; an order of magnitude scale up is now underway  IperionX has demonstrated commercial‑scale titanium production,  with the commissioning and commencement of commercial operations at the Titanium Manufacturing Campus in Virginia, United States, at a rate of 125 metric tons per year, and has detailed its plans to scale up  to 1,400 metric tons per year in 2027.  Global leadership in advanced manufacturing of high‑performance titanium components  IperionX is aiming for global leadership in advanced manufacturing of high‑performance titanium components of +10,000 tpa by 2030, and has developed a plan to scale titanium capacity in high‑performance titanium components, targeting cost competitiveness with stainless steel and aluminum.  08

 60%  Increase  in initial titanium powder capacity from 125 tpa to  200 tpa  Commencement and scale up of commercial operations  Commercial scalability validated by higher titanium production capacity and lower unit costs  Titanium powder production commenced in 2024, and nameplate capacity has increased by 60% from 125 metric tons per year (tpa) to 200 tpa, driven by operational and technology process improvements with no additional capex. Projected titanium powder unit costs fall to ~US$55/kg at full  utilization, from prior estimates of US$75/kg.  U.S. Department of War (DoW) backed expansion by mid‑2027 has commenced, to become the largest volume and lowest cost U.S. producer  IperionX is accelerating a 7x expansion in titanium production capacity to 1,400 tpa, positioned to be the largest volume and lowest‑cost American titanium powder producer, targeting titanium powder  unit cost of ~US$29/kg at full utilization.  The expansion has a low‑capital intensity, with capex of ~US$75 million, including contingency, funded by U.S. DoW award of US$47.1 million, existing cash of US$54.8 million as of June 30, 2025,  capital raise of US$46 million in July, 2025, and DoW SBIR Phase III task orders of US$99 million.  Accelerated growth targets global market and cost leadership in high‑performance titanium components  IperionX is aiming for global leadership in advanced manufacturing of high‑performance titanium components of +10,000 tpa by 2030, and has developed a plan to scale titanium capacity in high‑performance titanium components, targeting cost competitiveness with stainless steel and aluminum.  Overview  09

 $60m  in funding and grants  received to date through U.S. DoW programs  Continued U.S. Government funding to re‑shore a domestic titanium supply chain  The U.S. government continues to support IperionX’s efforts to re‑shore a secure domestic titanium supply chain, building upon the initial US$12.7 million contract awarded to IperionX in 2023. As of the date of this report, the Company has been awarded ~US$60 million in funding and grants through the U.S. DoW DPA Title III and IBAS programs.  IperionX awarded $47.1 million by the U.S. DoW to secure U.S. titanium supply chains  In February 2025, IperionX was awarded a contract for up to US$47.1 million in funding by the U.S. DoW to strengthen the  U.S. Defense Industrial Base by accelerating development of a resilient, low‑cost, and fully‑integrated U.S. mineral‑to‑metal titanium supply chain. As part of the initial phase, the DoW obligated US$5 million through the Industrial Base Analysis and Sustainment program to expedite the Titan Critical Minerals Project in Tennessee to ‘shovel‑ready’ status.  In August 2025, the U.S. DoW obligated a further US$12.5 million under the US$47.1 million award to be applied to purchase orders for long‑lead, major  capital equipment required for the next stage  of capacity scale‑up to over ~ 1,400 metric tons per year at the Virginia Titanium Manufacturing Campus. Major incremental capacity categories include titanium deoxygenation, sintering and powder metallurgy consolidation systems; near‑net‑shape component manufacturing and ancillary infrastructure upgrades.  In September 2025, the Company announced that the DoW obligated an additional US$25.0 million to the previously announced US$47.1 million award.  This US$25.0 million obligation, along with the prior US$12.5 million and US$5.0 million, takes total obligations to US$42.5 million, with the remaining US$4.6 million expected to be obligated over the contract term.  IperionX executed a U.S. DoW SBIR Phase III contract for up to US$99 million  In June 2025, IperionX executed a Small Business Innovation Research  (SBIR) Phase III contract with the U.S. DoW. Structured as an Indefinite Delivery, Indefinite Quantity contract in support of achieving “Low‑Cost Domestic Titanium for Defense Applications” in the U.S., the contract establishes a funding mechanism through which qualifying U.S. Government agencies can place project‑specific task orders – collectively capped at US$99 million –  for the supply of IperionX titanium components and parts.  10

 Zero  direct carbon emissions  Shortly after the SBIR Phase III contract execution, IperionX received the first task order, valued at US$1.3 million, from the  U.S. Army for the production and delivery of titanium parts for U.S. Army ground vehicle programs.  Strategic advantages  Fully integrated, lower‑cost and sustainable solution via patented titanium technologies  IperionX’s HAMR™ titanium production technology provides a lower‑energy, faster and lower temperature process to  produce titanium, with energy consumption  <50% vs. current industry, and zero direct carbon emissions.  The HSPT™ “forging” technology, is a non‑melt, advanced sintering technology that delivers forged quality titanium products.  HAMR™ and HSPT™ can lower the cost, energy, and yield loss of producing titanium products, and can produce titanium near‑net‑shape products at significantly higher yields and lower cost, unlocking  a circular and zero direct carbon emission titanium supply chain.  IperionX’s proprietary mineral upgrading technologies, Green Rutile™ and ARH™, can add value to titanium minerals to produce low‑cost and high‑purity titanium feedstock for our HAMR™ titanium production facilities.  The largest commercial producer of primary titanium metal in the U.S.  IperionX’s advanced HAMR™ furnace was successfully commissioned at the Titanium Manufacturing Campus in August 2024, marking the first titanium deoxygenation production run. IperionX successfully increased production by ~60 times from pilot scale to 125 metric tons per year, producing high performance titanium that exceeds industry quality standards, and has subsequently further increased capacity  to 200 metric tons per year through operational improvements.  Rapid expansion of operations, supported by the U.S. Government  The U.S. government is investing significant resources to re‑shore a secure domestic titanium supply chain that is currently dominated globally by China and Russia.  IperionX is well positioned to benefit from these resources to scale titanium production and manufacturing capacity.  The US$47.1 million award in February of 2025 through the IBAS program builds upon the US$12.7 million in funding previously awarded under the DoW’s DPA Title III Program, as well as up to US$99 million  in contract awards under the SBIR Phase III program.  The awards have allowed IperionX to commence scale up plans to 1,400 metric tons per year in 2027, aiming to be a leading  U.S. titanium producer of +10,000 metric tons per annum by 2030.  Future integration using upgraded minerals from Titan Projects’ titanium mineral resources  The fully permitted Titan Project in Tennessee is one of the largest titanium mineral resources in North America,  as well as a leading U.S. resource of zircon and rare earth critical minerals.  The Titan Project, combined with our patented titanium mineral upgrading technologies, has the potential to deliver an innovative end‑to‑end solution for  a U.S. titanium supply chain, providing significant strategic value for defense and advanced manufacturing.  IperionX is currently undertaking a definitive feasibility study on the Titan Project, funded by the DoW, and expected to be complete  in Q2 2026.  Overview  11

12

Titanium Products

IperionX intends to target high-value, high 'buy-to-fly' ratio titanium components, in the form of near-net-shape and manufactured products.

By leveraging cost advantages from patented HAMR™ and HSPT™ technologies, IperionX expects a material cost reduction across a range of titanium product categories, including fasteners, enclosures and controls, consumer electronics, gears and actuator housings, and titanium brackets.

Other titanium product categories include mill replacement products, and high-value additive manufactured parts.

IperionX titanium metal product map and current market price range estimates


Powder Manufacturing
Powder Consolidation
Target Products
Titanium Scrap
HAMR
Titanium Powder
Binder Jet US$50-150/kg
Uniaxial Press US$7-30/kg
Cold Isostatic Press US$4-15/kg
Laser Powder Bed Fusion US$100+
HSPT & THRM
Fasteners
Enclosures and Controls
Gears and Actuators
Brackets
US$180-400/kg
Mill Products
US$50-120/kg
Complex Products
US$1,000+/kg

IPERIONX

 Titanium fasteners  Fasteners — bolts, screws, nuts, washers, rivets — are ubiquitous across major  U.S. markets in automotive, construction, aerospace, marine, and industrial machinery. Titanium fasteners represent a large addressable market for IperionX. Leveraging our integrated patented technologies and near‑net‑shape manufacturing, IperionX modelling indicates scope for product cost reductions of over 80%, and in some cases more than 90%, versus current market levels.  The global titanium fastener market is ~US$4.3 billion1 annually, with the global stainless steel fastener market  ~US$15.2 billion2 annually. Lower‑cost titanium fasteners, priced competitively  with stainless steel, could unlock accelerated substitution, volume growth and a larger addressable market.  Enclosures and controls (consumer electronics)  The premium consumer electronics market is adopting titanium at scale, with leading global brands adding titanium  to flagship devices. Over 1.2 billion3 mobile phones and 180 million3 smartwatches  are sold every year.  IperionX offers a fully circular titanium supply chain that can convert consumer‑electronics titanium scrap into high‑quality titanium powder and titanium near‑net‑shape components, at lower energy, cost and environmental footprint. Our first commercial project is already in progress to deliver  into this market.  Verified Market Research – Titanium Alloy Fasteners Market report.  Verified Market Research – Stainless Steel Fasteners Market report.  Statista – Global smartphone/smartwatch sales to end users 2007‑2023.  Goldman Sachs – The global market for humanoid robots could reach US$38 billion by 2035.  Gears and actuators (humanoid robotics)  The humanoid robotics market is forecast to expand from under US$3 billion today to more than US$38 billion4 by 2035. Core to these systems are lightweight, strong, corrosion‑resistant gears and actuators — ideal for titanium and perfectly suited to our uniaxial press‑and‑sinter manufacturing route, which mirrors traditional steel powder metallurgy gear production.  Titanium brackets  Titanium brackets are the natural complement to titanium fasteners across aerospace, marine, and construction — combining high strength, low weight,  and exceptional corrosion resistance.  Mill products  Although not central to our market product plan, IperionX’s powder metallurgy process can produce near‑final‑gauge titanium plate, sheet, and bar after sintering – bypassing large portions of the titanium melt‑forge‑roll chain. Multiple industry partners are collaborating to quantify the cost and efficiency gains.  High‑value additive manufactured parts  For strategic programs and customers, we will manufacture high‑value complex  titanium parts via Laser Powder Bed Fusion (LPBF) and E‑Beam Powder Bed Fusion (EB‑PBF), smaller in output but with high‑value margins. As the expected lowest cost U.S. titanium‑powder producer, IperionX will strengthen the additive manufacturing supply chain and deliver lower‑cost advanced manufactured titanium parts.  13  Titanium Products

 Titanium Markets  Automotive and transport  Consumer electronics  Aerospace and defense  Titanium and its alloys are used in high‑performance applications across a wide range of advanced industries. Titanium alloys are prized for their strength, lightweight, and high resistance to corrosion.  14

 IperionX’s technologies produce lower‑cost and high‑quality titanium metal powder that can be used to produce titanium semi‑finished stock products, near‑net forged titanium alloy shapes and high‑performance final titanium parts.  A significant reduction in the end‑to‑end cost of manufacturing titanium parts has the potential to increase the application of titanium to a wider range of markets.  Energy  Medical  Luxury goods  Industrial  Titanium Markets  15

 The technology portfolio consists of over 40 global patents related to the innovative  titanium technologies. IperionX is developing a range of innovative new technologies that are related to the core technologies and titanium manufacturing.  IperionX is uniquely positioned to re‑shore a fully integrated mineral‑to‑metal titanium  supply chain to the U.S. IperionX has developed an innovative ‘end‑to‑end’ American titanium supply chain solution, that spans from the  production of domestically sourced titanium minerals, the technology to upgrade these minerals to +99% TiO2, as well as the ability to utilize the largest range of recycled scrap titanium as feedstocks for low‑cost titanium metal production.  Titanium is a superior metal in many applications to both steel and aluminum, but its high production and manufacturing cost often limits its use to high performance applications.  IperionX’s Titanium Technologies  IperionX’s world‑leading portfolio of patented titanium technologies has been developed, enhanced and protected over a decade of research and development.  16

 Vacuum Arc Remelting  Chlorination  Forging  Rolling  Products  Machining  Up to 10 forging / rolling steps  Feedstock  Reduction & Distillation  Current Industry  Products  Feedstock  IPX HAMR Process IPX HSPT Process Machining  Titanium Minerals  Titanium Sponge (<95% yield)1  Titanium Ingot (<85% yield)2  Titanium Mill Products (~50–75% yield)2,3,4,5  Titanium Products (~5–15% yield)2,3,4  Titanium Scrap and/or Mineral  Titanium Powder Titanium Mill Products (~85–95% yield) or Near Net shapes  (~85% yield)  Titanium Products (~50-80% yield)  IperionX titanium products surpass industry standard  Grade 5 specifications  Refer to ASX release dated 15 August 2024 for further information.  The incumbent industry titanium production method is the Kroll Process which is an energy and capital‑intensive batch process that has limited titanium’s market penetration to advanced applications. The Kroll Process is also complex, requiring toxic reagents  and repeated high temperature melting processes. Over the years, the search for a more efficient lower‑cost production method for titanium has failed to meet  quality requirements, cost reduction needs or commercial scalability.  In contrast, IperionX’s patented titanium technologies feature lower energy consumption, lower capex, faster cycle times and higher product yields – produced from either titanium minerals or scrap – to produce low‑cost and high‑quality angular and spherical titanium powder to produce titanium semi‑finished stock products for advanced applications. IperionX can also use these titanium powders to produce near‑net forged titanium alloy shapes and high‑value final titanium parts and components using additive manufacturing.  The interlocking series of patented titanium technologies span the full supply chain and offers a vertical integration platform.  These technologies provide IperionX with the capacity to re‑shore a fully integrated mineral‑to‑metal titanium supply chain to the U.S. IperionX’s innovative ‘end‑to‑end’ American titanium supply chain solution spans from the production of domestically sourced titanium minerals, the technology to upgrade those minerals, as well as the ability to utilize recycled scrap titanium  as key feedstocks for low‑cost titanium production and manufacturing.  IperionX has proven the capability of the patented titanium technologies to upgrade titanium minerals from the Titan Project in Tennessee to produce high grade +99%  TiO2, and then successfully use this enriched feedstock to manufacture high‑quality spherical titanium alloy (Ti‑6Al‑4V) powder. Quality testing of this spherical titanium powder surpassed industry standard  Grade 5 specifications for oxygen content.  IperionX’s Titanium Technologies  17

 HAMR™ Titanium Technologies  The HAMR™ titanium production process is a proprietary breakthrough technology  originally developed at the University of Utah with funding from the U.S. Department of Energy’s ARPA‑E program.  HAMR™, which stands for Hydrogen Assisted Metallothermic Reduction, is a patented powder metallurgy process technology to produce titanium and other metal powders.  This process can take almost any form of titanium minerals or scrap titanium  feedstock and produce titanium powders at low energy intensity, enabling the potential for low‑cost, low‑carbon emission titanium production in a sustainable closed loop.  The majority of the energy and emissions savings are realized by eliminating the need  to chlorinate titanium dioxide (TiO2) to make titanium tetrachloride (TiCl4) and removing the need for vacuum distillation after the reduction of TiCl4.  The HAMR™ process uses powder metallurgy processing steps to control the size of the particles, add alloying elements, to produce high‑quality titanium powder. The HAMR™ process destabilizes TiO2 using hydrogen, making it possible to turn the reduction of TiO2 with magnesium from being thermodynamically impossible to thermodynamically favored.  This allows TiO2 to be reduced and deoxygenated directly by magnesium to form TiH2 with low oxygen levels to meet industry quality standards. TiH2 is then processed into titanium metal alloys for advanced market applications.  IperionX Titan Project ilmenite (LHS) prior to conversion to low carbon, high grade synthetic rutile (RHS).  18

 HSPT™ Titanium Forging Technologies  The patented Hydrogen Sintering and Phase Transformation (HSPT™) technology enables the low‑cost production of near‑net‑shape and additively manufactured titanium parts with similar properties to traditional forged or wrought parts.  In traditional wrought manufacturing, multiple energy intensive and expensive forging and machining steps are required to produce a titanium bar, plate, or sheet, and the subsequent machining required to make a part by subtractive manufacturing results in significant levels of scrap generation.  While powder metallurgy and additive manufacturing generate less waste and can be lower‑cost alternatives to traditional  manufacturing, titanium parts manufactured by these alternative approaches typically have poor mechanical properties and often rely on expensive post‑sintering thermal mechanical processing.  In contrast, the patented HSPT™ ‘forging’ technology yields a wrought‑like ultrafine grain microstructure to produce titanium products with superior fatigue properties versus traditional titanium powder metallurgy methods.  IperionX uses its patented HAMR™ and HSPT™ technologies with powder metallurgy to manufacture high‑performance forged titanium products.  By combining powder metallurgy or additive manufacturing with the HSPT™ processing technology, IperionX produces near‑net‑shape titanium parts with an ultra‑fine‑grain microstructure. These parts have the potential to be produced at significantly lower cost and with greatly reduced scrap generation, while achieving material performance properties similar  to those produced by forging.  IperionX’s Titanium Technologies  19

 GSD™ Technologies  The Granulation‑Sintering‑Deoxygenation (GSD™) process is a patented thermochemical technology designed to produce spherical titanium powders for 3D printing and additive manufacturing. This innovative process significantly enhances production efficiency, increasing powder yield by up to 50%,  while delivering spherical titanium powders with low oxygen content, precise particle size control, and excellent flowability.  In contrast, existing methods for producing spherical metal powders – such as gas atomization, plasma atomization, and the plasma rotating electrode process – face significant limitations. While gas and plasma atomization can generate fine powders, their final product yield is low after size classification.  A common challenge across all these methods is the low production yield of fine powders, which is a key driver of the high cost of titanium powder in additive  manufacturing. GSD™ technology addresses these limitations, offering a more efficient and cost‑effective solution for high‑quality titanium powder production.  The HAMR™ technologies offer the capability to directly manufacture advanced alloys from the oxides of alloying elements.  These technologies enable the use of alloying elements like iron, niobium, zirconium, and molybdenum etc. to create titanium alloys with enhanced strength, ductility, and fatigue performance. The HAMR™ technology offers advantages to manufacture advanced metal alloys that are difficult to produce at scale using traditional methods, such as melt processes.  Titan ilmenite (~60% TiO2)  +99% TiO2  Ti‑6AI‑4V  20

 Green Rutile™ and ARH™ Technologies  IperionX’s proprietary mineral upgrading technologies, Green Rutile™ and ARH™, can add value to titanium minerals to produce low‑cost and high‑purity titanium feedstock for use at HAMR titanium production facilities.  The proprietary Green Rutile™ process upgrades lower grade titanium minerals into higher‑grade synthetic rutile titanium product plus a co‑product of purified iron oxide powder that could be used for metal alloying or produced as a pre‑cursor for Lithium Iron Phosphate batteries.  Most of global synthetic rutile production is based upon the incumbent Becher Process, which consists of roasting lower‑grade ilmenite titanium minerals using coal as a reductant in a rotary kiln at temperatures  of more than 1,100°C to convert the iron oxide in the ilmenite to metallic iron, and then ‘rusting’ the kiln product in an aerated salt solution to remove most of the metallic iron.  The Scope 1 and 2 emissions from the current production of synthetic rutile and titanium slag are significant, estimated at approximately 3.3 tons and 2 tons of CO2 equivalent per ton of product. In contrast, IperionX’s Green Rutile™ process does not use coal as a reductant, and when combined with renewable or low‑carbon sourced electricity, has the potential to result in high‑quality titanium product with low carbon emissions.  IperionX is advancing plans to scale‑up the Green Rutile™ enrichment technology to upgrade lower grade ilmenite titanium minerals from the Titan Project into  a high‑quality synthetic rutile titanium product and iron oxide powder co‑product.  IperionX’s patented Alkaline Roasting and Hydrolysis (ARH™) technology can further upgrade rutile titanium minerals, including Green Rutile™, to +99% titanium dioxide (TiO2) feedstock so that it can be used  as a high‑purity feedstock for the HAMR™ titanium production process.  IperionX’s Titanium Technologies  21

 Overview  IperionX believes that a sustainable economy and the technologies of the future will assist to drive increased demand for critical minerals and metals, including titanium. IperionX’s technologies bypass the high‑cost, high‑carbon Kroll Process and the energy intensive titanium melt processes and forging. IperionX’s core patented technologies can provide a more sustainable and circular titanium metal supply chain compared to the current titanium supply chain.  Sustainability Governance and Disclosures  IperionX was founded with the mission to build an end‑to‑end, low cost, and sustainable titanium supply chain in the United States. Sustainability is governed from the highest levels of IperionX’s management, with the Sustainability Sub‑Committee overseeing all related  initiatives, including the Annual Sustainability Report and annual sustainability goals.  IperionX reports annually on its sustainability progress following Global Reporting Initiative, the Sustainability Accounting Standards Board, and the Task Force on Climate‑related Financial Disclosures guidance.  Sustainability  IperionX’s core patented technologies can provide a more sustainable and circular titanium metal supply chain compared to the current titanium supply chain.  22

 100%  titanium scrap utilized  Social Responsibility  IperionX values its employees and local communities in Virginia, Utah, Tennessee and North Carolina. Protecting the health and safety of all our stakeholders, including our employees, contractors, visitors, and communities, is a core value of IperionX and fundamental to our future success.  IperionX takes the responsibility of creating a safe workplace for employees seriously, ensuring compliance with applicable occupational and environmental health  and safety laws and regulations governing our operations.  Sustainable Titanium Technologies IperionX can revolutionize the titanium  industry by enabling a truly circular titanium supply chain. Our patented technologies can utilize 100% titanium scrap, including low‑quality (and high‑oxygen) titanium scrap that other processes can’t recycle.  Our resulting 100% recycled, high‑quality (and low‑oxygen) titanium powder and parts can be used for a wide variety of applications and industries. Once those products have come to the end of their useful life, the technologies can be used to recycle the post‑consumer titanium again, enabling  a true “closed‑loop” and low‑carbon titanium supply chain at scale.  By diverting valuable titanium from downcycling – or from yesterday’s waste stream – and upcycling it for new titanium products, we help meet today’s needs  for sustainable, domestically sourced critical minerals and help our customers achieve their product circularity and sustainability goals.  Low Carbon Footprint  IperionX’s sustainable and low‑carbon titanium powders are produced using 100% renewable energy, with zero associated Scope 1 and 2 carbon emissions. The low Scope 3 emissions associated with the titanium production process are being actively managed and have the potential  to be reduced via the procurement of low‑carbon process inputs.  IperionX completed a comparative life  cycle assessment (LCA) to demonstrate the low‑carbon offerings of its spherical titanium powders compared to other conventionally produced metal powders for additive manufacturing. Results of the comparative LCA for climate change impacts indicate  that 100% recycled spherical titanium powder to be produced at IperionX’s Titanium Production Facility in Virginia has the potential for a life cycle carbon footprint as low as 7.8 kg of carbon dioxide equivalents  (CO2e) per kg of powder. This finding represents over a 90% decrease  in carbon footprint when compared to conventional titanium powders produced using the plasma atomization process (estimated to be 88.8 kg CO2e per kg powder).  Sustainability  23

 Sustainable Mineral Development IperionX is committed to resource  efficiency, sustainable land management, and biodiversity at its Titan Project in Tennessee. The Titan Project aims to serve as a global model of sustainability and land stewardship throughout its lifecycle. Once operational, mineral extraction activities at the Titan Project will be low impact, requiring no drilling or blasting.  Completing the project in a phased approach with progressive reclamation will minimize our active operations to a small footprint  at any given time. We are working with the University of Tennessee Institute of  Agriculture to research methods of restoring the land in ways that will improve soil fertility and benefit a biodiverse ecosystem. We are committed to having a net positive impact on the land in all our operations.  Environmental Regulation  Our operations are subject to various environmental laws and regulations under the relevant government’s legislation.  Full compliance with these laws and regulations is regarded as a minimum standard for all operations to achieve. Instances of environmental non‑compliance by an operation are identified either by external compliance audits or inspections by relevant government authorities.  There were no known breaches by IperionX during the fiscal year ended June 30, 2025.  24

 Financial Report  Consolidated Statement of Profit or  Loss and Other Comprehensive Income  72  Consolidated Statement of Financial Position  73  Directors’ Report  26  Consolidated Entity Disclosure Statement  111  Auditor’s Independence Declaration  71  Directors’ Declaration  112  Independent Auditor’s Report  113  Mineral Resources Statement  118  Corporate Governance  119  Consolidated Statement of Changes in Equity  74  ASX Additional Information  120  Consolidated Statement of Cash Flows  75  Glossary of Terms and Definitions  123  Notes to the Consolidated Financial Statements  76  Corporate Directory  125  25

 Directors’ Report  The Directors of IperionX Limited present their report on the consolidated entity consisting of IperionX Limited (“Company” or “IperionX”) and the entities it controlled at the end of, or during, the year ended June 30, 2025 (“Consolidated Entity” or “Group”).  Directors  The names and details of the Company’s directors in office at any time during the financial year or since the end of the financial year are:  Mr. Todd Hannigan Mr. Anastasios Arima  Ms. Lorraine M. Martin  Mr. Vaughn Taylor Ms. Melissa G. Waller Ms. Beverly M. Wyse Mr. Tony Tripeny  Executive Chairman  Chief Executive Officer and Managing Director  Lead Independent Director Independent Non-Executive Director Independent Non-Executive Director Independent Non-Executive Director  Independent Non-Executive Director (appointed March 17, 2025)  Unless otherwise stated, Directors held their office from July 1, 2024 until the date of this report.  Current Directors and Officers Mr. Todd Hannigan B.Eng (Hons), MBA Executive Chairman  Mr. Hannigan was appointed as Non-Executive Chairman of IperionX on February 1, 2021, and as Executive Chairman on May 24, 2021.  Todd Hannigan has over 28 years of global experience in natural resources as company founder, chief executive officer, private capital investor and non-executive director. Mr. Hannigan has worked internationally in the natural resources sector including for Piedmont Lithium Inc., Aston Resources, Hanson PLC and BHP Billiton. Mr. Hannigan holds a Bachelor of Engineering (Mining) from The University of Queensland and an MBA from INSEAD.  Other Current Public Directorships  Executive Chairman Brazilian Rare Earths (January 2023 – present)  Former Public Directorships During the Past Three Years  None  26

 Directors’ Report continued  Mr. Anastasios (Taso) Arima BCom  Chief Executive Officer & Managing Director  Mr. Arima is a founder of IperionX and was appointed as Executive Director on December 1, 2020, and as Managing Director and CEO of the Company on March 1, 2021.  Anastasios (Taso) Arima has over 15 years of experience in founding and developing critical material companies in North America. Mr. Arima was a founder and director of Piedmont Lithium and was instrumental in the development of the company. Mr. Arima attended the University of Western Australia and earned a Bachelor of Commerce whilst studying for a Bachelor of Engineering.  Other Current Public Directorships During the Past Three Years  InVert Graphite Limited (formerly Dominion Minerals Limited) (November 2021 – present)  Former Public Directorships  None  Ms. Lorraine M. Martin B.A. (Computational Mathematics), M.Sc (Computer Science)  Lead Independent Director  President and CEO of the National Safety Council IperionX Director since September 13, 2021  Lorraine M. Martin is a director, President and CEO of the National Safety Council, serving in this position since June 2019. She is also co-founder and President of Pegasus Springs Foundation, a non-profit organization focused on education and mentoring. Ms. Martin is the retired Executive Vice President and Deputy of Rotary and Mission Systems (“RMS”) for Lockheed Martin Corporation, a global aerospace, defense, security and advance technologies company. Prior to RMS, Ms. Martin was Executive Vice President and General Manager for the F-35 Lightning II  Program for Lockheed Martin Aeronautics Company. Her leadership of the F-35 program earned Pentagon recognition for reducing program costs while increasing production and fielding more aircraft worldwide. She joined Lockheed Martin in 1988 and during her tenure, held a variety of high visibility leadership positions across the corporation.  Prior to joining Lockheed Martin, she served as an officer in the U.S. Air Force, holding various leadership positions for software intensive technology and development programs. She has a Master of Science degree in Computer  Science from Boston University and a Bachelor of Arts degree in Computational Mathematics from DePauw University.  Other Current Public Directorships  Kennametal Inc. (July 2018 – present)  Former Public Directorships During the Past Three Years  None  IperionX Board Committees  Lead Independent Director  Nominating and Governance  Directors’ Report  27

 Directors’ Report continued  Current Directors and Officers continued Mr. Vaughn Taylor BBus (Accounting), SAFin Independent Non-Executive Director  Former Executive Director and Chief Investment Officer of AMB Capital Partners IperionX Director since March 3, 2021  Vaughn Taylor previously served as Executive Director and Chief Investment Officer of AMB Capital Partners, (“AMB”) the global investment platform of the Bennett Family. Mr. Taylor was responsible for executing on the investment strategy, expanding the investment portfolio into international markets and sourcing new investment opportunities. Mr. Taylor is an active global investor and is a board member of a number of listed and private market organizations both in Australia and the U.S. across a range of sectors. Mr. Taylor holds a Bachelor of Business (Accounting) and a Master of Business (Real Estate) from RMIT University. Mr. Taylor also holds a Graduate Diploma in Applied Finance and Investment from Financial Services Professional Body, (“FINSIA”).  Other Current Public Directorships  Alta Global Group Ltd (August 2021 – present)  Former Public Directorships During the Past Three Years  None  IperionX Board Committees  Audit Committee  Compensation Committee (Chair)  Ms. Melissa G. Waller B.A. (Journalism and Mass Communications)  Independent Non-Executive Director  Former Deputy Treasurer and Chief of Staff for the North Carolina Department of State Treasury IperionX Director since September 13, 2021  Melissa G. Waller has over 30 years’ experience as a senior finance executive and is President for the AIF Institute, providing essential education, research and resources to investors and investment firms globally with over US$50 trillion assets under management. Ms. Waller is the former Deputy Treasurer and Chief of Staff for the North Carolina Department of State Treasury, where she successfully oversaw Department strategic planning, operations, and  public-policy implementation, along with a staff of more than 400 employees, including the North Carolina Retirement Systems, the pension fund for the state and the tenth largest public pension fund in the United States, with assets  in excess of US$90 billion. Ms. Waller has served as Chair of the Department’s Corporate Governance Committee, as well as on the Council of Institutional Investors Board of Directors and the Governor’s Board of Innovation for the North Carolina University System. She currently serves as Executive Program Director for the National Institute of Public Finance, as well as Director of Public and Private Partnerships for the Kenan Institute. Ms. Waller has  a bachelor’s degree in journalism and mass communications from the University of North Carolina.  Other Current Public Directorships  None  Former Public Directorships During the Past Three Years  None  IperionX Board Committee  Nominating and Governance Committee (Chair)  Compensation Committee  28

 Directors’ Report continued  Ms. Beverly M. Wyse B.Sc. (Mechanical Engineering), MBA  Independent Non-Executive Director  Former President of Shared Services, Boeing IperionX Director since September 13, 2021  Beverly M. Wyse worked for over 30 years at Boeing, most recently as President of Shared Services, a multi-billion dollar operating group. In that role, she refocused and restructured the organization and also delivered improved efficiency and performance. Previously, she was Vice-President & General Manager of Boeing South Carolina, a major manufacturing, assembly and delivery site for Boeing where she led the team through successful production rate increases, major improvements in workforce relations and significant reductions in operating costs. Throughout her extensive career at Boeing, Ms. Wyse also successfully led the 737, 767 and 787 Charleston programs. Ms. Wyse holds an MBA and a B.Sc. in Mechanical Engineering from the University of Washington.  Other Current Public Directorships  None  Former Public Directorships During the Past Three Years  Héroux-Devtek Inc. (February 2019 – February 2025)  IperionX Board Committees  Audit Committee  Nominating and Governance Committee  Compensation Committee  Mr. Tony Tripeny BS (Economics)  Independent Non-Executive Director  Former Executive Vice President and Chief Financial Officer of Corning Incorporated IperionX Director since March 17, 2025  Tony Tripeny brings over 40 years of financial and operational leadership in advanced manufacturing, technology and materials science. Mr. Tripeny’s successful 36-year career at Corning Incorporated, a global innovator and leader in advanced materials science, included senior roles of Executive Vice President and Chief Financial Officer, as well as Senior Vice President and Corporate Controller, until his retirement in 2022. Mr. Tripeny currently serves as a Director at Mesa Laboratories and Origin Materials. He holds an economics degree from the Wharton School of Business at the University of Pennsylvania and is a member of both the Financial Executives Institute and the Institute of  Management Accounting.  Other Current Public Directorships  Mesa Laboratories, Inc. (NASDAQ: MLAB) (2022 – present)  Origin Materials, Inc. (NASDAQ: ORGN) (May 2023 – present)  Former Public Directorships During the Past Three Years  None  IperionX Board Committees  Audit Committee (Chair)  Nominating and Governance Committee  Directors’ Report  29

 Directors’ Report continued  Principal Activities  The principal activities of the Group during the year consisted of the development of its titanium metal technologies and the development of its mineral properties in the United States.  The Group is operating a U.S. based, integrated titanium business to support a range of advanced industries, including consumer electronics, aerospace, defense, medical, bicycles, additive manufacturing and automotive. We expect to offer a range of titanium products and alloys for customers across these key industries.  Our portfolio of assets includes our operations at the Titanium Manufacturing Campus in Halifax County, Virginia; our Titan Project in Tennessee, which is in the exploration stage; and IPF R&D center in Salt Lake City, Utah, that together are re-shoring a sustainable titanium supply chain in the U.S.  During the 2025 fiscal year, IperionX exercised its exclusive option to acquire certain of the assets of Blacksand,  and now owns patents to certain titanium and metal alloy production technologies and holds exclusive global licenses over the Technologies, including hydrogen assisted metallothermic reduction, granulation sintering deoxygenation, low carbon titanium mineral enrichment, hydrogen sintering and phase transformation, alkaline roast and hydrolysis, and other titanium alloying technologies.  Operating and Financial Review  Introduction  IperionX has transitioned to become a leading sustainable producer of titanium products for a wide range  of industries.  Titanium is prized for its high strength-to-weight ratio and its resistance to high temperatures and corrosion. Titanium is used in numerous advanced industries, including consumer electronics, aerospace, defense, industrial, medical, bicycles, hydrogen and automotive. IperionX has developed commercial relationships with a range of customers across these sectors that desire high-performance titanium products via a more sustainable supply chain.  IperionX aims to sell titanium products directly to these customers. Our future products may include manufactured titanium components, titanium powders for additive manufacturing and powder metallurgy and traditional mill products. We offer a range of titanium alloys, including aerospace grade titanium alloys and other high performance titanium alloys.  Since the 1940’s, titanium has been commercially produced using the Kroll Process, which is a relatively energy and cost-intensive method that produces high levels of greenhouse gas emissions. In contrast, IperionX controls the intellectual property rights to certain patented titanium and metal alloy production technologies which use less energy to produce high-performance titanium products, at lower costs, with zero Scope 1 and 2 emissions, driven by the expected use of 100% renewable energy at our facilities (as reported in our recent life cycle assessment published in June 2024).  Today the United States has no commercial domestic primary titanium metal (titanium sponge) production capacity and the U.S. currently imports almost all of the titanium sponge required for its advanced industries. We are re-shoring titanium metal production, thereby reducing America’s acute reliance on primary titanium imports and strengthening the domestic titanium supply chain. To achieve our goals, IperionX has two key value drivers:  Titanium Metals: IperionX has successfully scaled and commissioned its first commercial operations using the Technologies to produce high performance titanium alloys and products at lower costs, with zero Scope 1 and 2 emissions, from either scrap titanium or titanium minerals. IperionX is currently ramping up production at its large-scale titanium production facility, in Virginia; and  30

 Directors’ Report continued  Critical Minerals: IperionX owns the Titan Project in Tennessee, an exploration stage project, which is currently one of the largest titanium, zircon and rare earth mineral resources, reported in accordance with the JORC Code, in the  U.S. At full production, we anticipate that the Titan Project could produce approximately 100,000 tons per annum  of titanium minerals that could potentially be used as a feedstock to produce 100% American-made titanium alloys. IperionX is currently undertaking a definitive feasibility study on the Titan Project, funded by the U.S. DoW, and expected to be complete in Q2 2026.  To meet the growing demand for sustainable and lower cost titanium products, IperionX is ramping up production at its titanium manufacturing facility in Virginia, with first production of deoxygenated titanium achieved in August 2024, and full system commissioning completed in 2025.  Technology and process improvements at the titanium manufacturing facility have already lifted nameplate titanium powder capacity from 125 tpa to 200 tpa – and laid the groundwork for a seven-fold scale-up in titanium production to 1,400 tpa in 2027.  IperionX is aiming for global leadership in advanced manufacturing of high-performance titanium components of  +10,000 tpa by 2030, and has developed a plan to scale titanium capacity in high-performance titanium components, targeting cost competitiveness with stainless steel and aluminum.  To support the potential future growth in titanium production, we also plan to develop the Titan Project in Tennessee to provide low-cost titanium mineral feedstock. In addition, we believe the Titan Project has the potential to be a sustainable, low-cost and globally significant producer of titanium, rare earths and zircon minerals. These minerals are important for advanced U.S. industries including consumer electronics, aerospace, defense, medical, bicycles, additive manufacturing, hydrogen and automotive.  Why Titanium?  Titanium is a strong, lightweight metal with important material properties for applications in consumer electronics, aerospace, defense, medical, bicycles, additive manufacturing, hydrogen and automotive. A range of titanium alloys are recognized for high strength-to-weight ratio and excellent corrosion resistance that exceed many alloys of stainless steel and aluminum. However, titanium’s high production and manufacturing cost has historically been a key factor in hindering its widespread application versus other structural metals such as stainless steel and aluminum.  Currently, primary titanium metal is largely produced by the Kroll Process, invented in the 1940s. The Kroll Process works by reducing titanium from titanium tetrachloride with magnesium in a capital and energy-intensive  batch process.  After primary titanium is produced with the Kroll Process, it must be melted, alloyed and remelted into ingots.  The ingots are then processed in a series of manufacturing steps to produce mill products, including consecutive rolling steps, extruding and forging. Mill products can be machined into parts using subtractive methods where large portions of the titanium metal are machined away into scrap. Some mill products are drawn into wire and used in  a gas atomization process to produce spherical titanium powders.  The United States depends on imported titanium to support its defense and critical infrastructure needs. In 2018, Russian and Chinese titanium sponge producers controlled 61% of the world’s titanium sponge production. By 2024, Russia and China’s control of global titanium sponge production had increased to approximately 75%.  IperionX is currently re-shoring an end-to-end titanium supply chain to the United States by vertically integrating the Technologies, and ultimately the Titan Project, to make sustainable, lower cost high-performance titanium.  Directors’ Report  31

 Directors’ Report continued  Operating and Financial Review continued  Our Production Facilities  Titanium Manufacturing Campus – Virginia  IperionX’s Titanium Manufacturing Campus in Virginia comprises the Titanium Production Facility and the Advanced Manufacturing Center. Commissioning of the TPF is complete, which is already producing high-quality and low-cost angular and spherical titanium powders. These titanium metal powders will be marketed to a wide range of customers for use in additive manufacturing and powder metallurgy.  The high-quality titanium powders are an important low-cost internal feedstock for the AMC, where they are utilized to manufacture a wide range of higher value titanium products such as semi-finished traditional mill products,  near-net-shape forged titanium components and high-value titanium products using additive manufacturing.  IperionX’s simple, low waste, vertically integrated solution:  Current Industry  Up to 10 forging / rolling steps  Vacuum Arc Remelting  Chlorination  Forging  Rolling  Products  Machining  Feedstock  Reduction & Distillation  Products  Machining  Feedstock  IPX HAMR Process IPX HSPT Process  Titanium Minerals  Titanium Sponge (<95% yield)1  Titanium Ingot (<85% yield)2  Titanium Mill Products (~50–75% yield)2,3,4,5  Titanium Products (~5–15% yield)2,3,4  Titanium Scrap and/or Mineral  Titanium Powder Titanium Mill Products (~85–95% yield) or Near Net shapes  (~85% yield)  Titanium Products (~50-80% yield)  Refer to ASX release dated 15 August 2024 for further information.  32

 Directors’ Report continued  Titanium Production Facility – First Titanium Deoxygenation Production Run Complete  In August 2024, IperionX’s HAMR™ furnace successfully completed the first titanium deoxygenation production run at the TPF. The successful titanium deoxygenation production cycle was a significant milestone in the development of HAMR™ technology that has the potential to revolutionize the titanium industry and demonstrates the commercial-scale capabilities of IperionX’s breakthrough titanium deoxygenation technologies.  Produced entirely from 100% scrap titanium (Ti-6Al-4V alloy, Grade 5 titanium), quality assessments confirmed a large reduction in oxygen levels from 3.42% to below 0.07%, far exceeding the ASTM standard requirement of 0.2% for Grade 5 titanium.  In December 2024, IperionX completed the inaugural “end-to-end” commercial HAMR™ production cycle, efficiently deoxygenating high-oxygen titanium scrap and producing high-quality, low-oxygen titanium metal powder, and in September 2025, IperionX fully commissioned all critical systems at its titanium production facility, demonstrating steady-state production of high-quality, low-cost titanium metal products directly from recycled titanium scrap, using IperionX’s proprietary HAMR™ and HSPT™ technologies.  Technology and process improvements at the titanium manufacturing facility have already lifted nameplate titanium powder capacity from 125 tpa to 200 tpa – and laid the groundwork for a seven-fold scale-up in titanium production to 1,400 tpa in 2027.  IperionX is aiming for global leadership in advanced manufacturing of high-performance titanium components of  +10,000 tpa by 2030, and has developed a plan to scale titanium capacity in high-performance titanium components, targeting cost competitiveness with stainless steel and aluminum.  Advanced Manufacturing Center – High-performance Titanium Product Manufacturing  IperionX leverages its patented HAMR™ and HSPT™ technologies with powder metallurgy to manufacture high-performance forged titanium products at its AMC, also located at the Titanium Manufacturing Campus in Virginia.  The use of powder metallurgy has historically been limited in the titanium industry for two key reasons:  Titanium powder manufactured from high-cost titanium billets generates high yield losses for on-spec (low oxygen) titanium metal angular powders. This results in high-cost angular titanium powders, limiting their application for traditional powder metallurgy production processes.  Standard argon-vacuum sintering processes used to consolidate titanium powder can produce inferior microstructure, strength and fatigue properties compared to traditional forged titanium products.  IperionX’s patented HAMR™ titanium production technology can produce low-cost and high-quality titanium metal angular powders. Importantly, the proprietary HSPT™ ‘forging’ technology yields a wrought-like ultrafine grain microstructure to produce titanium products with superior fatigue properties versus traditional titanium powder metallurgy methods.  Capacity at the AMC will also be scaled in order to meet the scaled up titanium powder production of 1,400 tpa in 2027.  Directors’ Report  33

34

Directors' Report continued

Operating and Financial Review continued

Our Production Facilities continued

Industrial Pilot Facility – Utah

The IPF, located in Salt Lake City, Utah, has been producing titanium metal powder with the Technologies since 2019. IperionX has been producing angular and spherical titanium metal powders in ~50-kilogram batches at the IPF for customers and advanced prototyping. Scrap titanium metal is the key titanium feedstock, with renewable power utilized to produce high-quality titanium powder.

Production at the IPF has demonstrated that the Technologies can reduce high oxygen content material to very low levels in titanium metal. With the commissioning of the large-scale manufacturing plant, this facility has been re-purposed as an R&D facility.

Re-shoring U.S. Critical Mineral Production with the Titan Critical Mineral Project

IperionX plans to initially use 100% recycled titanium metal scrap as feedstock for the titanium powder and products produced at the Titanium Manufacturing Campus. However, with high levels of forecast demand growth, IperionX intends to backwards integrate using upgraded titanium mineral feedstock from the Titan Project in Tennessee.

The Titan Project has the potential to be a long-term, low-cost and globally significant producer of titanium, rare earth and zircon critical minerals. These critical minerals are required for advanced U.S. industries, including consumer electronics, aerospace, defense, medical, additive manufacturing, hydrogen and automotive.

Future development of the Titan Project could provide a long-term source for low-cost upgraded titanium feedstocks that, combined with the Technologies, could help establish a fully integrated U.S. titanium supply chain. Vertical integration of the Technologies along with a U.S. supply of critical minerals, including titanium, offers potential long-term competitive and strategic advantages.

In February 2025, the DoW obligated US$5 million through the Industrial Base Analysis and Sustainment program to expedite the Titan Critical Minerals Project in Tennessee to 'shovel-ready' status through the completion of a Definitive Feasibility Study, due to be completed in Q2 2026.

The Titan Project's Mineral Resources, reported in accordance with the 2012 Edition of the JORC Code, are as follows:

Titan Project Mineral Resources at June 30, 2025					THM Assemblage				
Mineral resource category	**Cut off grade (THM %)**	**Material tons (Mt)**	**THM grade (%)**	**THM tons (Mt)**	**Zircon (%)**	**Rutile (%)**	**Ilmenite (%)**	**REE (%)**	**Staurolite (%)**
Indicated	0.4	241	2.2	5.3	11.3	9.3	39.7	2.1	15.6
Inferred	0.4	190	2.2	4.2	11.7	9.7	41.2	2.2	13.7
Total	**0.4**	**431**	**2.2**	**9.5**	**11.5**	**9.5**	**40.3**	**2.1**	**14.8**

Environmental Regulation and Performance

IperionX's operations are subject to various environmental laws and regulations under the relevant government's legislation. Full compliance with these laws and regulations is regarded as a minimum standard for all operations to achieve. Instances of environmental non-compliance by an operation are identified either by external compliance audits or inspections by relevant government authorities. There have been no known breaches by the Group during the financial year.

IPERIONX

 Directors’ Report continued  Highlights  Highlights during and subsequent to the end of the financial year were as follows:  U.S. Government funding to re-shore a domestic titanium supply chain  IperionX awarded US$47.1 million by the U.S. DoW to secure U.S. titanium supply chains  In February 2025, IperionX was awarded a contract for up to US$47.1 million in funding by the U.S. DoW to strengthen the U.S. Defense Industrial Base by accelerating development of a resilient, low-cost, and  fully-integrated U.S. mineral-to-metal titanium supply chain. As part of the initial phase, the DoW obligated US$5 million through the Industrial Base Analysis and Sustainment program to expedite the Titan Critical Minerals Project in Tennessee to ‘shovel-ready’ status.  In August 2025, the U.S. DoW obligated a further US$12.5 million under the US$47.1 million award to be applied to purchase orders for long-lead, major capital equipment required for the next stage of capacity scale-up to over  1,400 metric tons per year at the Virginia Titanium Manufacturing Campus. Major incremental capacity categories include titanium deoxygenation, sintering and powder metallurgy consolidation systems; near-net-shape component manufacturing and ancillary infrastructure upgrades.  In September 2025, the Company announced that the DoW obligated an additional US$25.0 million to the previously announced US$47.1 million award. This US$25.0 million obligation, along with the prior US$12.5 million and  US$5.0 million, takes total obligations to US$42.5 million, with the remaining US$4.6 million expected to be obligated over the contract term.  IperionX awarded U.S. DoW SBIR Phase III contract for up to US$99 million  In June 2025, IperionX was awarded a SBIR Phase III contract by the U.S. DoW. Structured as an Indefinite Delivery,  Indefinite Quantity contract in support of achieving “Low-Cost Domestic Titanium for Defense Applications” in the U.S., the contract establishes a funding mechanism through which qualifying U.S. Government agencies can place project-specific task orders – collectively capped at US$99 million – for the supply of IperionX titanium components and parts.  Shortly after the SBIR Phase III contract award, IperionX received the first task order, valued at US$1.3 million, from the U.S. Army under the SBIR for the production and delivery of titanium parts for U.S. Army ground vehicle programs.  Customer Engagements  Partnership with Aperam to advance a circular titanium supply chain  In July 2024, IperionX and Aperam signed an agreement to apply IperionX’s fully circular and sustainable titanium supply chain solution to the consumer electronics sector, with IperionX to use its patented titanium technologies to upcycle up to 12 metric tons of titanium scrap from the consumer electronics sector to manufacture a range  of high-performance titanium products.  IperionX executes sourcing contract with global automaker  In September 2024, IperionX executed a sourcing contract for the supply of manufactured metal components for Ford Motor Company. The term of the Contract runs for 45 months commencing in 2025, with IperionX contracted to supply titanium metal powder and manufacture components. Total revenues from the contract are expected  to be ~US$11 million.  Directors’ Report  35

 Directors’ Report continued  Operating and Financial Review continued  Highlights continued  Customer Engagements continued  IperionX secures first U.S. army task order under US$99 million SBIR Phase III contract  In June 2025, IperionX received the first task order, valued at US$1.3 million, from the U.S. Army under a SBIR Phase III Indefinite Delivery Indefinite Quantity contract with the U.S. DoW. The task order facilitates the production and delivery of titanium parts for U.S. Army ground vehicle programs. The project was the first of further task orders expected under the US$99 million SBIR Phase III contract, which enables any DoW and U.S. Government agency  to support production capabilities to procure titanium parts and materials directly from IperionX.  Other ongoing customer engagements and developments  Product development and qualification continues to build momentum across key customer sectors – defense, automotive and consumer electronics.  There has been very strong customer engagement for high-performance titanium components that suffer from historically low material yields (high scrap rates) – such as titanium fasteners, housings, and precision components.  Titanium Manufacturing Campus Development  Commissioning of the Titanium Manufacturing Campus in Virginia  In August 2024, IperionX commissioned the HAMR™ furnace and completed the first titanium deoxygenation production run at the Titanium Production Facility. The successful first titanium deoxygenation production cycle is a significant milestone in the development of HAMR™ technology that has the potential to revolutionize the titanium industry and demonstrates the commercial-scale capabilities of IperionX’s breakthrough titanium deoxygenation technologies.  In December 2024, IperionX completed the inaugural “end-to-end” commercial HAMR™ production cycle, efficiently deoxygenating high-oxygen titanium scrap and producing high-quality, low-oxygen titanium metal powder.  In September 2025, IperionX fully commissioned all critical systems at its titanium production facility, demonstrating steady-state production of high-quality, low-cost titanium metal products directly from recycled titanium scrap, using IperionX’s proprietary HAMR™ and HSPT™ technologies. Further, process improvements and optimization lifted nameplate titanium powder production capacity by 60% – from 125 tpa to 200 tpa – without additional capital spend. Higher throughput, lower reagent intensity and reduced production cycle times are expected to cut operating costs down to ~US$55/kg.  U.S. DoW backed expansion by mid-2027 has commenced, to become the largest and lowest cost U.S. producer  In September 2025, IperionX announced that it was scaling titanium production capacity to 1,400 tons per annum, with commissioning targeted for mid-2027 positioning IperionX to be the largest and lowest-cost North American titanium powder producer.  The total expansion capital is ~US$75 million, including ~US$14 million in contingency, and is majority funded through the U.S. DoW IBAS award of US$42.1 million, along with IperionX’s balance sheet cash. Additional contract awards under the US$99 million SBIR Phase III program and access to Private Activity Bonds enhance  financial flexibility.  The titanium production expansion to 1,400 tpa will support a more resilient, sustainable U.S. titanium supply chain, reducing reliance on foreign imports and enhancing national security for advanced industries such as aerospace, defense, and electric vehicles.  36

 Directors’ Report continued  2030 roadmap targets global leadership in high-performance titanium components  IperionX is aiming for global leadership in advanced manufacturing of high-performance titanium components of +10,000 tpa by 2030, and has developed a plan to scale titanium capacity in high-performance titanium components, targeting cost competitiveness with stainless steel and aluminum.  Titan Project Development  Definitive Feasibility Study for Titan Project  In April 2025, IperionX announced the commencement of a Definitive Feasibility Study for its Titan Critical Minerals Project in Tennessee – the largest mineral resource (reported in accordance with the JORC Code) of titanium,  rare earth, and zircon mineral sands in the United States. The DFS, expected to be completed in Q2 2026, will define engineering, flowsheets, and infrastructure for long-term supply of titanium feedstock and heavy rare earths, including dysprosium and terbium – key elements for high-performance magnets and defense systems.  This final phase of feasibility is partly funded by an allocation from IperionX’s recent U.S. Government award of US$47.1 million, underscoring the strategic significance of the Titan Project in securing a fully integrated, U.S.-based ‘mineral-to-metal’ titanium supply chain. U.S. Government funding awarded to IperionX since January 2023 now totals over US$60 million.  Strategic offtake partners – multiple partners, advanced due diligence  Throughout the period, IperionX continued to receive significant interest in the Titan Project’s valuable titanium, rare earth and zircon critical minerals. A major Japanese conglomerate completed bulk sample test work at the Titan Project to advance potential sales offtake and development financing, with subsequent metallurgical test work taking place at an independent laboratory in Australia. A number of other Japanese parties have expressed interest in sales, marketing, and investment proposals focused on the offtake of titanium and rare earth minerals from the Titan Project.  Corporate  In October 2024, IperionX completed a placement of 31.3 million new fully paid ordinary shares at an issue price of A$3.20 per share to raise A$100 million (approximately US$67 million). Proceeds from the placement are being  or were applied to Virginia Titanium Manufacturing Campus expansions (including studies, equipment and working capital), ongoing Virginia development and operations, acquisition of intellectual property, and for general working capital and corporate purposes. Executive Chairman Mr. Todd Hannigan subscribed for 593,750 shares to raise A$1.9 million (approximately US$1.3 million).  In November 2024, IperionX successfully completed the acquisition of the intellectual property portfolio to secure the exclusive commercial rights to the breakthrough titanium technologies. The acquisition secured IperionX’s exclusive commercial rights to the patents and proprietary technologies, including Green Rutile™, Alkaline Roasting Hydrolysis, Hydrogen Assisted Metallothermic Reduction and Hydrogen Sintering and Phase Transformation.  In July 2025, IperionX completed a placement of 14 million new fully paid ordinary shares at an issue price of A$5.00 per share to raise A$70 million (approximately US$46 million). The placement allows IperionX to order long-lead capital items and shorten the construction schedule for planned scale-up in titanium production. Subject to shareholder approval, IperionX non-executive directors and executive directors subscribed for 433,230 shares under the placement to raise approximately A$2.2 million (approximately US$1.4 million).  Directors’ Report  37

 Directors’ Report continued  Operating and Financial Review continued  Results of Operations  The Group’s net loss after tax for the financial year ended June 30, 2025 was US$35.3 million (2024: US$21.8 million). This loss is largely attributable to:  Research and development costs of US$12.7 million (2024: US$8.7 million) which is attributable to the Group’s accounting policy of expensing R&D expenses incurred by the Group in connection with the R&D of the Group’s titanium processing technologies, including salaries and related personnel expenses, subcontractor expenses, patent registration expenses, materials, and other related R&D expenses associated with processing operations at our IPF in Utah and Titanium Manufacturing Campus in Virginia;  Exploration and evaluation expense of US$2.9 million (2024: US$2.0 million) which is attributable to the Group’s accounting policy of expensing exploration and evaluation expenditure (other than expenditures incurred in the acquisition of the rights to explore, including option payments to landowners) incurred by the Group in the period subsequent to the acquisition of the rights to explore and up to the successful completion of definitive feasibility studies for each separate area of interest;  Corporate and administrative expenses of US$10.7 million (2024: US$4.5 million) which is attributable to salaries and wages, overhead costs, such as maintaining our corporate headquarters, public company costs, implementation of the Enterprise Resource Planning system, audit and other fees for professional services and legal compliance;  Business development expenses of US$3.4 million (2024: US$3.6 million) which is attributable to costs of our customer engagement expenses, our investor relations expenses, including costs for press releases, maintenance of the Company’s website, our other investor marketing and information initiatives, and other fees for corporate advisory services;  Non-cash share-based payment expense of US$9.6 million (2024: US$3.8 million) which is attributable to expensing the value of unlisted options and performance rights granted to key employees, consultants and advisors, as required under AASB 2 Share-based Payment. The value is measured at grant date and recognized over the vesting period of the incentive securities; and  Finance income of US$3.6 million (2024: US$0.5 million) attributable to interest income on cash balances and foreign exchange gains.  Loss Per Share  The basic and diluted loss per share for the year ended June 30, 2025, was US$0.12 per share (2024: US$0.10 per share).  Dividends  No dividends were paid or declared since the start of the financial year (2024: nil). No recommendation for payment of dividends has been made.  38

 Directors’ Report continued  Financial Position  At June 30, 2025, the Group had cash reserves of US$54.8 million (2024: US$33.2 million) and net assets of US$92.4 million (2024: US$51.3 million).  The financial statements have been prepared on the going concern basis, which contemplates the continuity of  normal business activity and the realization of assets and the settlement of liabilities in the normal course of business. Based on management’s assessment of the Company’s financial position, cash flows, and future projections, management has concluded that there are no conditions or events that raise material uncertainty about the Company’s ability to continue as a going concern for the foreseeable future, which is defined as at least twelve months from the date of issuance of the financial statements.  Business Strategies and Prospects for Future Financial Years  The objective of the Group is to create long-term shareholder value by combining its patented titanium technologies to continue to scale a low-cost titanium supply chain business in the U.S. and, in time, globally.  After completing industrial pilot scale production of titanium metal using 100% recycled titanium feedstocks in Utah IperionX has now transitioned to be a commercial producer of titanium metal products in the United States, based on the Virginia Titanium Manufacturing Campus. IperionX produces low-cost and high-quality angular and spherical titanium powder, which is used to produce near-net-shape and final titanium parts through powder metallurgy or  additive manufacturing. These technologies provide IperionX with a sustainable competitive advantage and significant value uplift from upgrading raw titanium materials through to finished high-performance titanium products when compared to traditional titanium industry supply chains.  To achieve its objective, the Group currently has the following business strategies and prospects over the medium to long-term:  commercialize the Technologies to produce titanium metal and metal powders for key markets, including consumer electronics, aerospace, defense, medical, bicycles, additive manufacturing, hydrogen and automotive;  complete techno-economic evaluations, including working with current and potential customers to provide titanium metal powder samples and prototype titanium components produced with our titanium metal powder using the Technologies;  continue to investigate alternative applications of the Technologies to additional value-added metal closed-loop production capabilities, including zircon and synthetic rutile, and the potential production of rare earth elements;  continue discussions with current and potential customers and strategic partners for future production and sale of titanium metal products, titanium minerals and other critical minerals, including, but not limited to, rare earth elements;  continue to expand IperionX’s critical mineral land position in the United States, explore for additional critical minerals and secure final permit and zoning approvals;  complete the Feasibility Study on the Titan Project to assess the economic potential of the Project and define an initial Ore Reserve; and  vertically integrate the Technologies with titanium material feedstocks from the Titan Project to develop an end-to-end U.S.-based titanium and critical mineral supply chain.  Directors’ Report  39

 Directors’ Report continued  Operating and Financial Review continued  Business Strategies and Prospects for Future Financial Years continued  These activities are inherently risky and the Board is unable to provide certainty of the expected results of these activities, or that any or all of these likely developments will be achieved. The material business risks faced by the Group that could have an effect on the Group’s future prospects, and how the Group manages these risks, include:  Mineral development risk – The exploration for, and development of, mineral deposits involves a high degree  of risk. Few properties that are explored are ultimately developed into producing mines. To mitigate this risk, the Company will undertake systematic and staged exploration and testing programs on its mineral properties and, subject to the results of these exploration programs, the Company will then progressively undertake a number of technical and economic studies with respect to its projects prior to making a decision to mine. However there can be no guarantee that the studies will confirm the technical and economic viability of the Company’s mineral properties or that the properties will be successfully brought into production;  Capital and funding risk – Future expansion of the Company’s titanium facilities and any future development of the Company’s mineral properties will require substantial additional financing. Failure to obtain sufficient additional financing may result in delay or postponement of further development of the Company’s titanium facilities and/or mineral properties or even a loss of property interest. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favorable to  the Company;  Commodity price risk – The price of titanium metal and other critical minerals, including titanium feedstocks, rare earth elements, silica sand and zircon fluctuate widely and are affected by numerous factors beyond the control of the Group. Future production from the Group’s titanium metal facilities or mineral properties will be affected  by commodity prices being adequate to make these facilities or properties economic. The Group currently does not engage in any hedging or derivative transactions to manage commodity price risk. As the Group’s operations change, this policy will be reviewed periodically going forward; and  Competition risk – The Group competes with other domestic and international companies in the titanium technology and critical minerals industries, some of whom have larger financial and operating resources. Increased competition could lead to higher supply or lower overall pricing. There can be no assurance that the Company will not be materially affected by increased competition. In addition, while the Group is continuing to secure additional surface and mineral rights, there can be no guarantee that the Group will succeed in these efforts, which could affect the results of the Group’s operations.  Significant Changes in the State of Affairs  On July 7, 2024, the Company completed the second and final tranche of a placement of 26.2 million new fully paid ordinary shares at an issue price of A$1.91 per share to raise gross proceeds of US$33.4 million (A$50.0 million) before costs. The second tranche consisted of 0.4 million shares with proceeds of US$4.8 million (A$7.1 million) placed to institutional, sophisticated and professional investors and 3.3 million shares to Directors of the Company following shareholder approval.  On November 26, 2024, the Group exercised its exclusive option to purchase intellectual property rights of Blacksand. The Group now holds the exclusive commercial licensing rights for more than 40 global patents through a license agreement with the University of Utah including the global patents for patented technologies that can produce low-cost and low-carbon titanium metal. As consideration for the option, the Group has made or will make payments totaling US$14.3 million (of which US$5.5 million was paid in prior fiscal periods);  40

 Directors’ Report continued  On December 18, 2024, the Company completed the final tranche of its placement of 31.25 million new fully paid ordinary shares at an issue price of A$3.20 per share to raise gross proceeds of US$66 million (approximately A$100.0 million);  On February 17, 2025, the Group was awarded up to US$47.1 million in funding by the U.S. DoW through the IBAS program to accelerate development of a resilient, low-cost, and fully-integrated U.S. mineral-to-metal titanium supply chain, which includes US$5 million to go towards the completion of a Definitive Feasibility Study for the Titan Project.; and  On June 5, 2025, IperionX received an SBIR Phase III Indefinite Delivery, Indefinite Quantity contract to achieve “Low-Cost Domestic Titanium for Defense Applications” in the U.S., enabling the Company to receive task order funding from U.S. DoW agencies up to a total of US$99 million.  On June 11, 2025, IperionX announced that it has received the first task order, valued at US$1.3 million, from the  U.S. Army under this SBIR contract.  Other than the above, there were no significant changes in the state of affairs of the Group during the year ended June 30, 2025, not otherwise disclosed.  Significant Events After the Balance Date  On July 29, 2025, the Company completed the first tranche of a placement of 14.0 million new fully paid ordinary shares at A$5.00 per share, to raise gross proceeds of A$70.0 million (approximately US$45.7 million) before costs. The first tranche consisted of 13.6 million shares to institutional and sophisticated investors to raise gross proceeds of A$67.8 million (~US$44.3 million) before costs. The second and final tranche consists of 0.4 million shares to Directors of the Company, subject to shareholder approval, to raise gross proceeds of A$2.2 million  (~ US$1.4 million) before costs. The placement positioned the company to capitalize on the United States’ demand for a reliable source of titanium metal – particularly for defense, aerospace and advanced manufacturing applications. Ordering long-lead capital items at that time was expected to shorten the construction schedule for planned scale-up in titanium production capacity and underpinned ongoing engagement with the U.S. DoW;  On August 26, 2025, the Company announced that the U.S. DoW had obligated US$12.5 million under IperionX’s previously announced US$47 million award to strengthen the U.S. Defense Industrial Base by  accelerating the scale-up of a resilient, low-cost, and fully-integrated U.S. mineral-to-metal titanium supply chain. The US$12.5 million was applied to purchase orders for long-lead, major capital equipment required for the next stage of capacity scale-up to over 1,400 metric tons per year at the Virginia Titanium Manufacturing Campus; and  On September 26, 2025, the Company announced that the DoW obligated an additional US$25.0 million to the previously announced US$47.1 million award. This US$25.0 million obligation, along with the prior US$12.5 million and US$5.0 million, takes total obligations to US$42.5 million, with the remaining US$4.6 million expected to be obligated over the contract term.  Other than the above, as at the date of this report there are no matters or circumstances that have arisen since June 30, 2025 that have significantly affected or may significantly affect:  the operations, in financial years subsequent to June 30, 2025, of the Group;  the results of those operations, in financial years subsequent to June 30, 2025, of the Group; or  the state of affairs, in financial years subsequent to June 30, 2025, of the Group.  Directors’ Report  41

42

Directors' Report continued

Indemnification and Insurance of Officers and Auditors

The Constitution of the Company requires the Company, to the extent permitted by law, to indemnify any person who is or has been a director or officer of the Company or Group for any liability caused by such a director or officer and any legal costs incurred by a director or officer in defending an action for any liability caused by such a director or officer.

During or since the end of the financial year, no amounts have been paid by the Company or Group in relation to the above indemnities. During the financial year, an insurance premium of US$229,238 was paid by the Group to insure against a liability incurred by a person who is or has been a director or officer of the Company or Group.

The Company has agreed to indemnify its auditors, PricewaterhouseCoopers, to the extent permitted by law, against any claim by a third party arising from the Company's breach of their agreement. The indemnity stipulates that the Company will meet the full amount of any such liabilities including a reasonable amount of legal costs.

Directors' Interests

As at the date of this report, the Directors' interests in the securities of the Company are as follows:

	Ordinary shares[1]	Vendor performance shares[2]	Vendor options[3]	Unlisted options[4]	Performance rights[5]	Restricted stock units[6]
Todd Hannigan	25,443,775	1,260,000	560,000	–	918,906	613,797
Anastasios Arima	11,405,113	2,250,000	1,000,000	–	1,307,418	1,057,243
Lorraine Martin	963,144	–	–	106,093	–	145,371
Vaughn Taylor	1,024,171	–	–	–	–	145,371
Tony Tripeny	–	–	–	–	–	42,486
Melissa Waller	403,032	–	–	–	–	145,371
Beverly Wyse	504,489	–	–	106,093	–	145,371

Notes:

1. 'Ordinary Shares' means fully paid ordinary shares in the capital of the Company.
2. 'Vendor Performance Shares' means an unlisted performance share that converts to one Ordinary Share in the capital of the Company upon the satisfaction of the relevant performance condition. These were issued to the original vendors of HMAPL as consideration for the Company's acquisition of HMAPL in fiscal 2021.
3. 'Vendor Options' means an unlisted option to subscribe for one Ordinary Share in the capital of the Company. These were issued to the original vendors of HMAPL as consideration for the Company's acquisition of HMAPL in fiscal 2021.
4. 'Unlisted Options' means an unlisted option to subscribe for one Ordinary Share in the capital of the Company.
5. 'Performance Rights' means an unlisted performance right that converts to one Ordinary Share in the capital of the Company upon the satisfaction of the relevant performance condition.
6. 'Restricted Stock Units' means an unlisted restricted stock unit that converts to one Ordinary Share in the capital of the Company upon the satisfaction of the relevant service vesting condition.

IPERIONX

 Directors’ Report continued  Convertible Securities  At the date of this report the following convertible securities have been issued over unissued Ordinary Shares of the Company:  19,800,000 vendor Class B performance shares that vest upon achieving the First Production Milestone on or before September 17, 2025, expiring December 1, 2025. These were issued to the original vendors of HMAPL as consideration for the Company’s acquisition of HMAPL in fiscal 2021;  4,000,000 vendor Class A performance options exercisable at A$0.20 each that vest upon achieving the  Pre-Feasibility Study Milestone on or before September 17, 2024, expiring December 1, 2025. These were issued to the original vendors of HMAPL as consideration for the Company’s acquisition of HMAPL in fiscal 2021;  4,000,000 vendor Class B performance options exercisable at A$0.20 each that vest upon achieving the First Production Milestone on or before September 17, 2024, expiring December 1, 2025. These were issued to the original vendors of HMAPL as consideration for the Company’s acquisition of HMAPL in fiscal 2021;  225,000 vendor options exercisable at A$0.20 each on or before December 1, 2025. These were issued to the original vendors of HMAPL as consideration for the Company’s acquisition of HMAPL in fiscal 2021;  212,186 director options exercisable at A$0.87 each on or before December 5, 2026;  1,305,000 employee options exercisable at A$8.00 each on or before June 30, 2027;  1,374,746 employee options exercisable at A$5.00 each on or before April 10, 2029;  4,957,558 director and employee RSUs that vest upon achieving various service-based conditions (1,163,002 expiring December 31, 2025, 141,456 expiring December 5, 2026, 1,162,996 expiring December 31, 2026, 270,084  expiring December 5, 2027, 25,132 expiring December 31, 2027, 212,430 expiring December 16, 2028, 344,483  expiring December 31, 2028, and 1,637,975 expiring April 10, 2029);  3,775,000 employee performance rights that vest upon achieving a 30-day VWAP of A$4.00 per share and other various (non-market based) performance conditions (445,000 expiring December 31, 2027 and 3,330,000 expiring  December 31, 2028);  1,157,803 employee performance rights that vest upon achieving a 30-day VWAP of A$6.00 per share, expiring April 10, 2031;  1,157,803 employee performance rights that vest upon achieving a 30-day VWAP of A$7.00 per share, expiring April 10, 2031;  1,157,803 employee performance rights that vest upon achieving a 30-day VWAP of A$8.00 per share, expiring April 10, 2031; and  1,161,000 employee performance rights that vest upon achieving various (non-market based) performance conditions (271,000 expiring December 22, 2025, 160,000 expiring December 31, 2025, 400,000 expiring  April 23, 2026, 275,000 expiring December 22, 2026, and 55,000 expiring December 31, 2026).  During the year ended June 30, 2025 and up to the date of this report, 29,154,227 ordinary shares have been issued as a result of the exercise of Performance Shares, Unlisted Options, RSUs, and Performance Rights.  Directors’ Report  43

 Directors’ Report continued  Letter from Chair of the Remuneration and Nomination Committee  Dear Shareholders,  On behalf of the Board of Directors of the Company, I am pleased to present the IperionX’s Remuneration Report for the financial year ended June 30, 2025.  The Board of Directors of the Company has overall accountability for the oversight of the Company’s remuneration approach for executive KMP and NEDs, having regard to the recommendations made by the Compensation Committee.  Who we are and where we operate  IperionX is a U.S.-based titanium metal technology business with an award-winning, patented technology portfolio. While we are listed on both the ASX and Nasdaq, our business is unequivocally American: the vast majority of our executives and employees, our customers, and our operating assets are in the United States, supporting the rapid build-out of a domestic titanium supply chain.  Our pay philosophy  Executing this strategy requires world-class U.S. leadership and a high-performance culture tightly aligned to long-term shareholder value. The Board is accountable for remuneration outcomes for executive KMP and NEDs, informed by recommendations from the Compensation Committee and independent advice from Pearl Meyer & Partners (U.S.). Our approach is simple and consistent:.  Pay for performance: Rewards should rise or fall with value creation;  Role scope and criticality: Compensation reflects the responsibility and impact of the role; and  Operate where we compete: Benchmark to the U.S. market in which we hire, produce, and sell.  Why U.S. benchmarking is essential  As one of the few truly U.S. companies on the ASX, competing for specialized manufacturing and deep-tech leadership talent requires U.S. market calibration. This is a deliberate and necessary consequence of our strategy and footprint. Paying below competitive U.S. rates risks execution, schedule, retention and value leakage; paying appropriately attracts and retains the high-performance talent needed to build a leading American titanium business.  Engagement and disclosure  We actively engaged throughout the year with shareholders and proxy advisers to explain the realities of competing for  U.S. leadership talent while being perceived as “Australian” only due to our primary ASX listing. Feedback from many of our largest long-term shareholders – both U.S. and Australian – has been supportive of our U.S.-centric framework. We also received constructive input on disclosure, which we have reflected in this year’s report to further clarify targets, calibration, and outcomes.  It was pleasing to hear directly from many of our largest U.S. and Australian long-term shareholders who are very supportive of our remuneration framework. These shareholders recognize the need for a U.S. remuneration framework to attract, motivate, and retain the best engineering, research and leadership talent to ensure the long-term success  of IperionX.  We were also pleased to receive positive feedback from both shareholders and proxy advisors on our uplifted disclosures. In the order of full transparency, we have provided a summary of key feedback received and  our responses.  44

 Directors’ Report continued  Remuneration benchmarking  Our approach to pay at IperionX is anchored in three principles that apply to everyone – from new hires to the Board: performance, the scope and criticality of the role, and location.  These principles guided the recent independent review of executive remuneration by Pearl Meyer & Partners. Benchmarking our CEO and senior executives against a sub-US$2 billion peer group showed total packages at roughly the 10th-25th percentile at the time of review. Following this, the Board repositioned compensation to approximately the 25th percentile for Cash Compensation (fixed remuneration + STI) and around the median for Total Compensation (including equity). Importantly, ≥80% of the CEO’s and Executive Chair’s total opportunity is  performance-based and linked to share-price outcomes, keeping fixed pay lean and aligning upside with shareholders.  The alignment between this framework and shareholder value creation is evident. In FY2025 our share price rose  ~133% from A$2.04 to A$4.75 per share, and momentum continued into the September 2025 quarter, reaching a high of A$7.60. Market quality also improved, with liquidity increasing significantly following inclusion in the ASX 300 during FY2025 and the ASX 200 in August 2025.  Looking ahead  Our commitment is unchanged: maintain a clear, performance-linked remuneration framework that supports safe, reliable scale-up; attracts and retains mission-critical U.S. talent; and aligns leaders with the long-term interests of all shareholders. Where we receive informed, constructive feedback, we will continue to listen and improve – without compromising the capabilities required to deliver our strategy.  Vaughn Taylor  Chair, Compensation Committee  Directors’ Report  45

 Directors’ Report continued  Remuneration Report  This Remuneration Report, which forms part of the Directors’ Report, sets out information about the remuneration of the KMP of the Group. The Remuneration Report has been audited as required by section 308 (3C) of the Corporations Act 2001.  Details of Key Management Personnel  The KMP of the Group during or since the end of the financial year were as follows:  Directors  Executive Chairman  Chief Executive Officer and Managing Director  Lead Independent Director Independent Non-Executive Director Independent Non-Executive Director Independent Non-Executive Director Independent Non-Executive Director  Mr. Todd W. Hannigan Mr. Anastasios Arima Ms. Lorraine M. Martin Mr. Vaughn Taylor  Ms. Melissa G. Waller Ms. Beverly M. Wyse Mr. Tony Tripeny  Other KMP  Mr. Toby E. Symonds Mr. W. Scott Sparks Mr. Dominic P. Allen Ms. Marcela Castro  President and Chief Strategy Officer Chief Operating Officer  Chief Commercial Officer Chief Financial Officer  Unless otherwise disclosed, the KMP held their position from July 1, 2024, until the date of this report.  Executive Remuneration Snapshot  Overview of Fiscal 2025 Executive Remuneration Framework  Executive remuneration arrangements for fiscal 2025 have been designed to:  Benchmark to where we operate: Reflect the Company’s U.S. business, workforce, customer base, and  asset footprint.  Align interests with shareholders: Emphasize pay-for-performance with clear links to long-term value creation.  Support commitment and stability: Promote sustained leadership focus and continuity through multi-year incentive design.  Prioritize execution and resilience: Tie outcomes to commercialization milestones, scale-up delivery, balance-sheet strength and long-term value creation.  46

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Fiscal 2025 Company Performance Overview

Fiscal 2025 Operational Performance Highlights

The following Remuneration Report for fiscal 2025 sets out the remuneration framework for the Company's executive KMP and NEDs. For fiscal 2025, the remuneration framework was heavily weighted towards rewarding executive KMP for progressing the commercialization of our assets and balance sheet strength, delivering significant appreciation in the company share price and focusing on delivery of key scale-up targets.

The Compensation Committee is pleased to report that throughout fiscal 2025 the Company achieved the following key milestones:

- **Funding, Corporate, Financial and Investor Relations** – Raised US$67 million in equity adding eight new institutional shareholders to the register. An exceptional +133% increase in the share price over the period from A$2.04 to A$4.75 per share. Inclusion in the ASX300 Index significantly increased share liquidity;
- **Operations** – The 1080 Building was transformed into near finished industrial titanium production hub over the year. The 1092 Building was transformed into the Advanced Manufacturing Center, and made significant progress on the Titan Project towards DFS and position for future development;
- **Commercial and Government Engagements** – Significant progress above expectation on publicly announced and confidential commercial engagements and government contracts, including funding programs and other confidential engagements;
- **Product Innovation/R&D/IP** – Confidential ongoing innovation and protection of existing IP. Completed full acquisition of the 'Titanium Technologies' from Blacksand in November – securing IP critical for commercialization and long-term success;
- **Safety** – no lost time injuries during the period. Designed and implemented robust engineering systems to ensure workplace safety; and
- **People & Sustainability** – Recruited more top talent across the business and obtained revalidation by UL for 100% recycled content for powder production in SLC, Utah.

During fiscal 2025, short-term and long-term incentives were awarded to executive KMP and restricted stock units were awarded to NED's.

Fiscal 2025 Market Performance Highlights

The table below outlines the Company's market performance since July 20, 2020.

	Fiscal 2025	Fiscal 2024	Fiscal 2023	Fiscal 2022	July 20, 2020 to June 30, 2021
Dividends paid (US$)	–	–	–	–	–
Share price at end of period (A$) (ASX:IPX)	A$4.75	A$2.04	A$1.115	A$0.82	A$0.96
1-year total shareholder return (%)	133%	83%	36%	(15%)	269%[1]
3-year total shareholder return (%)	479%	113%	329%	N/A	N/A
Market capitalization at end of period (A$)	A$1.5 billion	A$525 million	A$216 million	A$115 million	A$101 million

Notes:

1. Calculated using a starting share price of A$0.26, being the closing share price of the Company on ASX on December 1, 2020, which was the date of completion of the reverse acquisition of the Company by HMAPL.

 Directors’ Report continued  Remuneration Framework  Overview  IperionX is a U.S.-based titanium technology and manufacturing company listed on both the ASX and Nasdaq. Our executives, employees, customers, and operating assets are overwhelmingly in the United States, and our strategy is anchored in building a low-cost and resilient U.S. titanium supply chain.  The Remuneration Framework for KMP is developed by the Board and its Compensation Committee, with independent advice from Pearl Meyer (U.S.). It is designed to:  Compete for U.S. leadership talent in advanced manufacturing and hard-tech;  Align rewards to long-term shareholder value, strategic execution, and long-term success;  Reinforce multi-year commitment to scaling operations safely, reliably and profitably; and  Drive performance while managing risk, particularly during rapid commercial scale-up.  Our structure combines fixed remuneration with a meaningful “at-risk” component across short – and long-term incentives. Deliberately lower fixed pay and a higher proportion of performance-based long-term equity ensure executive outcomes closely mirror shareholder outcomes. A significant share of total compensation is contingent on achieving clearly defined milestones tied to value creation. The table below provides an overview of the remuneration elements for fiscal year 2025.  Remuneration Report continued  Fiscal 2025 Company Performance Overview continued  Fiscal 2025 Market Performance Highlights continued  48

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Why our remuneration is benchmarked to the United States

IperionX is a founder-led, U.S.-based titanium metal technology and manufacturing company with a valuable, award-winning patented technology portfolio.

When we listed via a reverse takeover in 2020, we started with an early-stage mineral exploration asset in Tennessee, no proprietary technology, a market capitalization of less than A$10 million (share price ~A$0.10), and less than A$2 million in cash. From these modest beginnings – and with the crucial support of our long-term shareholders – we have built an emerging leader in the U.S. titanium industry.

Today, by every operational and strategic measure, IperionX is a U.S. enterprise:

- **People and Leadership:** Over 95% of our employees and the majority of our Board of Directors are U.S. citizens;
- **Operations:** All operating assets – from our Virginia Titanium Campus, R&D centers in Utah and Virginia, to our Titan Critical Minerals Project in Tennessee – are located in the United States;
- **Customers and Suppliers:** More than 90% of our customers and suppliers are U.S.-based, reflecting our strategic domestic supply chain focus;
- **Capital Markets:** Dual-listed on Nasdaq and ASX, with over 40% of our non-employee shareholders are U.S. domiciled; and
- **National Strategic Role:** The U.S. Government has committed ~US$160 million in non-dilutive funding to accelerate the re-shoring of a domestic titanium supply chain. Beyond being our largest non-equity financier, the U.S. government is poised to become a major customer.

Given this footprint, the U.S. market is the appropriate reference point for recruiting, rewarding, and retaining the specialized leadership required to execute our growth strategy. Benchmarking to the U.S. ensures competitiveness for scarce talent, reinforces pay-for-performance, and aligns incentives with the markets, customers, and regulators most critical to IperionX's long-term success.

Remuneration Mix

Executive remuneration includes fixed remuneration and performance-based remuneration (STI's and LTI's). The remuneration framework for fiscal 2025 comprised the following elements:

	Fixed Remuneration	Short-Term Incentive (STI)	Long-Term Incentive (LTI)
Purpose	Recognized the requirements and responsibilities of the role.	Drives the achievement of annual operational objectives.	Encourages sustained long-term business growth and shareholder value.
Target Opportunity (% of fixed remuneration)	Not applicable	Varies for each KMP	Varies for each KMP
Target Opportunity compared to Peer Group	25th percentile	25th percentile	Median
Delivery mechanism	Cash	Cash	Equity in the form of Performance Rights, Unlisted Options, and RSUs.
Performance criteria	None	Given the growth stage of the business, the Company uses milestone based KPI's aligned to the strategic plan approved by the Board.	• **Hurdles** – "out-of-the-money" share price hurdles for Performance Rights and Options tied to significant shareholder value creation; and • **Service Period** – 3-5 year service period requirements for Performance Rights and RSU's.
Timeframe before reward is realized	Immediate	1 year	Subject to the achievement of performance and service conditions, over a period up to five years.

 Directors’ Report continued  Remuneration Report continued  Remuneration Mix continued  To attract and retain executive talent with the skills and experience to deliver the Company’s strategy additional forms of remuneration including sign-on incentives, and other one-off incentives may be provided to executive KMP at the Board’s discretion.  Shareholder and Proxy Feedback  Over the past 12 months, the Chairman of the Compensation Committee, Mr. Vaughn Taylor, has engaged with a significant proportion of our shareholders. Throughout the year, the Company also engaged shareholders on a wide range of topics, including executive compensation, corporate governance, and environmental and social issues.  This ongoing engagement gives us valuable insight into shareholders’ perspectives and guides enhancements to our governance and disclosures. By actively addressing shareholder questions and concerns, we ensure that the matters most important to our investors remain at the forefront of our decision-making and strategic priorities.  It was pleasing to hear directly from many of our largest U.S. and Australian active long-term shareholders who are very supportive of our remuneration framework and that they recognize the need for a U.S. remuneration framework. We were also pleased to receive positive feedback from both shareholders and proxy advisors on our uplifted disclosures. In the order of full transparency, we have provided key feedback received and our responses below.  Proxy Advisor Feedback Response  Given the Company is listed on the ASX as its primary listing, compensation structures and the remuneration framework should be based on Australian standard, not U.S. standard.  We value ASX standards; however, our remuneration framework is intentionally aligned with U.S. practices in light of our strategic focus on increased manufacturing investments, strong market fundamentals in the U.S. titanium sector, and our technology-driven business model. As we continue to expand our American operations and innovate in advanced titanium production, attracting and retaining top U.S. talent is critical to the long-term success of our business. By tailoring our compensation structure to the U.S. market, we are better positioned to drive long-term shareholder value and ensure the operational  and commercial success of our titanium technologies.  Fixed remuneration pay reviews of more than 15% are substantial and should be limited.  Fixed remuneration continues to grow at above average levels from a low base.  The market capitalization of the company has grown significantly over the last few years, which has resulted in a new peer group being selected by Pearl Meyer, which has also resulted in an increase in fixed remuneration levels.  As the Company continues to grow in complexity moving into commercialization phase and also continued growth in market capitalization, we expect to see growth in fixed remuneration above market averages.  You have a 30 June fiscal year end, however your remuneration measurement period is based on 31 December calendar year. You should align these.  While our primary listing is on the ASX, we operate to calendar year with  regards to our business plan, budgeting and targets, which is standard for a U.S. operating company. Rather than incurring the unnecessary financial expense of varying our financial year for audited financial statements, especially now that we have to comply with the Sarbanes Oxley Act in the U.S., we will ultimately make a decision to align the two around a potential redomicile event in the future.  We are used to STIP targets should that are tied to quantitative financial targets (revenue, earnings, margins etc) and quantitative operational targets (production rates, etc).  The board believes that the current approach to STIP measurements is the best approach given the growth and scale up stage of the business.  We are not yet at the stage of implementing such STIP financial and operational targets. However, we envisage our STIP targets will shift to these financial and operational metrics over time as the business moves into steady state production.  Provide more information on the peer group comparisons that influence KMP compensation reviews.  Following this feedback, we have included the Peer Group in this years  remuneration report.  50

 Directors’ Report continued  Proxy Advisor Feedback  Response  Preference for KMP performance based incentives to be a number of measures, not just share price, with a preference of  >50% of LTIP being performance based.  Historically, more than 50% of LTIPs on issue have been performance-based. Following the recent remuneration and benchmarking review by Pearl Meyer, the new company LTIP plan has been aligned to long-term value creation with a higher weighting on performance linked equity versus time-based equity.  For KMP, performance-based incentives now comprise more than 50% and, in some cases, more than 80% for the CEO, President and Executive Chairman.  Further, these LTIP awards are issued with share price targets or exercise price targets that are significantly “out of the money” at the time of issuance. LTIP issuances also have a minimum 3-year service period, in some cases  5-years, before the equity vests and/or accessible by the KMP.  LTIP granted to KMP should have a minimum three-year cliff vesting profile, not annual vesting.  This has been incorporated into the new LTIP plan designed by Pearl Meyer. Performance Shares have a five-year service period requirement and RSU’s have a three-year service period requirement. No annual vesting.  To remove potential risk of conflict, any equity grants for NED should have a vesting profile of no longer than one (1) year, and if the NED resigns, there should be a pro-rata allocation up to the date of resignation.  This has been incorporated into the new LTIP plan designed by Pearl Meyer.  Remuneration Benchmarking Overview  From late 2024 to April 2025, the Compensation Committee engaged Pearl Meyer, a U.S.-based independent remuneration consultant, to review IperionX’s remuneration structure, policy, and strategy for executives and employees. This review was prompted by the Company’s significant growth since the last benchmarking exercise and by stakeholder feedback on previous Remuneration Reports. Looking ahead, the Company intends to review its peer group annually.  Pearl Meyer benchmarked IperionX against comparable U.S. businesses, reflecting IperionX’s position as a U.S.-based technology and metals manufacturing company rather than a ASX resource company. The resulting  framework emphasizes:  Retaining key employees and attracting skilled talent to advance disruptive titanium technologies within the realities of competing in a highly competitive U.S. market.  Aligning executive compensation with complex development and commercial initiatives over multi-year horizons to create long-term shareholder returns.  Key characteristics of the 15 selected U.S. peers include:  Industry – Vertically integrated metals, specialty chemicals, 3D printing, and manufacturing technology companies, mirroring IperionX’s business model.  Stage – A mix of both operating and developing companies, encompassing pre-revenue/profit and post-revenue/ profit organizations.  When analyzing benchmarking data, Pearl Meyer considered:  Size and Complexity – The peer group includes companies of varying maturity levels and revenue and cash flow profiles, which can create compensation differences. To address this, data was segmented at a US$2 billion enterprise value threshold as a proxy for the stage of the business cycle.  Role Comparison – Individual roles at IperionX were assessed to ensure like-for-like benchmarking with comparable positions in the peer group.  Directors’ Report  51

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Remuneration Report continued

2025 Peer Group

The table below is the selected group of peers for the 2024/2025 remuneration review that has informed the Fixed Remuneration, STI Targets and LTI allocations for fiscal year 2025.

Company	GICS Industry	Headquarters	Market Cap (US$) @ 2/1/25	TSR as of 2/1/25 1-Yr	3-Yr	5-Yr
Tronox Holdings plc	Commodity Chemicals	Stamford, CT	$1,622	−24%	−21%	7%
Kaiser Aluminum Corporation	Aluminum	Franklin, TN	$1,116	11%	−6%	−3%
Minerals Technologies Inc.	Specialty Chemicals	New York, NY	$2,446	13%	3%	8%
Century Aluminum Company	Aluminum	Chicago, IL	$1,696	67%	5%	28%
Materion Corporation	Diversified Metals and Mining	Mayfield Heights, OH	$2,096	−16%	7%	14%
Metallus Inc.	Steel	Canton, OH	$635	−28%	0%	19%
Compass Minerals International, Inc.	Diversified Metals and Mining	Overland Park, KS	$483	−49%	−40%	−26%
Proto Labs, Inc.	Industrial Machinery and Supplies	Maple Plain, MN	$1,023	13%	−5%	−17%
3D Systems Corporation	Industrial Machinery and Supplies	Rock Hill, SC	$488	−25%	−42%	−20%
Luxfer Holdings PLC	Industrial Machinery and Supplies	Milwaukee, WI	$379	81%	−1%	1%
Piedmont Lithium Inc.	Diversified Metals and Mining	Belmont, NC	$285	−42%	−43%	2%
Energy Fuels Inc.	Coal and Consumable Fuels	Lakewood, CO	$1,508	−32%	−6%	30%
Origin Materials, Inc.	Commodity Chemicals	West Sacramento, CA	$134	76%	−43%	n/a
Solid Power, Inc.	Automotive Parts and Equipment	Louisville, CO	$251	−18%	−40%	n/a
TMC the metals company Inc.	Diversified Metals and Mining	Vancouver, BC	$557	26%	4%	n/a
75th Percentile			*$1,565*	*20%*	*2%*	*15%*
Median			*$635*	*−16%*	*−6%*	*4%*
25th Percentile			*$431*	*−26%*	*−40%*	*−7%*
Converted to USD*						
IperionX Limited		**South Boston, VA**	**$829**	**132%**	**68%**	**109%**
Percentile Rank			**54%**	**Highest**	**Highest**	**Highest**
In AUD						
IperionX Limited			**A$1,336**	**132%**	**68%**	**109%**

Beyond the selected peer group, survey data was also evaluated. Where both peer group and survey data were available, a weighted average was used to determine competitive market rates, assigning greater weight to proxy compensation data for KMP.

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At this stage, the large U.S. titanium and advanced metal manufacturers – including Howmet Aerospace, Carpenter Technology, and ATI – were not included in the peer group. While these companies produce a range of titanium products for similar end markets and represent potential competitors for executive and managerial talent, their larger size, valuation, and complexity currently set them apart for benchmarking. However, they remain prospective peers for future benchmarking reviews as IperionX grows.

Benchmarking Outcomes

The benchmarking review revealed that total remuneration – encompassing fixed remuneration and both STI and LTI awards – for KMP was below the 25th percentile of the sub-$2 billion enterprise value peer group. This gap was even more pronounced when the entire peer group was considered.

To ensure that IperionX can effectively attract, retain, and motivate high-caliber Executive KMP, the Board and the Remuneration and Nomination Committee have approved a revised executive remuneration framework for 2025, which includes:

1. **Target Total Cash Compensation:** Positioned near the 25th percentile of the peer group.
2. **Target Total Compensation:** Positioned near the median of the peer group.
3. **Remuneration Mix Weightings:** Weighted more heavily toward "at-risk" components that reflect both immediate priorities and longer-term strategic objectives. In determining the remuneration mix, the Company places greater emphasis on long-term incentives, aligned with the extended timelines required to achieve its strategic goals, retaining talent and deliver sustained shareholder value.

Under this updated framework, the Compensation Committee and Board approved the following compensation packages for KMP during fiscal year 2025, effective 1 January 2025.

	Base (US$)	Target STIP (US$)	STIP target %	Total target cash compensation (US$)	Target LTIP (US$)	Target total compensation (US$)	% Performance related
Taso Arima (Chief Executive Officer and Managing Director)							
2025	550,000	385,000	70%	935,000	2,465,000	3,400,000	84%
2024	400,000	240,000	60%	640,000	1,000,000	1,640,000	76%
Toby Symonds							
2025	523,000	366,000	70%	889,000	2,351,250	3,240,250	84%
2024	380,000	228,000	60%	608,000	950,000	1,558,000	76%
Todd Hannigan (Executive Chairman)							
2025	385,000	270,000	70%	655,000	1,732,500	2,387,500	84%
2024	250,000	125,000	50%	375,000	250,000	625,000	60%
Dominic Allen (Chief Commercial Officer)							
2025	315,000	158,000	50%	473,000	630,000	1,103,000	71%
2024	250,000	125,000	50%	375,000	250,000	625,000	60%
Scott Sparks (Chief Operating Officer)							
2025	315,000	158,000	50%	473,000	630,000	1,103,000	71%
2024	250,000	125,000	50%	375,000	250,000	625,000	60%
Marcela Castro (Chief Financial Officer)							
2025	290,000	145,000	50%	435,000	290,000	725,000	60%
2024	250,000	125,000	50%	375,000	250,000	625,000	60%

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Benchmarking Outcomes continued

A key focus of the Compensation Committee during fiscal 2026 will be further enhancing the executive remuneration framework and updating benchmarking against a group of companies of comparable size and complexity to IperionX to ensure the market competitiveness of IperionX's remuneration arrangements.

Over time and subject to progression of the Company towards revenue generation and profitability, to ensure the Company continues to attract and retain top-tier global talent, it is the intention to adjust Executive KMP to the 60th to 75th percentile on a Total Compensation basis compared to peer comparator groups.

Executive Remuneration

The Group's executive remuneration policy is to provide a fixed remuneration component and a performance-based component (STI's and LTI's). The Board believes that this remuneration policy is appropriate given the considerations discussed in the section above and is appropriate in aligning executives' objectives with shareholder and business objectives.

In a significant year for IperionX, executive KMP demonstrated strong performance, and their remuneration outcomes reflect their performance and significant contributions in fiscal 2025.

Fixed Remuneration

Fixed remuneration consists of base salaries, as well as employer 401(k) contributions or contributions to superannuation funds and other non-cash benefits. Non-cash benefits may include provision of motor vehicles, rental allowance, health care benefits, health insurance, and life insurance.

Fixed remuneration is reviewed annually by the Board. The process consists of a review of company and individual performance, relevant comparative remuneration externally and internally and, where appropriate, external advice on policies and practices.

As outlined above, as part of the implementation of the Remuneration Benchmarking Review completed by Pearl Meyer, during the fiscal year, the fixed remuneration of Executive KMP was benchmarked to peer comparator groups and adjusted to the 25th percentile, with the following adjustments made for executive KMP fixed remuneration during the fiscal year.

Executive KMP	Previous (US$)	Current (US$)	Increase (US$)	Increase (%)
Todd Hannigan (Executive Chairman)	250,000	317,500	67,500	27%
Anastasios Arima (CEO)	400,000	475,000	75,000	19%
Toby Symonds (President)	380,000	451,500	71,500	19%
W. Scott Sparks (COO)	250,000	282,500	32,500	13%
Dominic Allen (CCO)	250,000	282,500	32,500	13%
Marcela Castro (CFO)	250,000	270,000	20,000	8%

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Performance Based Remuneration – Short-Term Incentive

Some executive KMP are entitled to an annual cash bonus upon achieving various KPI's, as set by the Board. Having regard to the current size, nature and opportunities of the Group, the Board has determined that these KPI's will include measures related to successful completion of activities as outlined in the below table. Prior to the end of each financial year, the Board assesses performance against these criteria.

The following table sets out the key criteria which were set by the Board and used to determine executive STI outcomes paid during the fiscal year 2025.

Feature	Description
Eligibility	Limited to select employees, as determined by the Board.
Opportunity	The target opportunity as a percentage of fixed remuneration is set out below:

Executive KMP	Target STI (% of FR)
Todd Hannigan (Executive Chairman)	50%
Anastasios Arima (CEO)	60%
Toby Symonds (President)	60%
W. Scott Sparks (COO)	50%
Dominic Allen (CCO)	50%
Marcela Castro (CFO)	50%

Feature	Description
Payout Methodology	The total payout is calculated based on incremental objectives completed. To receive a payout, the total completion percentage must exceed 50% and is capped at 200% of target. The relationship between weighted score card achievement and payout is reflected in the chart below.

	Weighted scorecard achievement	Payout % of target STIP
Threshold	0%-50%	-%
Target	75%	100%
Maximum	100%	200%

Feature	Description
Performance Assessment	IperionX utilizes a weighted scorecard methodology to award annual cash bonuses to executive KMP, which enhances transparency on the determination of annual cash bonuses. This approach links short-term incentives for executive KMP to clearly defined Company objectives to create a performance-based compensation opportunity that furthers stockholders' interests while motivating and challenging our executive talent to achieve strategic priorities. The cash bonus scorecard for the STIP paid in fiscal year 2025 comprises of six primary strategic goals, each weighted between 15-25%. Each of these goals contained a number of defined objectives. As part of the methodology, scorecard completion determines the total payout.

Measure	Measure	Weighting
Safety	Managing the health and safety matters as a critical business activity	15%
People & Sustainability	Recruitment and retention of key talent across the business, managing environmental compliance and promoting sustainable development	15%
Product Innovation/R&D/IP	Ongoing innovation and protection of existing IP	15%
Commercial and Government Engagements	Focus on delivering numerous commercial and government contracts	15%
Operations	Focus on delivery of key scale-up targets	15%
Funding, Corporate, Financial and Investor Relations	Focus on delivery and commercialization of our assets and balance sheet strength	25%

Feature	Description
Payment	The STI awards were paid in cash after the completion of reviews at December 31, 2024.

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Performance Based Remuneration – Short-Term Incentive continued

The following table outlines the fiscal 2025 performance against the above short-term incentive criteria:

Measure	Measure	Weighting	Achievement
Safety	Managing the health and safety matters as a critical business activity.	15%	Achieved zero recordable injuries in 2024. Designed and implemented robust engineering systems to ensure workplace safety.
People & Sustainability	Recruitment and retention of key talent across the business, managing environmental compliance and promoting sustainable development.	15%	Recruitment and retention of top talent is critical to IperionX's long-term success. In 2024 we added 24 employees, growing the team to 52 employees. Obtained revalidation by UL for 100% recycled content for powder production in SLC, Utah.
Product Innovation/ R&D/IP	Ongoing innovation and protection of existing IP.	15%	Confidential ongoing innovation and protection of existing IP. Completed full acquisition of the 'Titanium Technologies' from Blacksand in November – securing IP critical for commercialization and long-term success.
Commercial and Government Engagements	Focus on delivering numerous commercial and government contracts.	15%	Significant progress above expectation on publicly announced and confidential commercial engagements. Significant progress above expectation on government contracts, including funding programs and other confidential engagements.
Operations	Focus on delivery of key scale-up targets.	15%	The 1080 Building was transformed into near finished industrial titanium production hub over the year. The 1092 Building was transformed into the Advanced Manufacturing Center. Progress the Titan Project towards DFS and position for future development.
Funding, Corporate, Financial and Investor Relations	Focus on delivery and commercialization of our assets and balance sheet strength.	25%	Raised US$100 million in capital across two successful equity placements (US$33 million in May, US$67 million in October). Added eight new institutional shareholders to the register. An exceptional +300% increase (or 4X) in the share price over CY2024. Inclusion in the ASX300 Index significantly increase share liquidity.

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Based on these performance outcomes, the table below outlines the STI awarded to executive KMP with respect to performance in fiscal 2025. During fiscal 2025, cash bonuses of US$1,486,000 (2024: US$734,560) were paid to executive KMP.

Executive KMP	Target STI (% of FR)	Target STI (US$)	STI awarded for 2025 (US$)	% of target STI awarded
Todd Hannigan (Executive Chairman)[1]	200%	125,000	–	–%
Anastasios Arima (CEO)	200%	240,000	480,000	200%
Toby Symonds (President and CSO)	200%	228,000	456,000	200%
W. Scott Sparks (COO)	200%	125,000	250,000	200%
Dominic Allen (CCO)	120%	120,000	150,000	125%
Marcela Castro (CFO)	120%	125,000	150,000	120%

Notes:

1. Mr. Hannigan's share-based payments includes 141,844 shares issued in lieu of his cash bonus of US$250,000, as approved by shareholders on June 27, 2025.

Performance Based Remuneration – Long-Term Incentive

The Group has a LTIP to reward executive KMP and other key employees and contractors for long-term performance. This plan is based on best practice for companies operating in the United States. This LTIP was designed in consultation with Pearl Meyer, our U.S. based remuneration consultant.

The Plan provides for the issuance of Performance Rights, RSU's, and Unlisted Options to eligible employees and contractors as part of their remuneration and incentive arrangements in order to attract and retain their services and to provide an incentive linked to the performance of the Group. The allocation to Performance Rights, RSU's and/or Options is determined by the Board based on the assessment of the contribution by the executive KMP to all aspects of the company's growth.

To achieve its corporate objectives, the Group needs to attract, incentivize, and retain its executive KMP and other key employees and contractors. The Board believes that grants made to eligible participants under the Plan will provide a useful tool to underpin the Group's employment and engagement strategy, and enables the Group to:

- recruit, incentivize and retain KMP and other key employees and contractors needed to achieve the Group's business objectives;
- link the reward of key staff with the achievement of strategic goals and the long-term performance of the Group;
- align the financial interest of participants of the Plan with those of Shareholders; and
- provide incentives to participants of the Plan to focus on superior performance that creates Shareholder value.

The issuance of Performance Rights, RSUs and Options for fiscal 2025 is considered in-line with U.S. based peer group comparators and aligned with linking sustained Company performance, retention and long-term shareholder value.

 Directors’ Report continued  Remuneration Report continued  Executive Remuneration continued  Performance Based Remuneration – Long-Term Incentive continued  The table below summarizes RSU’s, Performance Rights and Options that were granted, vested or lapsed relating to executive KMP remuneration during fiscal 2025.  Granted during  Exercised or converted  Lapsed or expired  2025  during 2025  during 2025  RSU’s  1,555,640  (1,019,668)  –  Performance Rights  3,473,409  (17,066,667)  –  Options  1,158,074  (625,000,00)  –  As at June 30, 2025, the Company had a total of 25,206,752 outstanding Performance Rights, RSU’s and Unlisted Options on issue that had been granted to employees and contractors of the Company as part of their remuneration arrangements, representing 7.30% of the Company’s total shares on issue (on a fully undiluted basis). The Board considers this reasonable and in-line with peer group comparators.  (i) Performance Rights  The LTIP provides for the issuance of Performance Rights to eligible participants which, upon satisfaction of the relevant performance conditions attached to the Performance Rights, will result in the issue of an Ordinary Share for each Performance Right. Performance Rights are issued for no consideration and no amount is payable upon conversion thereof.  Performance Rights granted under the Plan to eligible participants will be linked to the achievement by the Group of certain performance conditions as determined by the Board from time to time. These performance conditions must be satisfied in order for the Performance Rights to vest. Upon Performance Rights vesting, Ordinary Shares are automatically issued for no consideration. If a performance condition of a Performance Right is not achieved by the expiry date, then the Performance Right will lapse.  During fiscal 2025, 3,473,409 Performance Rights were granted to executive KMP as outlined in the table below. These Performance Rights were granted to selected executive KMP as one-off grants as either retention awards or sign-on awards. These awards are linked to the creation of shareholder value growth through the utilization of  “out of the money” share price hurdles and continuous service periods acting as a retention tool for our executives.  In addition to performance criteria, these Performance Rights also had a four-year continuous service period requirement, as well as an additional one-year lock-up period, meaning even if the vesting condition was achieved, the KMP is required to be in continuous service until April 10, 2030.  In determining the size of grant, the Board engaged a third party consultant to value the performance rights utilizing a Monte Carlo simulation model, with a start date of 10 April 2025 (date of board approval). This resulted in a fair value, (as at 10 April 2025) of A$2.24 for the A$6 performance rights, A$2.11 for the A$7 performance rights and A$1.99 for the A$8 performance rights. The fair value of these performance rights were updated when shareholder approval was received and / or when the performance rights were actually issued. For accounting purposes, the share price at the date of issuance was utilized in the financial statements.  58

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Directors' Report continued

KMP	No. Performance rights awarded 2025	Rationale	Vesting conditions
Toby Symonds (President and CSO)	1,247,085	Tied to performance and shareholder value creation. The share price hurdles were between 100-200% above the 30-day VWAP at the time of board approval (10 April 2025). Represents 70% of LTIP award for 2025.	Three different performance right awards of 415,695. All three award vest upon four years of continuous service and the Company achieving a 30-day VWAP of at least A$6.00 per share for one award, A$7.00 for one award, A$8.00 for one award, expiring April 10, 2031.
Anastasios Arima (CEO)	1,307,418	Tied to performance and shareholder value creation. The share price hurdles were between 100-200% above the 30-day VWAP at the time of board approval (10 April 2025). Represents 70% of LTIP award for 2025.	Three different performance right awards of 435,806. All three award vest upon four years of continuous service and the Company achieving a 30-day VWAP of at least A$6.00 per share for one award, A$7.00 for one award, A$8.00 for one award, expiring April 10, 2031.
Todd Hannigan (Executive Chairman)	918,906	Tied to performance and shareholder value creation. The share price hurdles were between 100-200% above the 30-day VWAP at the time of board approval (10 April 2025). Represents 70% of LTIP award for 2025.	Three different performance right awards of 306,302. All three award vest upon four years of continuous service and the Company achieving a 30-day VWAP of at least A$6.00 per share for one award, A$7.00 for one award, A$8.00 for one award, expiring April 10, 2031.

(ii) Restricted Stock Units

In fiscal 2025, the Board chose to grant RSUs to attract and retain executives. The use of RSUs aligns with the long-term incentive vehicles used by peer group comparators.

The RSUs vest and convert into an equivalent number of Ordinary Shares over a three-year period with a three-year vesting cliff. If the relevant service-based vesting condition is not met by the applicable expiry date, the RSUs will automatically lapse.

During fiscal 2025, 1,555,640 RSUs were granted to executive KMP as outlined in the table below. In determining the size of grant, the Board utilized an issue price of A$2.82, being the 30-day VWAP of the Company's Shares on ASX over the 30-days to 10 April 2025. For accounting purposes, the share price at the date of issuance was utilized in the financial statements.

Executive KMP	Notes	No. RSU's awarded 2025
Todd Hannigan (Executive Chairman)	30% of LTIP award	295,130
Anastasios Arima (CEO)	30% of LTIP award	419,910
Toby Symonds (President and CSO)	30% of LTIP award	400,533
W. Scott Sparks (COO)	30% of LTIP award	178,866
Dominic Allen (CCO)	30% of LTIP award	178,866
Marcela Castro (CFO)	30% of LTIP award	82,335

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Remuneration Report continued

Executive Remuneration continued

Performance Based Remuneration – Long-Term Incentive continued

(iii) Unlisted Options

The LTIP provides for the issuance of Unlisted Options to eligible participants. The Board's policy is to grant Unlisted Options to KMP with exercise prices at or above market share price (at the time of agreement). As such, the Unlisted Options granted to KMP are generally only of benefit if the KMP performs to the level whereby the value of the Group increases sufficiently to warrant exercising the Unlisted Options granted.

Other than service-based vesting conditions (if any) and the exercise price required to exercise the Unlisted Options, there are no additional performance criteria on the Unlisted Options granted to KMP. The Group prohibits executive KMP from entering into arrangements to limit their exposure to Unlisted Options granted as part of their remuneration package.

In determining the size of grant, the Board engaged a third party consultant to value the Unlisted Options utilizing a Black Scholes model, with a start date of 10 April 2025 (date of board approval). This resulted in a fair value of the options of A$1.07. The fair value of these unlisted options were updated when the unlisted options were actually issued. For accounting purposes, the share price at the date of issuance was utilized in the financial statements.

During fiscal 2025, Unlisted Options were granted to executive KMP as outlined in the table below.

KMP	No. Unlisted options awarded 2025	Rationale	Vesting conditions
W. Scott Sparks (COO)	470,701	Tied to performance and shareholder value creation. The option exercise price was ~75% above the 30-day VWAP at the time of board approval. Represents 50% of LTIP award for 2025.	Vest upon three years of continuous service and the Company and are exercisable a A$5.00 each, expiring April 10, 2029.
Dominic Allen (COO)	470,701	Tied to performance and shareholder value creation. The option exercise price was ~75% above the 30-day VWAP at the time of board approval. Represents 50% of LTIP award for 2025.	Vest upon three years of continuous service and the Company and are exercisable a A$5.00 each, expiring April 10, 2029.
Marcela Castro (CFO)	216,672	Tied to performance and shareholder value creation. The option exercise price was ~75% above the 30-day VWAP at the time of board approval. Represents 50% of LTIP award for 2025.	Vest upon three years of continuous service and the Company and are exercisable a A$5.00 each, expiring April 10, 2029.

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Non-Executive Director Remuneration

The Board's policy is to remunerate Non-Executive Directors at market rates for comparable companies for time, commitment and responsibilities. Given the current size, nature and risks of the Group, RSUs, Unlisted Options, and Performance Rights have been used to attract and retain Non-Executive Directors, where deemed appropriate. The Board determines payments to the Non-Executive Directors and reviews their remuneration annually, based on market practice, duties and accountability. Independent external advice is sought when required.

The maximum aggregate amount of fees that can be paid to Non-Executive Directors is subject to approval by shareholders at a General Meeting. Director's fees paid to Non-Executive Directors accrue on a daily basis. Fees for Non-Executive Directors are not linked to the performance of the economic entity. However, to align Directors' interests with shareholder interests, the Directors are encouraged to hold shares in the Company and, subject to shareholder approval, on an annual basis, the Company grants each Non-Executive Director such number of RSUs calculated by dividing US$125,000 by the VWAP of a share on ASX over the five trading days immediately prior to the date of the notice of AGM of shareholders. The Lead Director receives an additional US$30,000 in annual equity grants. The Company prohibits Non-Executive Directors from entering into arrangements to limit their exposure to options granted as part of their remuneration package. The issuance of RSUs is in-line with U.S. based peer group comparators and aligned with linking sustained Company performance, retention and long-term Shareholder value.

Fees for Non-Executive Directors are presently set at US$50,000 (2024: US$50,000) per annum. The Lead Director receives an additional US$30,000 per annum. These fees cover main board activities only. NEDs may receive additional remuneration for other services provided to the Company, including but not limited to, membership of committees.

Committee fees are US$15,000 for the Chair of each committee (US$30,000 for the Audit Committee Chair) and US$10,000 for committee members. The Company reimburses NEDs for reasonable expenses incurred in performing their duties (including in relation to any authorized independent professional advice sought by the NEDs to assist them in carrying out their duties as Directors). These fees are in line with the 50th percentile median against the benchmarked peer comparator groups.

During fiscal 2025, 212,430 RSUs were granted to NEDs as set out below.

Non-Executive Director	Committee	Director fees 2025 (US$)	No. RSU's awarded 2025
Lorraine Martin	Audit Committee, Nominating and Governance Committee,	75,000	42,486
Vaughn Taylor	Audit Committee[1], Compensation Committee (Chair)	80,333	42,486
Tony Tripeny	Audit Committee (Chair), Nominating and Governance Committee	19,167	42,486
Melissa Waller	Nominating and Governance Committee (Chair), Compensation Committee	75,000	42,486
Beverly Wyse	Audit Committee, Nominating and Governance Committee, Compensation Committee	80,000	42,486

Notes:

1. Mr. Taylor served as Audit Committee Chair from July 1, 2024 through June 20, 2025 and was succeeded by Mr. Tripeny.

During fiscal 2025, 476,494 RSUs and 300,000 Performance Rights held by NEDs vested and converted into Ordinary Shares. No Unlisted Options were exercised by NEDs during fiscal 2025. No RSUs, Unlisted Options or Performance Rights held by NEDs lapsed during fiscal 2025.

 Directors’ Report continued  Remuneration Report continued  Relationship between Remuneration of KMP and Shareholder Wealth  During the Group’s commercialization phase of the business, the Board anticipates that the Group will retain earnings (if any) and other cash resources for the commercialization of its metal technologies and the exploration and evaluation of its mineral properties. Accordingly, the Group does not currently have a policy with respect to the payment of dividends and returns of capital. Therefore, there was no relationship between the Board’s policy for determining, or in relation to, the nature and amount of remuneration of KMP and dividends paid and returns of capital by the Group during the current and previous four financial years.  Discretionary annual cash bonuses are based upon achieving various non-financial KPI’s that are not based on share price or earnings, such as the successful commercialization of the Company’s metal technologies, the successful exploration and development of its mineral properties, sustainability measures, corporate activities, safety measures, and business development activities. However, as noted above, certain KMP are granted Performance Rights, RSUs, and/or Unlisted Options which generally will be of greater value to KMP if the value of the Group’s shares increases (subject to vesting conditions being met).  Relationship between Remuneration of KMP and Earnings  As discussed above, the Group is currently commercializing its metal technologies and does not currently undertake profitable operations until sometime after the successful commercialization, production and sales of its metals.  Accordingly, the Board does not consider earnings during the current and previous four financial years when determining, and in relation to, the nature and amount of remuneration of KMP.  Remuneration Governance  The Board has overall accountability for the oversight of the Company’s remuneration approach for Executive KMP and NEDs, having regard to the recommendations made by the Compensation Committee. The Compensation Committee reviews and makes recommendations to the Board on remuneration and at-risk remuneration policies, taking into account the Company’s strategic objectives, corporate governance principles, market practice and stakeholder interests.  62

 Directors’ Report continued  The diagram below shows the Company’s remuneration governance framework, the key responsibilities of the Board, Compensation Committee and management.  Board  The Board is responsible for:  Appointing, monitoring and managing the performance of the Company’s Executive Directors and senior management.  Determing the remuneration, monitoring the performance and succession planning of NEDs and Executive KMP.  Reviewing and approving the performance of individual Board members and senior executives as well as any policies concerned with the remuneration of any employee.  Compensation Committee (CC)  The CC is responsible for:  Reviewing and advising the Board on the composition of the Board and its committees.  Advising on the process of recruitment, appointment and re-election of directors.  Reviewing the performance of the Board, the Chairperson,  the executive KMP and other individual members of the Board.  Ensuring proper succession plans are in place for consideration by the Board.  Assisting the Board with the establishment of remuneration policies and practices for the Company’s CEO & MD, senior managers and staff, as well as to ensure director compensation is fair and current.  Evaluating the competencies required of prospective executive KMP, identify those prospective KMP and establish their degree of independence.  Management  Management provides relevant information and analysis required to support decision making, this includes for remuneration related considerations.  External Consultants  The CC may engage external advisors to obtain relevant information and an external perspective regarding remuneration related matters.  Remuneration Advisors  During fiscal 2025, the Compensation Committee approved the engagement of Pearl Meyer to provide remuneration recommendations regarding the remuneration quantum for KMP and advise on LTIP and STIP structures.  The Compensation Committee considered the recommendations, along with other factors, in making its remuneration decisions. Both the Compensation Committee and Pearl Meyer are satisfied the advice received from CAP is free from undue influence from the KMP to whom the remuneration recommendations apply. US$114,400 was paid to remuneration advisors during the 2025 fiscal year.  Directors’ Report  63

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Remuneration Report continued

Emoluments of KMP

Details of the nature and amount of each element of the emoluments of each KMP of the Group for the year ended June 30, 2025, are as follows:

	Short-term benefits							
2025	Salary & fees US$	Cash bonus US$	Other US$	Post-employment benefits US$	Termination benefits US$	Share-based payment expense US$	Total US$	Perfor-mance related %
Directors								
Todd Hannigan[1]	317,500	–	–	19,411	–	834,131	1,171,042	71%
Anastasios Arima	475,000	480,000	7,857	–	–	1,047,347	2,010,204	52%
Lorraine Martin	75,000	–	–	–	–	111,052	186,052	60%
Vaughn Taylor	80,833	–	–	9,296	–	93,217	183,346	51%
Tony Tripeny	19,167	–	–	–	–	19,887	39,054	–
Melissa Waller	75,000	–	–	–	–	111,052	186,052	60%
Beverly Wyse	80,000	–	–	–	–	111,052	191,052	58%
Other KMP								
Toby Symonds	451,500	456,000	23,010	9,075	–	2,040,207	2,979,792	68%
W. Scott Sparks	282,500	250,000	14,674	8,800	–	465,379	1,021,353	46%
Dominic Allen	282,500	150,000	49,425	–	–	278,638	760,563	37%
Marcela Castro	270,000	150,000	23,010	16,050	–	384,108	843,168	46%
Total	**2,409,000**	**1,486,000**	**117,976**	**62,632**	–	**5,496,070**	**9,571,678**	

Notes:

1. Mr. Hannigan's share-based payments includes 141,844 shares issued in lieu of his cash bonus of US$250,000, as approved by shareholders on June 27, 2025.

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2024	Short-term benefits							
	Salary & fees US$	Cash bonus US$	Other US$	Post-employment benefits US$	Termination benefits US$	Share-based expense payment US$	Total US$	Performance related %
Directors								
Todd Hannigan	236,667	–	–	18,025	–	139,902	394,594	35%
Anastasios Arima	366,667	180,000	9,190	–	–	279,804	835,661	55%
Lorraine Martin	70,000	–	–	–	–	164,819	234,819	70%
Vaughn Taylor	80,000	–	–	17,608	–	79,654	177,262	45%
Melissa Waller	75,000	–	–	–	–	164,819	239,819	69%
Beverly Wyse	80,000	–	–	–	–	164,819	244,819	67%
Other KMP								
Toby Symonds	350,000	174,000	41,116	5,306	–	1,114,375	1,684,797	76%
W. Scott Sparks	221,667	82,500	19,005	10,917	–	163,815	497,904	49%
Dominic Allen	221,667	82,500	106,270	5,277	–	62,066	477,779	30%
Marcela Castro[1]	201,763	50,000	20,769	7,000	–	131,489	411,021	44%
Gregory Swan[2]	–	65,560	–	–	–	–	65,560	100%
Jeanne McMullin[3]	240,341	100,000	26,276	4,167	–	283,784	654,568	59%
Total	**2,143,772**	**734,560**	**222,626**	**68,300**	–	**2,749,346**	**5,918,604**	

Notes:

1. Ms. Castro was appointed Chief Accounting Officer effective September 12, 2023, and Chief Financial Officer effective December 21, 2023.
2. Mr. Swan ceased to be CFO and KMP effective December 21, 2023. Mr Swan provides services as the Company Secretary through a services agreement with the Apollo Group. During the 2024 financial year, Apollo Group was paid or is payable US$270,763 (A$413,000) for the provision of serviced office facilities and administrative, accounting and company secretarial services to the Group.
3. Ms. McMullin was not a KMP for fiscal year 2025.

Loans with Key Management Personnel

No loans were provided to or received from KMP during the year ended June 30, 2025 (2024: Nil).

Other Transactions with Key Management Personnel

Performance Industries, Inc., a company associated with Mr. W. Scott Sparks, COO of the Company, was paid or is payable US$0 during fiscal 2025 (2024: US$53,138) for the provision of engineering and construction services to the Group. The Company considers that the services provided by Performance Industries, Inc. were provided on an arm's length or better basis.

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Remuneration Report continued

Options, Rights and RSU's Granted to Key Management Personnel

Details of Unlisted Options, Performance Rights and RSU's granted, exercised or lapsed for each KMP of the Group during the 2025 financial year are as follows:

2025	No. of options, rights and RSU's granted during year #	No. of options, rights and RSU's exercised during year #	No. of options, rights and RSU's lapsed during year #	Value of options, rights and RSU's granted during year[1] US$	Value of options, rights and RSU's exercised during year[2] US$	Value of options, rights and RSU's included in remuneration for year US$
Directors						
Todd Hannigan	1,214,036	(3,659,333)	–	3,559,737	10,208,258	584,131
Anastasios Arima	1,727,328	(4,943,667)	–	5,064,786	10,692,507	1,047,347
Lorraine Martin	42,486	(135,790)	–	122,557	339,254	111,052
Vaughn Taylor	42,486	(369,124)	–	122,557	996,310	93,217
Tony Tripeny	42,486	–	–	93,867	–	19,887
Melissa Waller	42,486	(135,790)	–	122,557	339,254	111,052
Beverly Wyse	42,486	(135,790)	–	122,557	339,254	111,052
Other KMP						
Toby Symonds	1,647,618	(4,969,334)	–	3,007,791	13,379,556	2,040,207
W. Scott Sparks	649,567	(479,667)	–	1,178,202	1,228,406	465,379
Dominic Allen	649,567	(4,079,667)	–	1,178,202	11,460,405	278,638
Marcela Castro	299,007	(579,667)	–	455,838	1,510,907	384,108
Total	**6,399,553**	**(19,487,829)**	**–**	**15,028,650**	**50,494,111**	**5,246,070**

Notes:

1. Determined at the time of grant per AASB 2, using an exchange rate of US$0.6556=A$1.00, being the average exchange rate for 2025.
2. Determined at the time of exercise or conversion at the intrinsic value using the exchange rate on the date of exercise.

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Details of Unlisted Options, Performance Rights and RSUs granted by the Company to each KMP of the Group during the financial year are as follows:

2025	Security class	Grant date	Expiry date	Service vesting date	Exercise price A$	Vesting hurdle (30-day VWAP)	Grant date fair value[1] A$	Number granted
Todd Hannigan	RSUs	27-Jun-25	10-Apr-29	10-Apr-28	–	–	A$4.750	295,130
	Rights	27-Jun-25	10-Apr-31	10-Apr-29	–	A$6.00	A$4.480	306,302
	Rights	27-Jun-25	10-Apr-31	10-Apr-29	–	A$7.00	A$4.380	306,302
	Rights	27-Jun-25	10-Apr-31	10-Apr-29		A$8.00	A$4.290	306,302
Anastasios Arima	RSUs	27-Jun-25	10-Apr-29	10-Apr-28	–	–	A$4.750	419,910
	Rights	27-Jun-25	10-Apr-31	10-Apr-29	–	A$6.00	A$4.480	435,806
	Rights	27-Jun-25	10-Apr-31	10-Apr-29	–	A$7.00	A$4.380	435,806
	Rights	27-Jun-25	10-Apr-31	10-Apr-29		A$8.00	A$4.290	435,806
Lorraine Martin	RSUs	22-Nov-24	16-Dec-28	16-Dec-25	–	–	A$4.400	14,162
	RSUs	22-Nov-24	16-Dec-28	16-Dec-26	–	–	A$4.400	14,162
	RSUs	22-Nov-24	16-Dec-28	16-Dec-27	–	–	A$4.400	14,162
Vaughn Taylor	RSUs	22-Nov-24	16-Dec-28	16-Dec-25	–	–	A$4.400	14,162
	RSUs	22-Nov-24	16-Dec-28	16-Dec-26	–	–	A$4.400	14,162
	RSUs	22-Nov-24	16-Dec-28	16-Dec-27	–	–	A$4.400	14,162
Tony Tripeny	RSUs	9-Mar-25	16-Dec-28	16-Dec-25	–	–	A$3.370	14,162
	RSUs	9-Mar-25	16-Dec-28	16-Dec-26	–	–	A$3.370	14,162
	RSUs	9-Mar-25	16-Dec-28	16-Dec-27	–	–	A$3.370	14,162
Melissa Waller	RSUs	22-Nov-24	16-Dec-28	16-Dec-25	–	–	A$4.400	14,162
	RSUs	22-Nov-24	16-Dec-28	16-Dec-26	–	–	A$4.400	14,162
	RSUs	22-Nov-24	16-Dec-28	16-Dec-27	–	–	A$4.400	14,162
Beverly Wyse	RSUs	22-Nov-24	16-Dec-28	16-Dec-25	–	–	A$4.400	14,162
	RSUs	22-Nov-24	16-Dec-28	16-Dec-26	–	–	A$4.400	14,162
	RSUs	22-Nov-24	16-Dec-28	16-Dec-27	–	–	A$4.400	14,162
Toby Symonds	RSUs	15-May-25	10-Apr-29	10-Apr-28	–	–	A$3.110	400,533
	Rights	15-May-25	10-Apr-31	10-Apr-29	–	A$6.00	A$2.760	415,695
	Rights	15-May-25	10-Apr-31	10-Apr-29	–	A$7.00	A$2.680	415,695
	Rights	15-May-25	10-Apr-31	10-Apr-29		A$8.00	A$2.600	415,695
W. Scott Sparks	Options	12-Jun-25	10-Apr-29	10-Apr-28	A$5.00	–	A$2.260	470,701
	RSUs	12-Jun-25	10-Apr-29	10-Apr-28	–	–	A$4.100	178,866
Dominic Allen	Options	12-Jun-25	10-Apr-29	10-Apr-28	A$5.00	–	A$2.260	470,701
	RSUs	12-Jun-25	10-Apr-29	10-Apr-28	–	–	A$4.100	178,866
Marcela Castro	Options	23-May-25	10-Apr-29	10-Apr-28	A$5.00	–	A$1.860	216,672
	RSUs	23-May-25	10-Apr-29	10-Apr-28	–	–	A$3.550	82,335

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Options, Rights and RSU's Granted to Key Management Personnel continued

2025	Held at July 1, 2024	Granted as remuneration	Exercise of options, rights and RSUs	Net change other	Held at June 30, 2025	Vested and exercisable at June 30, 2025
Directors						
Todd Hannigan	4,538,000	1,214,036	(3,659,333)	–	2,092,703	–
Anastasios Arima	6,581,000	1,727,328	(4,943,667)	–	3,364,661	–
Lorraine Martin	544,768	42,486	(135,790)	–	451,464	270,729
Vaughn Taylor	578,102	42,486	(369,124)	–	251,464	70,729
Tony Tripeny	–	42,486	–	–	42,486	–
Melissa Waller	544,768	42,486	(135,790)	–	451,464	270,729
Beverly Wyse	544,768	42,486	(135,790)	–	451,464	270,729
Other KMP						
Toby Symonds	6,684,667	1,647,618	(4,969,334)	–	3,362,951	–
W. Scott Sparks	2,049,000	649,567	(479,667)	–	2,218,900	200,000
Dominic Allen	5,344,000	649,567	(4,079,667)	–	1,913,900	425,000
Marcela Castro	739,000	299,007	(579,667)	–	458,340	–
Total	**28,148,073**	**6,399,553**	**(19,487,829)**	**–**	**15,059,797**	**1,507,916**

Shareholdings of Key Management Personnel

	Held at July 1, 2024		Granted as remuneration		Exercise of options and rights		Net change other		Held at June 30, 2025	
2025	Ord[1]	Perf[2]	Ord[1]	Perf[2]	Ord[1]	Perf[2]	Ord[1]	Perf[2]	Ord[1]	Perf[2]
Directors										
Todd Hannigan	17,565,255	2,520,000	141,844	–	3,659,333	–	4,077,343	(1,260,000)	25,443,775	1,260,000
Anastasios Arima	6,461,446	4,500,000	–	–	4,943,667	–	–	(2,250,000)	11,405,113	2,250,000
Lorraine Martin	468,699	–	–	–	135,790	–	158,655	–	763,144	–
Vaughn Taylor	562,194	–	–	–	369,124	–	–	–	931,318	–
Tony Tripeny	–	–	–	–	–	–	–	–	–	–
Melissa Waller	168,699	–	–	–	135,790	–	–	–	304,489	–
Beverly Wyse	168,699	–	–	–	135,790	–	–	–	304,489	–
Other KMP										
Toby Symonds	523,504	–	–	–	4,969,334	–	(2,304,692)	–	3,188,146	–
W. Scott Sparks	1,060,000	1,440,000	–	–	479,667	–	(145,696)	(720,000)	1,393,971	720,000
Dominic Allen	2,927,500	3,060,000	–	–	4,079,667	–	(2,499,999)	(1,530,000)	4,507,168	1,530,000
Marcela Castro	–	–	–	–	579,667	–	(238,872)	–	340,795	–
Total	**29,905,996**	**11,520,000**	**141,844**	**–**	**19,487,829**	**–**	**(953,261)**	**(5,760,000)**	**48,582,408**	**5,760,000**

Notes:

1. 'Ord' means Ordinary Shares.
2. 'Perf' means Performance Shares issued to the original vendors of HMAPL as consideration for the Company's acquisition of HMAPL in fiscal 2021. For the avoidance of doubt, these Performance Shares do not form part of remuneration.

IPERIONX

 Directors’ Report continued  Employment Contracts with Key Management Personnel  Mr. Arima, CEO and Managing Director, has an employment agreement with the Group which may be terminated upon six months’ advance written notice, unless mutually agreed upon with the Company. Mr. Arima receives a fixed  remuneration component of US$550,000 starting in January 2025, (2024: US$400,000) per annum and a discretionary target annual bonus of US$385,000 (2024: US$240,000) to be paid upon the successful completion of KPIs as determined by the Board and is entitled to participate in the LTIP on terms to be determined by the Board.  Mr. Symonds, President and CSO, has an employment agreement with the Group which may be terminated upon six months’ advance written notice, unless mutually agreed upon with the Company. Mr. Symonds receives a fixed  remuneration component of US$523,000 starting in January 2025, (2024: US$380,000) per annum and a discretionary annual bonus of up to US$366,000 (2024: US$228,000) to be paid upon the successful completion of KPIs as determined by the Board and is entitled to participate in the LTIP on terms to be determined by the Board.  Mr. Hannigan, Executive Chairman, has a director appointment letter with the Group. Mr. Hannigan receives a fixed remuneration component of US$385,000 starting in January 2025, (2024: US$250,000) per annum and a discretionary target annual bonus of US$270,000 (2024: US$125,000) to be paid upon the successful completion of KPIs as determined by the Board and is entitled to participate in the LTIP on terms to be determined by the Board.  Mr. Allen, CCO, has a service agreement with the Group which may be terminated upon three months’ advance written notice, unless mutually agreed upon with the Company. Mr. Allen receives a fixed remuneration component of US$315,000 starting in January 2025, (2024: US$250,200) per annum and a discretionary target annual bonus of US$158,000 (2024: US$125,000) to be paid upon the successful completion of KPIs as determined by the Board and is entitled to participate in the LTIP on terms to be determined by the Board.  Mr. Sparks, COO, has an employment agreement with the Group which may be terminated upon six months’ advance written notice, unless mutually agreed upon with the Company. Mr. Sparks receives a fixed remuneration component of US$315,000 starting in January 2025, (2024: US$250,000) per annum and a discretionary target annual bonus of US$158,000 (2024: US$125,000) to be paid upon the successful completion of KPIs as determined by the Board and is entitled to participate in the LTIP on terms to be determined by the Board.  Ms. Castro, CFO, has an employment agreement with the Group which may be terminated upon four weeks’ advance written notice, unless mutually agreed upon with the Company. Ms. Castro receives a fixed remuneration component of US$290,000 starting in January 2025, (2024: US$250,000) per annum, a discretionary target annual bonus of US$145,000 (2024: US$125,000) to be paid upon the successful completion of KPIs as determined by the Board  and is entitled to participate in the LTIP on terms to be determined by the Board.  The annual discretionary target bonus is subject to the Plan rules, including the scorecards and weightings related to the Short-Term Incentive Plan as described in “Performance Based Remuneration – Short-Term Incentive”.  All NEDs have a letter of appointment confirming the terms and conditions of their appointment as Director of the Company.  End of Remuneration Report.  Directors’ Report  69

70

Directors' Report continued

Directors' Meetings

The number of meetings of directors held during the year and the number of meetings attended by each director were as follows:

	Board Meetings		Audit Committee Meetings		Compensation Committee Meetings[1]		Nominating and Governance Committee Meetings[2]	
	Number eligible to attend	Number attended	Number eligible to attend	Number attended	Number eligible to attend	Number attended	Number eligible to attend	Number attended
Anastasios Arima	10	10	3	3	–	–	3	2
Todd Hannigan	10	10	–	–	–	–	–	–
Lorraine Martin	10	10	3	2	–	–	3	3
Vaughn Taylor	10	9	3	3	4	4	–	–
Tony Tripeny	5	4	–	–	–	–	–	–
Melissa Waller	10	10	–	–	4	4	3	3
Beverly Wyse	10	10	3	2	4	4	3	2

Notes:

1. The name of the "Remuneration & Nomination Committee" was changed to the "Compensation Committee" effective from June 20, 2025.
2. The name of the "Environmental, Social and Governance Committee" was changed to the "Nominating & Governance Committee" effective from June 20, 2025.

Non-audit Services

There were no non-audit services provided by the Company's auditor, PwC, or by another person or firm on the auditor's behalf, during the financial year.

Auditor's Independence Declaration

The lead auditor's independence declaration for the year ended June 30, 2025, has been received and can be found on page 71 of the Annual Report.

Signed in accordance with a resolution of the directors.

Anastasios Arima
CEO and Managing Director

September 30, 2025

IPERIONX

Auditor's Independence Declaration 71

Auditor's Independence Declaration

pwc

Auditor's Independence Declaration

As lead auditor for the audit of IperionX Limited for the year ended 30 June 2025, I declare that to the best of my knowledge and belief, there have been:

a. no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the audit; and

b. no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of IperionX Limited and the entities it controlled during the period.

Craig Heatley
Partner
PricewaterhouseCoopers

Perth
30 September 2025

PricewaterhouseCoopers, ABN 52 780 433 757
Brookfield Place, Level 15, 125 St Georges Terrace, PERTH WA 6000,
GPO Box D198, PERTH WA 6840
T: +61 8 9238 3000, F: +61 8 9238 3999, www.pwc.com.au

pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation.

 Consolidated Statement of Profit or  Loss and Other Comprehensive Income  Year ended June 30, 2025  Continuing operations  Research and development costs  2  (12,748,973)  (8,712,610)  Exploration and evaluation expenses  (2,894,369)  (1,950,583)  Corporate and administrative expenses  2  (10,686,376)  (4,516,393)  Business development expenses  (3,373,992)  (3,646,141)  Share–based payment expenses  20(a)  (9,568,191)  (3,791,541)  Finance income  2  3,550,633  546,029  Finance costs  2  (306,250)  (187,119)  Other income and expenses  2  678,843  414,712  Loss before income tax  (35,348,675)  (21,843,646)  Income tax expense  3  –  –  Loss for the year  (35,348,675)  (21,843,646)  Loss attributable to shareholders of IperionX Limited  (35,348,675)  (21,843,646)  Other comprehensive income/(loss)  Items that may be reclassified subsequently to profit or loss:  Exchange differences arising on translation into presentation currency  15(f)  (1,602,139)  (170,014)  Other comprehensive loss for the year, net of tax  (1,602,139)  (170,014)  Total comprehensive loss for the year  (36,950,814)  (22,013,660)  Total comprehensive loss attributable to shareholders of IperionX Limited  (36,950,814)  (22,013,660)  Basic loss per share (US$ per share)  17  (0.12)  (0.10)  Diluted loss per share (US$ per share)  17  (0.12)  (0.10)  Notes  2025  US$  2024  US$  The above Consolidated Statement of Profit or Loss and Other Comprehensive Income should be read in conjunction with the accompanying notes.  72

 Consolidated Statement of Financial Position  At June 30, 2025  ASSETS  Current Assets  Cash and cash equivalents  5  54,814,125  33,157,356  Trade and other receivables  6  823,268  2,302,010  Prepayments  7  3,238,894  6,071,735  Inventories  –  16,920  Total Current Assets  58,876,287  41,548,021  Non-Current Assets  Property, plant and equipment  8  25,197,638  7,773,812  Intangible assets  9  13,550,993  –  Exploration and evaluation assets  10  6,512,326  6,114,061  Prepayments  7  897,735  –  Total Non-Current Assets  46,158,692  13,887,873  TOTAL ASSETS  105,034,979  55,435,894  LIABILITIES  Current Liabilities  Trade and other payables  11  7,489,397  2,317,830  Loans and borrowings  12  472,018  445,755  Provisions  467,001  287,796  Total Current Liabilities  8,428,416  3,051,381  Non-Current Liabilities  Other long-term liability  700,000  –  Loans and borrowings  12  3,462,564  1,044,918  Total Non-Current Liabilities  4,162,564  1,044,918  TOTAL LIABILITIES  12,590,980  4,096,299  NET ASSETS  92,443,999  51,339,595  EQUITY  Contributed equity  14  197,985,920  112,959,638  Reserves  15  3,688,804  12,262,007  Accumulated losses  16  (109,230,725)  (73,882,050)  TOTAL EQUITY  92,443,999  51,339,595  Notes  2025  US$  2024  US$  The above Consolidated Statement of Financial Position should be read in conjunction with the accompanying notes.  Consolidated Statement of Financial Position  73

74

Consolidated Statement of Changes in Equity

Year ended June 30, 2025

	Contributed equity US$	Share-based payments reserve US$	Foreign currency translation reserve US$	Accumulated losses US$	Total US$
Balance at July 1, 2024	**112,959,638**	**13,440,265**	**(1,178,258)**	**(73,882,050)**	**51,339,595**
Net loss for the year	–	–	–	(35,348,675)	(35,348,675)
Exchange differences arising on translation into presentation currency	–	–	(1,602,139)	–	(1,602,139)
Total comprehensive loss for the year	**–**	**–**	**(1,602,139)**	**(35,348,675)**	**(36,950,814)**
Issue of shares – share placement	70,919,564	–	–	–	70,919,564
Issue of shares – exercise of options	205,525	–	–	–	205,525
Issue of shares – conversion of RSUs	2,094,041	(2,094,041)	–	–	–
Issue of shares – conversion of rights	13,724,952	(13,724,952)	–	–	–
Issue of shares to consultants	470,262	(470,262)	–	–	–
Issue of shares to Director shares in lieu of bonus	250,000	(250,000)	–	–	–
Share issue costs	(2,638,062)	–	–	–	(2,638,062)
Share-based payment expense	–	9,568,191	–	–	9,568,191
Balance at June 30, 2025	**197,985,920**	**6,469,201**	**(2,780,397)**	**(109,230,725)**	**92,443,999**
Balance at July 1, 2023	**58,764,248**	**15,004,052**	**(1,008,244)**	**(52,196,828)**	**20,563,228**
Net loss for the year	–	–	–	(21,843,646)	(21,843,646)
Exchange differences arising on translation into presentation currency	–	–	(170,014)	–	(170,014)
Total comprehensive loss for the year	**–**	**–**	**(170,014)**	**(21,843,646)**	**(22,013,660)**
Issue of shares – share placement	45,740,157	–	–	–	45,740,157
Issue of shares – exercise of options	4,335,005	(1,743,440)	–	–	2,591,565
Issue of shares – conversion of RSU's	225,734	(225,734)	–	–	–
Issue of shares – conversion of rights	2,757,730	(2,757,730)	–	–	–
Issue of shares to Blacksand	2,000,000	–	–	–	2,000,000
Issue of shares to consultants	470,000	(470,000)	–	–	–
Share issue costs	(1,333,236)	–	–	–	(1,333,236)
Expiry of employee rights	–	(158,424)	–	158,424	–
Share-based payment expense	–	3,791,541	–	–	3,791,541
Balance at June 30, 2024	**112,959,638**	**13,440,265**	**(1,178,258)**	**(73,882,050)**	**51,339,595**

The above Consolidated Statement of Changes in Equity should be read in conjunction with the accompanying notes.

IPERIONX

 Consolidated Statement of Cash Flows  Year ended June 30, 2025  Operating activities  Payments to suppliers and employees  (24,240,649)  (19,215,938)  Receipts from third-parties  569,484  183,159  Interest paid  (329,740)  (120,313)  Interest received  2,203,220  546,029  Net cash flows used in operating activities  5  (21,797,685)  (18,607,063)  Investing activities  Purchase of property, plant and equipment  8  (16,963,016)  (5,018,093)  Proceeds from sale of property, plant and equipment  8  9,417  2,040,083  Purchase of intangible assets  9  (6,678,750)  –  Purchase of exploration and evaluation assets  10  (644,661)  (3,051,559)  Blacksand option prepayments  7  –  (500,000)  Net cash flows used in investing activities  (24,277,010)  (6,529,569)  Financing activities  Proceeds from issue of shares  71,125,089  48,331,724  Share issue costs  (2,615,882)  (1,315,725)  Repayment of borrowings  (5,826)  (5,970)  Payment of principal portion of lease liabilities  (511,749)  (417,866)  Net cash flows from financing activities  67,991,632  46,592,163  Net increase in cash and cash equivalents  21,916,937  21,455,531  Net foreign exchange differences  (260,168)  (236,116)  Cash and cash equivalents at beginning of the year  33,157,356  11,937,941  Cash and cash equivalents at the end of the year  5  54,814,125  33,157,356  Supplemental cash flow information:  Property, plant, equipment and intangible additions in accounts payable and other accrued liabilities  2,508,971  734,708  Notes  2025  US$  2024  US$  The above Consolidated Statement of Cash Flows should be read in conjunction with the accompanying notes.  Consolidated Statement of Cash Flows  75

 Notes to the Consolidated Financial  Statements  Year ended June 30, 2025  1. Statement of Material Accounting Policies  The material accounting policies adopted in preparing the consolidated financial statements of IperionX Limited (“IperionX” or “Company”) and its consolidated entities (“Consolidated Entity” or “Group”) for the years ended June 30, 2025 and 2024 are stated to assist in a general understanding of the consolidated financial statements.  IperionX is a for-profit company limited by shares, incorporated and domiciled in Australia. Our ordinary shares are listed on the Australian Securities Exchange, or ASX, under the symbol “IPX”, and our American Depository Shares, or ADSs, each representing ten (10) of our ordinary shares, are listed on the Nasdaq Capital Market, or Nasdaq, under the symbol “IPX”.  The principal activities of the Group during the year consisted of the development of its titanium metal technologies and the development of its mineral properties in the United States.  The Group is operating a U.S. based, integrated titanium business to support a range of advanced industries, including consumer electronics, aerospace, defense, medical, bicycles, additive manufacturing and automotive. We expect to offer a range of titanium products and alloys for customers across these key industries.  Our portfolio of assets includes our operations at the Titanium Manufacturing Campus in Halifax County, Virginia; our Titan Project in Tennessee, which is in the exploration stage; and IPF R&D center in Salt Lake City, Utah, that together are re-shoring a sustainable titanium supply chain in the U.S.  The consolidated financial statements of the Group for the year ended June 30, 2025 were authorized for issue in accordance with a resolution of the Directors on September 30, 2025.  (a) Basis of Preparation  The financial report is a general purpose financial report, which has been prepared in accordance with Australian Accounting Standards as issued by the AASB and the Corporations Act 2001.  The financial report also complies with International Financial Reporting Standards as issued by the International Accounting Standards Board.  The consolidated financial report has also been prepared on a historical cost basis, except for other financial assets, which have been measured at fair value. The consolidated financial statements are presented in United States dollars (US$ or $).  Going Concern  The financial statements have been prepared on the going concern basis, which contemplates the continuity of normal business activity and the realization of assets and the settlement of liabilities in the normal course of business.  The Group had net outflows from operating and investing activities of US$46 million for fiscal 2025 (2024: US$25 million). At June 30, 2025, the Group has cash and cash equivalents of US$55 million (2024: US$33 million).  On July 29th, 2025, the Company completed the placement of 14 million new fully paid ordinary shares at A$5.00 per share, to raise gross proceeds of A$70 million (approximately US$46 million) before costs.  Alleviation of Material Uncertainty Over Going Concern  During the prior fiscal year ended June 30, 2024, the Company disclosed in Note 1 to the consolidated financial statements that there were conditions and events that raised substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements were issued.  76

Notes to the Consolidated Financial Statements 77

Notes to the Consolidated Financial Statements continued

As of September 30, 2025, the Company concludes that the factors which led to the substantial doubt about the ability to continue as a going concern have been alleviated for at least twelve months from the issuance of these financial statements. The improvement in the Company's financial condition is attributable to the following events and actions taken by management:

1. Continuous support from investors in the form of capital raise: During the year ended June 30, 2025, the Company successfully secured additional share placement cash inflows of US$71 million. On July 29th, 2025, the Company completed the placement of additional 14 million new fully paid ordinary shares to raise proceeds of approximately US$46 million (A$70 million) before costs.
2. Strong cash position: At June 30, 2025, the Group had cash reserves of US$55 million. The subsequent capital raise in July 2025 mentioned above increased the cash position to approximately US$100 million.
3. Continuous Government support: The U.S. government continues to support IperionX's efforts to re-shore a secure domestic titanium supply chain, building upon the initial US$13 million contract awarded to IperionX in 2023. As of June 30, 2025, the Company has been awarded approximately US$60 million in funding and grants through the U.S. DoW DPA Title III and IBAS programs.
4. Subsequent inclusion in the ASX 200 index – attracting institutional investment and increasing liquidity, meaning improved access to capital

These developments have led management to conclude that the substantial doubt about the Company's ability to continue as a going concern has been alleviated. The Company's current financial projections, which consider these positive developments, support the Company's ability to meet its obligations as they become due for at least one year from the issuance of these financial statements. No adjustments are required to the carrying amounts or classification of assets and liabilities in the financial statements.

(b) New Standards, Interpretations and Amendments

In the current year, the Group has adopted all of the new and revised Accounting Standards and Interpretations effective from July 1, 2024 that are mandatory.

The adoption of the aforementioned standards has had no impact on the financial statements of the Company as at June 30, 2025. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

(c) Issued Standards and Interpretations not Early Adopted

Australian Accounting Standards and Interpretations that have recently been issued or amended but are not yet effective have not been adopted by the Group for the year ended June 30, 2025. Those which may be relevant to the Group are set out in the table below, but these are not expected to have any significant impact on the Group's financial statements:

Standard/Interpretation	Application Date of Standard	Application Date for the Group
AASB 2021-7(a-c) *Amendments to Australian Accounting Standards – Effective Date of Amendments to AASB 10 and AASB 128 and Editorial Corrections*	January 1, 2025	July 1, 2025
AASB 2023-5 *Amendments to Australian Accounting Standards – Lack of Exchangeability*	January 1, 2025	July 1, 2025
AASB 2024-2 *Amendments to Australian Accounting Standards – Classification and Measurement of Financial Instruments*	January 1, 2026	July 1, 2026
AASB 18 *Presentation and Disclosure in Financial Statements*	January 1, 2027	July 1, 2027
AASB 2014-10 *Amendments to Australian Accounting Standards – Sale or Contribution of Assets between an Investor and its Associate or Joint Venture*	January 1, 2028	July 1, 2028

 Notes to the Consolidated Financial Statements continued  1. Statement of Material Accounting Policies continued  Issued Standards and Interpretations not Early Adopted continued  A discussion on the impact of the adoption of AASB 18 Presentation and Disclosure in Financial Statements is included below. The adoption of the other aforementioned standard is not expected to have any significant impact on the Group’s financial statements.  AASB 18 Presentation and Disclosure in Financial Statements  AASB 18 Presentation and Disclosure in Financial Statements replaces AASB 101 Presentation of Financial Statements and introduces new requirements for the presentation of financial statements. AASB 18 will not change the recognition and measurement of items in the financial statements but will affect presentation and disclosure in the financial statements, including introducing new categories and subtotals in the statement of profit or loss, requiring the disclosure of management defined performance measures, and changing the grouping of information in the  financial statements.  Principles of Consolidation  The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of the Company.  Control is achieved when the Company has power over the investee, is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to use its power to affect its returns. The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above. When the Company has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally. The Company considers all relevant facts and circumstances in assessing whether or not the Company’s voting rights in an investee are sufficient to give it power.  Subsidiaries are all those entities (including special purpose entities) over which the Company has the power to govern the financial and operating policies, so as to obtain benefits from its activities, generally accompanying a shareholding of more than one-half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity.  The financial statements of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company.  Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date that control ceases.  Intercompany transactions and balances, income and expenses and profits and losses between Group companies,  are eliminated.  Foreign Currencies  (i) Functional and Presentation Currency  The functional currency of each of the Group’s entities is measured using the currency of the primary economic environment in which that entity operates. The parent Company’s functional currency is Australian dollars.  The Group’s financial statements are presented in U.S. dollars which is the Group’s presentation currency. U.S. dollars has been chosen as the Group’s presentation currency to better reflect the Groupʼs business activities in the U.S. and to enhance comparability with its industry peer group, the majority of which report in U.S. dollars.  78

 Notes to the Consolidated Financial Statements continued  Transactions and Balances  Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the date  of the transaction. Foreign currency monetary items are translated at the year-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.  Exchange differences arising on the translation of monetary items are recognized in the income statement, except where deferred in equity as a qualifying cash flow or net investment hedge.  Exchange differences arising on the translation of non-monetary items are recognized directly in equity to the extent that the gain or loss is directly recognized in equity, otherwise the exchange difference is recognized in the  income statement.  Group Companies  The financial results and position of operations whose functional currency is different from the Group’s presentation currency are translated as follows:  assets and liabilities are translated at year-end exchange rates prevailing at that reporting date;  income and expenses are translated at average exchange rates for the year; and  retained earnings are translated at the exchange rates prevailing at the date of the transaction.  Exchange differences arising on translation into the presentation currency are transferred directly to the Group’s foreign currency translation reserve in equity. These differences are recognized in profit or loss in the year in which the operation is disposed.  Cash and Cash Equivalents  Cash and cash equivalents include cash on hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less.  Trade and Other Receivables  Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less allowance for any expected credit loss applying the simplified approach. If collection of the amounts is expected in one year or less, they are classified as current assets. If not, they are presented as non-current assets. Trade receivables are generally due for settlement within 30 days and therefore are all classified as current.  As the majority of receivables are short term in nature, their carrying amount is assumed to be the same as their fair value.  An estimate for the expected credit loss is made based on the historical risk of default and expected loss rates at the inception of the transaction. Inputs are selected for the ECL impairment calculation based on the Group’s past history, existing market conditions as well as forward looking estimates.  Prepayments  Prepayments represent payments in advance of receipt of goods or services. The Group recognizes a prepayment as an asset within other current and non-current assets when payment for goods or services has been made in advance of the Group obtaining a right to access those goods or services. These prepayments are assessed for indicators of impairment each year. If future economic benefits are no longer expected to occur, and economic benefits cannot be derived from the prepayment in any other way, the prepayment will be unrecognized.  Notes to the Consolidated Financial Statements  79

 Notes to the Consolidated Financial Statements continued  Statement of Material Accounting Policies continued  Property, Plant and Equipment  Depreciation is provided on a straight-line basis over the estimated useful lives of the assets, except for land which is not depreciated. Currently the Group only has plant and equipment, buildings and leasehold improvements. Plant and equipment is depreciated over a period between 5 and 10 years. Buildings and leasehold improvements are depreciated over a period between 10 and 15 years.  Intangible Assets  Intangible assets are stated at cost, net of accumulated amortization and accumulated impairment losses, if any. Cost in relation to patents includes registration, documentation and other legal fees associated with obtaining the patent. The costs of internally generated intangible assets are not capitalized and the expense is reflected as research and development costs in the statement of income as it is incurred.  The cost of intangible assets is amortized using the straight-line method over their estimated useful lives, and are reviewed at least annually. The expected changes in the useful life or in the pattern of consumption of the future economic benefits of the asset are accounted for when changing the period or amortization method, as appropriate, and they are treated as changes in the accounting estimates. Amortization expense is recognized in the statement of income as research and development costs.  The Group’s primary patents each have a useful life between 8 years and 20 years. Further patents are granted in various jurisdictions to extend the territorial coverage of the primary patent. Intangible assets are tested for  impairment when there is an indicator of impairment, as well as possible reversal of previous impairment losses.  Exploration and Evaluation Expenditure  Exploration and evaluation expenditures are accounted for in accordance with the ‘area of interest’ method and with  AASB 6 Exploration for and Evaluation of Mineral Resources.  Exploration and evaluation expenditure encompasses expenditures incurred by the Group in connection with the exploration for and evaluation of mineral resources before the technical feasibility and commercial viability of extracting a mineral resource are demonstrable.  For each area of interest, expenditure incurred in the acquisition of rights to explore is capitalized and recognized  as an exploration and evaluation asset. This includes option payments made to landowners under the Group’s option agreements with local landowners which are considered part of the acquisition costs. Exploration and evaluation assets are measured at cost at recognition and are recorded as an asset if:  the rights to tenure of the area of interest are current; and  at least one of the following conditions is also met:  the exploration and evaluation expenditures are expected to be recouped through successful development and exploitation of the area of interest, or alternatively, by its sale; and  exploration and evaluation activities in the area of interest have not at the reporting date reached a stage which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves, and active and significant operations in, or in relation to, the area of interest are continuing.  80

 Notes to the Consolidated Financial Statements continued  All other exploration and evaluation expenditures are expensed as incurred. Once the technical feasibility and commercial viability of a program or project has been demonstrated with a bankable feasibility study, the carrying amount of the exploration and evaluation expenditure in respect of the area of interest is reclassified as a “mine development property”.  Where a decision is made to proceed with development, accumulated expenditure is tested for impairment and transferred to development properties, and then amortized over the life of the reserves associated with the area of interest once mining operations have commenced. Recoverability of the carrying amount of the exploration and  evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas of interest.  Impairment  Capitalized exploration costs are reviewed each reporting date to establish whether an indication of impairment exists. If any such indication exists, the recoverable amount of the capitalized exploration costs is estimated to determine the extent of the impairment loss (if any). Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but only to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset.  Research and Development Expenditure  All costs associated with research and development are expensed as incurred. Research and development activities are directed toward the development of new products as well as improvements in existing titanium processing technologies. These costs primarily include salaries and related personnel expenses, subcontractor expenses, patent registration expenses, materials, depreciation and amortization, allocated overhead, and other development expenses associated with processing operations at our IPF in Utah and TPF in Virginia. This change from the Company’s former policy of capitalizing internally developed intellectual property had no impact on the financials.  Trade and Other Payables  These amounts represent liabilities for goods and services provided to the Group prior to the end of the financial year which are unpaid. The amounts are unsecured and are usually paid within 60 days of recognition. Trade and other payables are presented as current liabilities unless payment is not due within 12 months from the reporting date.  They are recognized initially at their fair value and subsequently measured at amortized cost using the effective interest method. The carrying amounts of trade and other payables are considered to be the same as their fair values, due to their short-term nature.  Provisions  Provisions are recognized when the Group has a legal or constructive obligation, as a result of past events, for which it is probable that an outflow of economic benefits will result and that outflow can be reliably measured.  Interest Income  Interest income is recognized on a time proportionate basis that takes into account the effective yield on the  financial asset.  Notes to the Consolidated Financial Statements  81

 Notes to the Consolidated Financial Statements continued  1. Statement of Material Accounting Policies continued  Income Tax  The income tax expense for the year is the tax payable on the current year’s taxable income based on the national income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements, and to unused tax losses.  Deferred tax assets and liabilities are recognized for temporary differences at the tax rates expected to apply when the assets are recovered or liabilities are settled, based on those tax rates which are enacted or substantively enacted  for each jurisdiction. The relevant tax rates are applied to the cumulative amounts of deductible and taxable temporary differences to measure the deferred tax asset or liability. An exception is made for certain temporary differences arising from the initial recognition of an asset or a liability. No deferred tax asset or liability is recognized in relation  to these temporary differences if they arose on goodwill or in a transaction, other than a business combination, that at the time of the transaction did not affect either accounting profit or taxable profit or loss.  Deferred tax liabilities and assets are not recognized for temporary differences between the carrying amount and tax bases of investments in controlled entities where the Company is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.  Deferred tax assets are recognized for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilize those temporary differences and losses.  The carrying amount of deferred income tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.  Unrecognized deferred income tax assets are reassessed at each balance date and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.  Current and deferred tax balances attributable to amounts recognized directly in equity are also recognized directly in equity.  Deferred tax assets and deferred tax liabilities are offset only if a legally enforceable right exists to set off current tax assets against tax liabilities and the deferred tax liabilities relate to the same taxable entity and the same taxation authority.  Employee Entitlements  Provision is made for the Group’s liability for employee benefits arising from services rendered by employees  to balance date. Employee benefits that are expected to be settled wholly within 12 months have been measured at the amounts expected to be paid when the liability is settled, plus related on-costs.  Earnings per Share  Basic EPS is calculated by dividing the net profit attributable to members of the Company for the reporting period, after excluding any costs of servicing equity, by the weighted average number of ordinary shares of the Company, adjusted for any bonus issue.  Diluted EPS is calculated by dividing the basic EPS earnings, adjusted by the after tax effect of financing costs associated with dilutive potential Ordinary Shares and the effect on revenues and expenses of conversion to Ordinary Shares associated with dilutive potential Ordinary Shares, by the weighted average number of Ordinary Shares and dilutive Ordinary Shares adjusted for any bonus issue. Diluted earnings per share excludes all dilutive potential shares if their effect is anti-dilutive.  82

 Notes to the Consolidated Financial Statements continued  Use and Revision of Accounting Estimates, Judgments and Assumptions  The preparation of the financial report requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimate is revised if the revision affects only that year, or in the year of the revision and future years if the revision affects both current and future years.  In particular, information about significant areas of estimation uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amount recognized in the financial statements are described in the following notes:  Functional currency (Note 1(e));  Impairment of property plant and equipment (Note 8), intangibles (Note 9) and exploration and evaluation assets (Note 10);  Lease accounting (Note 13); and  Share-based payments (Note 20).  Operating Segments  An operating segment is a component of an entity that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity), whose operating results are regularly reviewed by the entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance and for which discrete financial information is available. This includes start up operations which are yet to earn revenues. Management will also consider other factors in determining operating segments such as the existence of a line manager and the level of segment information presented reviewed by the chief operating decision maker.  Operating segments have been identified based on the information provided to the chief operating decision makers.  The Group aggregates two or more operating segments when they have similar economic characteristics, and the segments are similar in each of the following respects:  Nature of the products and services;  Nature of the production processes;  Type or class of customer for the products and services;  Methods used to distribute the products or provide the services; and if applicable  Nature of the regulatory environment.  Operating segments that meet the quantitative criteria as prescribed by AASB 8 are reported separately. However, an operating segment that does not meet the quantitative criteria is still reported separately where information about the segment would be useful to users of the financial statements.  Information about other business activities and operating segments that are below the quantitative criteria are combined and disclosed in a separate category for “all other segments”.  Currently, the Group has only one operating segment.  Notes to the Consolidated Financial Statements  83

 Notes to the Consolidated Financial Statements continued  1. Statement of Material Accounting Policies continued  Impairment of Non-Financial Assets  The Group assesses at each reporting date whether there is an indication that an asset may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Group makes an estimate of the asset’s recoverable amount. An asset’s recoverable amount is the higher of its fair value less costs of disposal and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets and the asset’s value in use cannot be estimated to be close to its fair value. In such cases the asset is tested for impairment as part of the cash-generating unit to which  it belongs. When the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the asset or cash-generating unit is considered impaired and is written down to its recoverable amount.  In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  An assessment is also made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount  is estimated. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If that is the case the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. After such a reversal the depreciation charge is adjusted in future years to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.  Fair Value Estimation  The fair value of financial assets and financial liabilities must be estimated for recognition and measurement  or for disclosure purposes.  The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and equity securities classified as fair value through other comprehensive income) is based on quoted market prices at the reporting date. The quoted market price used for financial assets held by the Group is the current bid price; the appropriate quoted market price for financial liabilities is the current ask price.  The nominal value less estimated credit adjustments of trade receivables and payables are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.  Issued and Unissued Capital  Ordinary Shares and Performance Shares are classified as equity. Issued and paid up capital is recognized at the fair value of the consideration received by the Company. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.  Dividends  Provision is made for the amount of any dividend declared on or before the end of the year but not distributed at balance date.  84

 Notes to the Consolidated Financial Statements continued  Share-Based Payments  Equity-settled share-based payments are provided to officers, employees, consultants and other advisors. These share-based payments are measured at the fair value of the equity instrument at the grant date. The fair value of options is estimated using the Black Scholes option valuation model. The fair value of performance rights that have market-based vesting conditions is estimated using a trinomial valuation model. The fair value of restricted stock units and performance rights that do not have market-based vesting conditions are estimated based on the underlying share price. The fair value determined at the grant date is expensed on a straight-line basis over the vesting period, based on the Company’s estimate of equity instruments that will eventually vest. At each reporting date, the Company revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognized in profit or loss over the remaining vesting period, with a corresponding adjustment  to the share-based payments reserve.  Equity-settled share-based payments may also be provided as consideration for the acquisition of assets. Where ordinary shares are issued, the transaction is recorded at fair value based on the quoted price of the ordinary shares at the date of issue. The acquisition is then recorded as an asset or expensed in accordance with accounting standards.  Leases  The Group assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.  The Group applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Group recognizes lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.  Right-of-Use Assets  The Group recognizes right-of-use assets at the commencement date of the lease (i.e. the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets. If ownership of the leased asset transfers to the Group at the end of the lease term or the cost reflects the exercise of a purchase option, depreciation is calculated using the estimated useful life of the asset. The right-of-use assets are also subject to impairment.  Lease liabilities  At the commencement date of the lease, the Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price  of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating the lease, if the lease term reflects the Group exercising the option to terminate.  In calculating the present value of lease payments, the Group uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments (e.g. changes to future payments resulting from a change in an index or rate used to determine such lease payments) or a change in the assessment of an option to purchase the underlying asset.  Notes to the Consolidated Financial Statements  85

 Notes to the Consolidated Financial Statements continued  1. Statement of Material Accounting Policies continued  (z) Leases continued  Short-term Leases and Leases of Low-Value Assets  The Group applies the short-term lease recognition exemption to its short-term leases of machinery and equipment (i.e. those leases that have a lease term of 12 months or less from the commencement date and do not contain  a purchase option). It also applies the lease of low-value assets recognition exemption to leases of office equipment that are considered to be low value. Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease term.  (aa) Accounting for Government Funding Arrangements  The U.S. government has invested significant resources to re-shore to the U.S. a secure domestic titanium supply chain. As of June 30, 2025, the Company has received awards under the U.S. DoW DPA and IBAS funding programs in the amount of ~US$60 million, with US$17.7 million obligated as of June 30, 2025 under contract as described below. These contracts are accounted for under IAS 20, Accounting for Government Grants and Disclosure of Government Assistance.  Funding under DPA US$12.7 million  In October 2023, IperionX executed a US$12.7 million contract in funding under the U.S. DoW DPA Title III authorities to address the U.S. titanium supply chain vulnerabilities. The government share will be matched with US$13.4 million  in funding from IperionX, for a total funding amount of US$26 million. This funding is being applied towards the Group’s Titanium Production Facility in Virginia. The agreement has an initial term of 39 months, scheduled to terminate on January 30, 2027, and provides that it may be extended by mutual agreement. Under the agreement, the Company  and the U.S. government have agreed to use best efforts to achieve the goals of the agreement, which include the Company conducting a research and development program with respect to titanium technology.  Funding under IBAS US$47.1 million  In February 2025, the Company was awarded up to US$47.1 million by the U.S. DoW to strengthen the U.S. Defense Industrial Base by accelerating the scale-up of a resilient, low-cost, and fully-integrated U.S. mineral-to-metal titanium supply chain. The grant will be matched with US$23.6 million in funding by IperionX, for a total funding amount of US$70.7 million. This funding aims to bolster the U.S. defense Industrial base by developing a fully integrated, low-cost titanium supply chain sourced domestically. The project scope under the IBAS program had been revised to prioritize accelerated expansion of IperionX’s titanium metal and manufacturing production capacity at IperionX’s Virginia Titanium Manufacturing Campus.  As part of the initial phase, the DoW has obligated US$5.0 million, and IperionX will contribute US$1.0 million, to expedite the Titan Critical Minerals Project in Tennessee to ‘shovel-ready’ status, an important milestone in  securing a new domestic source of titanium, rare earths and zircon critical minerals. Subsequent to year end, the DoW obligated an additional US$12.5 million in August of 2025, and another US$25.0 million in September of 2025, through the IBAS program to purchase orders for long-lead, major capital equipment required for the next stage of capacity scale-up to over 1,400 metric tons per year at the Virginia Titanium Manufacturing Campus. Total obligations  now stand at US$42.5 million, with the remaining US$4.6 million expected to be obligated by the DoW over the contract term. The matching funding by IperionX increased to US$48.1 million for a total funding amount of US$95.2 million as of the date of this filing. Government reimbursements provided as grants are subject to conditional funding provisions. Grants for the initial phase are recognized as “Other income and expenses” in the consolidated statements of profit and loss and other comprehensive income, once all conditions for reimbursement are met.  86

Notes to the Consolidated Financial Statements 87

Notes to the Consolidated Financial Statements continued

2. Income and Expenses

	Note	2025 US$	2024 US$
Research and development costs			
Wages and benefits		(5,519,763)	(3,232,758)
Payroll taxes on stock compensation benefits		(183,373)	(49,118)
Depreciation of property, plant and equipment	8	(683,678)	(113,224)
Amortization of patents	9	(768,128)	–
Amortization of right-of-use assets	8	(710,678)	(427,666)
Other operating expenses[1]		(4,883,353)	(4,889,844)
		(12,748,973)	**(8,712,610)**
Corporate and administrative expenses			
Wages and benefits		(4,956,272)	(2,047,386)
Payroll taxes on stock compensation benefits		(994,640)	(160,058)
Other operating expenses[2]		(4,735,464)	(2,308,949)
		(10,686,376)	**(4,516,393)**
Employee benefits expense			
Salaries, wages and benefits		(14,830,183)	(8,831,195)
Share-based payment expenses	20	(9,568,191)	(3,791,541)
		(24,398,374)	**(12,622,736)**
Finance income			
Interest income		2,203,220	546,029
Net foreign exchange gain		1,347,413	–
		3,550,633	**546,029**
Finance costs			
Interest expense		(279,541)	(122,736)
Net foreign exchange loss		–	(48,588)
Other finance costs		(26,709)	(15,796)
		(306,250)	**(187,119)**
Other income and expenses			
Other income[3]		939,412	629,815
Impairment of property, plant and equipment		–	(198,750)
Loss on disposal of property, plant and equipment		(260,569)	(16,353)
		678,843	**414,712**

Notes:

1. Research and development other operating expenses primarily includes expenses for the R&D facilities, materials, consumables, and consulting fees for continuous technology research.
2. Corporate and administrative other operating expenses primarily includes insurance, legal and other professional fees, ERP system implementation costs and other corporate fees related to operating a public company.
3. Other income includes US$869,928 for government grant income billed to the U.S. DoW under the IBAS program. See Note 1(aa) for additional details.

 Notes to the Consolidated Financial Statements continued  3. Income Tax  Recognized in profit or loss  Current income tax:  Current income tax benefit in respect of the current year Deferred income tax:  Origination and reversal of temporary differences  –  –  –  –  Income tax expense reported in profit or loss  –  –  Reconciliation between tax expense and accounting loss before income tax  Accounting loss before income tax  (35,348,675)  (21,843,646)  At the Australian income tax rate of 30%  (10,604,603)  (6,553,094)  Effect of lower income tax rate in the United States  1,032,615  631,007  Expenditure not allowable for income tax purposes  2,885,033  1,427,582  Income not assessable for income tax purposes  (404,224)  –  Exchange differences  (639)  (2,369)  Adjustments in respect of deferred tax of previous years  (738,316)  583,422  Effect of deferred tax assets not brought to account  7,830,134  3,913,452  Income tax expense reported in profit or loss  –  –  Deferred tax assets and liabilities  Deferred tax liabilities:  Right-of-use assets  980,747  414,270  Deferred tax assets used to offset deferred tax liabilities  (980,747)  (414,270)  –  –  Deferred tax assets:  Accrued expenditures  117,578  70,662  Provisions  122,051  75,215  Lease liabilities  1,023,320  383,082  Capital allowances  10,394,779  10,896,126  Tax losses available to offset against future taxable income  9,668,204  1,556,178  Deferred tax assets used to offset deferred tax liabilities  (980,747)  (414,270)  Other deferred tax assets not brought to account1  (20,345,185)  (12,566,993)  –  –  2025  US$  2024  US$  Notes:  1. The benefit of deferred tax assets not brought to account will only be subsequently recognized if: (a) future assessable income is derived of a nature and of an amount sufficient to enable the benefit to be realized; (b) the conditions for deductibility imposed by tax legislation continue to be complied with; and (c) no changes in tax legislation adversely affect the Group in realizing  the benefit.  88

 Notes to the Consolidated Financial Statements continued  Dividends Paid or Provided for on Ordinary Shares  No dividends have been paid or proposed for the year ended June 30, 2025 (2024:nil)  Cash and Cash Equivalents  Cash at bank and on hand  54,814,125  33,157,356  Reconciliation of loss before income tax to net cash flows from operations  Loss for the year  (35,348,675)  (21,843,646)  Adjustment for non-cash income and expense items  Share-based payments expense  9,568,191  3,791,541  Amortization of right-of-use assets  793,981  521,099  Amortization of intangibles  768,128  –  Depreciation of property, plant and equipment  716,147  124,752  Net foreign exchange (gain)/loss  (1,347,413)  48,588  Loss on disposal of property, plant and equipment  260,569  16,353  Impairment loss  –  198,750  Changes in assets and liabilities  Receivables and prepayments  1,121,984  (2,073,615)  Payables and provisions  1,669,403  609,115  Net cash outflow from operating activities  (21,797,685)  (18,607,063)  2025  US$  2024  US$  6. Trade and Other Receivables  Current  Receivables from U.S. Government1 Receivables from other third-parties  774,248  49,020  1,655,435  646,575  Total trade and other receivables  823,268  2,302,010  2025  US$  2024  US$  Notes:  1. See Note 1(aa) for additional details.  Notes to the Consolidated Financial Statements  89

90

Notes to the Consolidated Financial Statements continued

7. Prepayments

	2025 US$	2024 US$
Current		
Blacksand option prepayments[1]	–	5,500,000
Construction prepayments	2,741,220	–
Other prepayments	497,674	571,735
Total current prepayments	**3,238,894**	**6,071,735**
Non-current		
Security deposits	438,704	–
Other non-current prepayments	459,031	–
Total non-current prepayments	**897,735**	–

Notes:

1. As of June 30, 2024, the Group had an exclusive option to purchase certain assets (including all intellectual property rights) of Blacksand. As consideration for the option, IperionX made option payments to Blacksand totaling US$5,500,000 during the Option Period which represents the prepayments above. During the year ended June 30, 2025, the Group exercised its exclusive option to purchase intellectual property rights. See Note 9 for additional details.

8. Property, Plant and Equipment

	Plant and equipment US$	Right-of-use assets US$	Total US$
2025			
Carrying amount at June 30, 2024	6,188,697	1,585,115	7,773,812
Additions	15,996,078	2,961,466	18,957,544
Disposals	(23,590)	–	(23,590)
Impairment	–	–	–
Depreciation	(716,147)	(793,981)	(1,510,128)
Carrying amount at June 30, 2025	**21,445,038**	**3,752,600**	**25,197,638**
– at cost	22,350,584	5,444,538	27,795,122
– accumulated depreciation and impairment	(905,546)	(1,691,938)	(2,597,484)
2024			
Carrying amount at June 30, 2023	2,822,765	1,167,018	3,989,783
Additions	5,745,871	939,196	6,685,067
Disposals	(2,056,437)	–	(2,056,437)
Impairment	(198,750)	–	(198,750)
Depreciation	(124,752)	(521,099)	(645,851)
Carrying amount at June 30, 2024	**6,188,697**	**1,585,115**	**7,773,812**
– at cost	6,508,437	2,483,072	8,991,509
– accumulated depreciation and impairment	(319,740)	(897,957)	(1,217,697)

IPERIONX

Notes to the Consolidated Financial Statements 91

Notes to the Consolidated Financial Statements continued

9. Intangibles

	Blacksands patent US$	Patents and trademarks US$	Total intellectual property rights US$
2025			
Carrying amount at June 30, 2024	–	–	–
Transfers from prepayments[1]	5,500,000	–	5,500,000
Additions	8,784,368	34,753	8,819,121
Amortization	(768,128)	–	(768,128)
Carrying amount at June 30, 2025	**13,516,240**	**34,753**	**13,550,993**
– at cost	14,284,368	34,753	14,319,121
– accumulated amortization	(768,128)	–	(768,128)
2024			
Carrying amount at June 30, 2024	–	–	–

Notes:

1. During the period, the Group exercised its exclusive option to purchase intellectual property rights of Blacksand Technology, LLC. The Group now holds the exclusive commercial licensing rights for more than 40 global patents through a license agreement with the University of Utah including the global patents for patented technologies that can produce low-cost and low-carbon titanium metal. As consideration for the option, IperionX has made or will make payments totaling US$14,270,495 (of which US$5,500,000 was paid in prior periods, US$6,616,251 was paid during the twelve months ended June 30, 2025, and US$2,154,244 was payable at June 30, 2025, of which US$1,454,244 was included in trade and other payables and US$700,000 was included in other long-term liabilities).

10. Exploration and Evaluation Assets

	Titan Project[1] US$
2025	
Carrying amount at July 1, 2024	6,114,061
Additions	644,661
Write-offs	(246,396)
Carrying amount at June 30, 2025[1,2]	**6,512,326**
2024	
Carrying amount at July 1, 2023	3,059,021
Additions	3,055,040
Carrying amount at June 30, 2024	**6,114,061**

Notes:

1. At June 30, 2025, the Titan Project comprised of approximately 10,083 acres of surface and associated mineral rights in Tennessee prospective for heavy mineral sands, including titanium, rare earth minerals, high grade silica sand, and zircon, of which approximately 1,488 acres are owned by IperionX, approximately 417 acres are subject to long-term lease by IperionX, and approximately 8,178 acres are subject to exclusive option agreements with IperionX. These exclusive option agreements, upon exercise, allow the Group to lease, or in some cases purchase, the surface property and associated mineral rights.
2. The ultimate recoupment of costs carried forward for exploration and evaluation is dependent on the successful development and commercial exploitation or sale of the respective areas of interest.

 Notes to the Consolidated Financial Statements continued  11. Trade and Other Payables  Current  Trade payables Accruals  Other payables  6,004,071  1,307,087  178,239  1,309,067  259,325  749,438  Total trade and other payables  7,489,397  2,317,830  2025  US$  2024  US$  12. Loans and Borrowings  Carrying amount at July 1, 2024  24,893  1,465,780  1,490,673  Additions  –  2,961,565  2,961,565  Repayments  (5,826)  (511,830)  (517,656)  Carrying amount at June 30, 2025  19,067  3,915,515  3,934,582  Current  6,764  465,254  472,018  Non-Current  12,303  3,450,261  3,462,564  2024  Carrying amount at July 1, 2023  30,863  944,451  975,314  Additions  –  939,195  939,195  Repayments  (5,970)  (417,866)  (423,836)  Carrying amount at June 30, 2024  24,893  1,465,780  1,490,673  Current  6,373  439,382  445,755  Non-Current  18,520  1,026,398  1,044,918  Other loans and borrowings  US$  Lease liabilities  US$  Total loans and borrowings  US$  2025  13. Leases  The Group leases office premises, vehicles, and plant and equipment in the United States. No restrictions or covenants are imposed by the leases.  The carrying amounts of right-of-use assets (included under property, plant and equipment) and the movements during the year are in Note 8.  The carrying amounts of lease liabilities (included under financial liabilities) and the movements during the year are set  out in Note 12.  92

Notes to the Consolidated Financial Statements 93

Notes to the Consolidated Financial Statements continued

13. Leases continued

The following are the amounts recognized in profit or loss in respect of leases:

	Note	2025 US$	2024 US$
Amortization of right-of-use assets	8	(793,981)	(521,099)
Interest expense on lease liabilities		(278,186)	(106,474)
Expense relating to short-term leases and leases of low-value assets		(143,789)	(72,542)
Net amount recognized in profit or loss		**(1,215,956)**	**(700,115)**

14. Contributed Equity

	Note	2025 US$	2024 US$
Issued capital			
319,927,854 (2024: 257,244,759) fully paid ordinary shares	14(a)	197,985,920	112,959,638

We do not have a limit on our authorized share capital and the concept of par value is not recognized under Australian law.

(a) Movements in Issued Capital

	Number of ordinary shares	Number of Class A performance shares	Number of Class B performance shares	US$
2025				
Opening balance at July 1, 2024	**257,244,759**	**19,800,000**	**19,800,000**	**112,959,638**
Issue of shares – share placements	34,951,630	–	–	70,919,564
Issue of shares – exercise of options	1,525,000	–	–	205,525
Issue of shares – conversion of RSUs	1,639,496	–	–	2,094,041
Issue of shares – conversion of rights	24,273,335	–	–	13,724,952
Issue of shares – to consultants	151,760	–	–	470,262
Issue of shares to Director in lieu of cash bonus	141,844	–	–	250,000
Conversion of performance shares	30	(19,800,000)	–	–
Share issue costs	–	–	–	(2,638,062)
Closing balance at June 30, 2025	**319,927,854**	**–**	**19,800,000**	**197,985,920**
2024				
Opening balance at July 1, 2023	**193,493,973**	**19,800,000**	**19,800,000**	**58,764,248**
Issue of shares – share placements	43,476,381	–	–	45,740,157
Issue of shares – exercise of options	11,231,823	–	–	4,335,005
Issue of shares – conversion of RSUs	341,461	–	–	225,734
Issue of shares – conversion of rights	5,140,420	–	–	2,757,730
Issue of shares to consultants	554,538	–	–	470,000
Issue of shares to Blacksand in lieu of cash	3,006,163	–	–	2,000,000
Share issue costs	–	–	–	(1,333,236)
Closing balance at June 30, 2024	**257,244,759**	**19,800,000**	**19,800,000**	**112,959,638**

 Notes to the Consolidated Financial Statements continued  14. Contributed Equity continued  Rights Attaching to Ordinary Shares  The rights attaching to fully paid Ordinary Shares arise from a combination of the Company’s Constitution, statute and general law:  Shares – The issue of shares in the capital of the Company and options over unissued shares by the Company is under the control of the directors, subject to the Corporations Act 2001, ASX Listing Rules and any rights attached to any special class of shares.  Meetings of Members – Directors may call a meeting of members whenever they think fit. Members may call a meeting as provided by the Corporations Act 2001. The Constitution contains provisions prescribing the content requirements of notices of meetings of members and all members are entitled to a notice of meeting. A meeting may be held in two or more places linked together by audio-visual communication devices. A quorum for a meeting of members is two shareholders. The Company holds annual general meetings in accordance with the Corporations Act 2001 and the Listing Rules.  Voting – Subject to any rights or restrictions at the time being attached to any shares or class of shares of the Company, each member of the Company is entitled to receive notice of, attend and vote at a general meeting. Resolutions of members will be decided by a show of hands unless a poll is demanded. On a show of hands each eligible voter present has one vote. However, where a person present at a general meeting represents personally or by proxy, attorney or representative more than one member, on a show of hands the person is entitled to one vote only despite the number of members the person represents. On a poll each eligible member has one vote for each fully paid share held and a fraction of a vote for each partly paid share determined by the amount paid up on that share.  Changes to the Constitution – The Company’s Constitution can only be amended by a special resolution passed by at least three quarters of the members present and voting at a general meeting of the Company. At least  28 days’ written notice specifying the intention to propose the resolution as a special resolution must be given.  Listing Rules – Provided the Company remains admitted to the Official List, then despite anything in its Constitution, no act may be done that is prohibited by the Listing Rules, and authority is given for acts required to be done by the Listing Rules. The Company’s Constitution will be deemed to comply with the Listing Rules as amended from time to time.  Rights Attaching to Performance Shares  Performance Shares comprise of 19,800,000 Class A and 19,800,000 Class B Performance Shares issued in relation to the acquisition of HMAPL and are issued based upon the following terms and conditions:  The Performance Shareholders are not entitled to a dividend;  The Performance Shares are not transferable;  The Performance Shareholders shall have no right to vote, subject to the Corporations Act;  The Performance Shares will convert into Ordinary Shares as follows:  – Each Class A Performance Share convert into one (1) Ordinary Share upon completion of a positive  pre-feasibility study (prepared in accordance with the JORC Code and independently verified by a Competent Person) for heavy mineral sands mining and processing on any of the Titan Project area which demonstrates  a net present value of at least A$200,000,000 before September 17, 2024 (the “Pre-Feasibility Study Milestone”). The Pre-Feasibility Study Milestone was not met by September 17, 2024.  94

Notes to the Consolidated Financial Statements 95

Notes to the Consolidated Financial Statements continued

- Each Class B Performance Share convert into one (1) Ordinary Share upon the commencement of commercial production from the Titan Project area before September 17, 2025 (the "**First Production Milestone**"). The First Production Milestone was not met by September 17, 2025;
- All Performance Shares shall automatically convert into Ordinary Shares upon the occurrence of certain change of control events before the applicable expiry date (being December 1, 2024 for the Class A Performance Shares and December 1, 2025 for the Class B Performance Shares);
- To the extent that any Performance Shares have not converted into Ordinary Shares by the applicable expiry date, (being December 1, 2024 for the Class A Performance Shares and December 1, 2025 for the Class B Performance Shares), all such Performance Shares for each holder will automatically lapse and be combined into 1 single Performance Share that will then convert into 1 single Ordinary Share;
- The 19,800,000 Class A Performance Shares had not converted into Ordinary Shares by the applicable expiry date of December 1, 2024, so the 19,800,000 Class A Performance Shares converted into 30 Ordinary Shares during fiscal 2025; and
- If the 19,800,000 Class B Performance Shares have not converted into Ordinary Shares by the applicable expiry date of December 1, 2025, then the 19,800,000 Class B Performance Shares will convert into 30 Ordinary Shares during fiscal 2026.

- The Ordinary Shares issued on conversion of any Performance Share will rank equally with and confer rights identical with all other Ordinary Shares then on issue and application will be made by the Company to ASX for official quotation of the Ordinary Shares upon the date of conversion.
- The Company shall allot and issue Ordinary Shares immediately upon conversion of the Performance Shares for no consideration and shall record the allotment and issue in the manner required by the Corporations Act.
- The Performance Shares are unquoted. No application for quotation of the Performance Shares will be made by the Company.

15. Reserves

	Note	2025 US$	2024 US$
Share-based payments reserve	15(b)	6,469,201	13,440,265
Foreign currency translation reserve	15(f)	(2,780,397)	(1,178,258)
		3,688,804	12,262,007

(a) Nature and Purpose of Reserves

(i) Share-Based Payments Reserve

The share-based payments reserve is used to record the fair value of Unlisted Options, RSUs and Performance Rights issued by the Group.

(ii) Foreign Currency Translation Reserve

Exchange differences arising on translation of entities whose functional currency is different to the Group's presentation currency are taken to the foreign currency translation reserve, as described in Note 1(e).

96

Notes to the Consolidated Financial Statements continued

15. Reserves continued

(b) Movements in Share-Based Payments Reserve During the Year

	Number of unlisted options (Note 15(c))	Number of performance rights (Note 15(d))	No. of restricted stock units (Note 15(e))	US$
2025				
Opening balance at July 1, 2024	11,749,372	27,469,335	4,377,034	13,440,265
Grant of employee options, rights and RSUs	2,679,746	5,288,409	2,220,020	–
Exercise of options, rights and RSUs	(1,525,000)	(24,273,335)	(1,639,496)	(15,818,993)
Issue of shares to consultants	–	–	–	(470,262)
Issue of shares to Director in lieu of bonus	–	–	–	(250,000)
Lapse/forfeiture of employee rights and RSUs	–	(980,000)	(159,333)	–
Share-based payment expense	–	–	–	9,568,191
Closing balance at June 30, 2025	**12,904,118**	**7,504,409**	**4,798,225**	**6,469,201**
2024				
Opening balance at July 1, 2023	23,011,372	29,146,000	824,371	15,004,052
Grant of employee rights and RSUs	–	4,021,000	3,894,124	–
Exercise of options, rights and RSUs	(11,262,000)	(5,147,665)	(341,461)	(4,726,904)
Issue of shares to consultants	–	–	–	(470,000)
Expiry of employee rights	–	(550,000)	–	(158,424)
Share-based payment expense	–	–	–	3,791,541
Closing balance at June 30, 2024	**11,749,372**	**27,469,335**	**4,377,034**	**13,440,265**

Notes:

1. For details on the valuation of Unlisted Options, Performance Rights and RSUs, including models and assumptions used, refer to Note 20 of the financial statements.

(c) Terms and Conditions of Unlisted Options

Unlisted Options granted as share-based payments have the following terms and conditions:

- Each Unlisted Option entitles the holder to the right to subscribe for one share upon the exercise of each Unlisted Option;
- The Unlisted Options outstanding at the end of the financial year have the following exercise prices and expiry dates:
  - 1,200,000 vendor unlisted options exercisable at A$0.20 each on or before December 1, 2025 (issued to the original vendors of HMAPL as consideration for the Company's acquisition of HMAPL in fiscal 2021);
  - 4,000,000 vendor Class A performance options exercisable at A$0.20 each on or before December 1, 2025 (issued to the original vendors of HMAPL as consideration for the Company's acquisition of HMAPL in fiscal 2021);
  - 4,000,000 vendor Class B performance options exercisable at A$0.20 each on or before December 1, 2025 (issued to the original vendors of HMAPL as consideration for the Company's acquisition of HMAPL in fiscal 2021);
  - 424,372 director options exercisable at A$0.87 each on or before December 5, 2026;

IPERIONX

 Notes to the Consolidated Financial Statements continued  600,000 director options exercisable at A$1.33 each on or before September 9, 2025;  1,305,000 director options exercisable at A$8.00 each on or before June 30, 2027; and  1,374,746 director options exercisable at A$5.00 each on or before April 10, 2029.  The Unlisted Options are exercisable at any time prior to the Expiry Date, subject to vesting conditions being satisfied (if applicable);  Shares issued on exercise of the Unlisted Options rank equally with the then Shares of the Company;  Application will be made by the Company to ASX for official quotation of the Shares issued upon the exercise of the Unlisted Options;  If there is any reconstruction of the issued share capital of the Company, the rights of the Unlisted Option holders may be varied to comply with the ASX Listing Rules which apply to the reconstruction at the time of the reconstruction; and  No application for quotation of the Unlisted Options will be made by the Company.  Terms and Conditions of Performance Rights  Performance Rights granted as share-based payments have the following terms and conditions:  Each Performance Right automatically converts into one Share upon vesting of the Performance Right;  Each Performance Right is subject to performance conditions (as determined by the Board from time to time) which must be satisfied in order for the Performance Right to vest;  The Performance Rights outstanding at the end of the financial year have the following performance conditions and expiry dates:  2,885,000 employee performance rights that vest upon achieving a 30-day VWAP of A$4.00 per share (2,440,000 expiring December 21, 2028 and 445,000 expiring December 31, 2027);  1,157,803 employee performance rights that vest upon achieving a 30-day VWAP of A$6.00 expiring April 10, 2031;  1,157,803 employee performance rights that vest upon achieving a 30-day VWAP of A$7.00 per share expiring April 10, 2031;  1,157,803 employee performance rights that vest upon achieving a 30-day VWAP of A$8.00 per share expiring April 10, 2031; and  1,146,000 employee performance rights that vest upon achieving various (non-market based) performance conditions (271,000 expiring December 22, 2025, 175,000 expiring December 31, 2025, 400,000 expiring  April 23, 2026, 275,000 expiring December 22, 2026, and 25,000 expiring December 31, 2026).  Application will be made by the Company to ASX for official quotation of the Shares issued upon conversion of the Performance Rights;  If there is any reconstruction of the issued share capital of the Company, the rights of the Performance Right holders may be varied to comply with the ASX Listing Rules which apply to the reconstruction at the time of the reconstruction;  No application for quotation of the Performance Rights will be made by the Company; and  Without approval of the Board, Performance Rights may not be transferred, assigned or novated, except, upon death, a participant’s legal personal representative may elect to be registered as the new holder of such Performance Rights and exercise any rights in respect of them.  Notes to the Consolidated Financial Statements  97

 Notes to the Consolidated Financial Statements continued  15. Reserves continued  Terms and Conditions of Restricted Stock Units  RSUs granted as share-based payments have the following terms and conditions:  Each RSU automatically converts into one Share upon vesting of the RSU;  Each RSU is subject to service based performance conditions (as determined by the Board from time to time) which must be satisfied in order for the RSU to vest;  The RSUs outstanding at the end of the financial year have the following conditions and expiry dates:  141,456 director RSUs that vest upon achieving various service-based conditions, expiring December 5, 2026;  270,084 director RSUs that vest upon achieving various service-based conditions, expiring December 5, 2027;  1,083,355 director and employee RSUs that vest upon achieving various service-based conditions, expiring December 31, 2025;  1,083,330 director and employee RSUs that vest upon achieving various service-based conditions, expiring December 31, 2026;  25,132 director RSUs that vest upon achieving various service-based conditions, expiring December 31, 2027;  212,430 director RSUs that vest upon achieving various service-based conditions, expiring December 16, 2028;  344,483 employee RSUs that vest upon achieving various service-based conditions, expiring December 31, 2028; and  1,637,975 director and employee RSUs that vest upon achieving various service-based conditions, expiring April 10, 2029.  Application will be made by the Company to ASX for official quotation of the Shares issued upon conversion of the RSUs;  If there is any reconstruction of the issued share capital of the Company, the rights of the RSU holders may be varied to comply with the ASX Listing Rules which apply to the reconstruction at the time of the reconstruction;  No application for quotation of the RSUs will be made by the Company; and  Without approval of the Board, RSUs may not be transferred, assigned or novated, except, upon death, a participant’s legal personal representative may elect to be registered as the new holder of such RSUs and exercise any rights in respect of them.  (f) Movements in Foreign Currency Translation Reserve During the Year  Balance at start of year  Exchange differences arising on translation into presentation currency  (1,178,258)  (1,602,139)  (1,008,244)  (170,014)  Balance at June 30  (2,780,397)  (1,178,258)  2025  US$  2024  US$  98

 Balance at start of year  Net loss for the year  Adjustment for expiry of employee rights  (73,882,050)  (35,348,675)  –  (52,196,828)  (21,843,646)  158,424  Balance at June 30  (109,230,725)  (73,882,050)  Basic loss per share  (0.12)  (0.10)  Diluted loss per share  (0.12)  (0.10)  Notes to the Consolidated Financial Statements  99  Notes to the Consolidated Financial Statements continued  16. Accumulated Losses  2025  US$  2024  US$  17. Loss Per Share  2025  US$  2024  US$  The following reflects the income and share data used in the calculations of basic earnings per  share:  2025  US$  2024  US$  Net loss  (35,348,675)  (21,843,646)  Net loss used in calculating basic and dilutive earnings per share  (35,348,675)  (21,843,646)  Weighted average number of Ordinary Shares used in calculating basic and dilutive earnings per share  296,887,872  217,842,947  Number of Ordinary Shares  2025  Number of Ordinary Shares  2024  Anti-Dilutive Securities  As at June 30, 2025, 12,904,118 Unlisted Options, 7,504,409 Performance Rights, 4,798,225 RSUs and 19,800,000 Performance Shares, which together represent 45,006,752 potential Ordinary Shares (2024: 83,195,741), were not included in the calculation of diluted loss per share because they are considered anti-dilutive as they would decrease the loss per share for the years presented.  Conversions, Calls, Subscriptions or Issues after June 30, 2025  Subsequent to June 30, 2025, the Company has:  issued 13,566,770 ordinary shares pursuant to a placement of ordinary shares;  issued 1,716,396 ordinary shares pursuant to the exercise of unlisted options; and  issued 165,000 unlisted performance rights to employees and contractors.  Other than as above, there have been no other conversions to, calls of, or subscriptions for Ordinary Shares or issues of potential Ordinary Shares since the reporting date and before the completion of this financial report.

100

Notes to the Consolidated Financial Statements continued

18. Related Parties

(a) Subsidiaries

	Country of incorporation	Equity interest 2025 %	Equity interest 2024 %
Hyperion Metals (Australia) Pty Ltd	Australia	100	100
IperionX Critical Minerals LLC	United States	100	100
IperionX Technology LLC	United States	100	100
IperionX Inc.	United States	100	100

(b) Ultimate Parent

IperionX Limited is the ultimate parent of the Group.

(c) Key Management Personnel

The aggregate compensation made to KMP of the Group is set out below:

	2025 US$	2024 US$
Short-term employee benefits	4,012,976	3,100,958
Post-employment benefits	62,632	68,300
Share-based payments	5,496,070	2,749,346
Total compensation	**9,571,678**	**5,918,604**

No loans were provided to or received from KMP during the year ended June 30, 2025 (2024: nil).

Mr. Swan provides services as the Company Secretary through a services agreement with the Apollo Group and was listed as a KMP for fiscal year 2024. During the 2024 financial year, Apollo Group was paid or is payable US$270,763 (A$413,000) for the provision of serviced office facilities and administrative, accounting and company secretarial services to the Group. Mr. Swan ceased to be CFO and KMP effective December 21, 2023.

(d) Other Transactions with Related Parties

Performance Industries, Inc., a company associated with Mr. Scott Sparks, COO of the Company, was paid US$53,138 during the 2024 (2025: nil) financial year for the provision of engineering and construction services to the Group. The Company considers that the services provided by Performance Industries, Inc. were provided on an arm's length or better basis.

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note.

IPERIONX

 Notes to the Consolidated Financial Statements continued  19. Parent Entity Disclosures  (a) Financial Position  Assets  Current Assets  Non-Current Assets  52,877,593  40,096,372  30,847,407  21,665,424  Total Assets  92,973,965  52,512,831  Liabilities  Current Liabilities  529,966  1,173,236  Total Liabilities  529,966  1,173,236  Equity Contributed equity Reserves  Accumulated losses  197,985,920  1,900,687  (107,442,608)  112,959,638  10,836,448  (72,456,491)  Total Equity  92,443,999  51,339,595  2025  US$  2024  US$  (b) Financial Performance  Loss for the year  Other comprehensive (loss)  (33,021,422)  (1,964,695)  (21,862,933)  7,697  Total comprehensive loss  (34,986,117)  (21,855,236)  2025  US$  2024  US$  (c) Other  No guarantees have been entered into by the parent entity in relation to its subsidiaries. Refer to Note 24 for details of contingent assets and liabilities.  Notes to the Consolidated Financial Statements  101

102

Notes to the Consolidated Financial Statements continued

20. Share-Based Payments

(a) Recognized Share-Based Payment Expense

From time to time, the Group grants ordinary shares, unlisted options, performance rights, and RSUs to officers, employees, consultants and other key advisors as part of remuneration and incentive arrangements. The number of Shares, Options, Rights, and RSUs granted, and the terms of the Shares, Options, Rights, and RSUs granted are determined by the Board. Shareholder approval is sought where required.

During fiscal 2025 and 2024 the following equity-settled share-based payments have been recognized in profit or loss:

	2025 US$	2024 US$
Expense arising from staff remuneration arrangements	(9,568,191)	(3,791,541)
Total expense arising from equity-settled share-based payment transactions	**(9,568,191)**	**(3,791,541)**

In addition to share-based payment expenses recognized through profit or loss, a share-based payment of US$2,000,000 was recognized as an asset (prepayments) during the 2024 financial year, relating to the issue of 3,006,163 new fully paid ordinary shares to nominees of Blacksand in lieu of future cash option payments totaling US$2,000,000 owed to Blacksand under the option agreement between the Company and Blacksand.

(b) Summary of Securities Granted as Share-Based Payments

The following table illustrates the number and weighted-average exercise price of Options, and weighted-average grant date fair value for Rights and RSUs granted as share-based payments during fiscal 2025, and fiscal 2024:

	Stock option awards	WA – exercise price A$	Restricted stock units	WA – grant date fair value A$	Performance rights awards (market-based conditions)	WA – grant date fair value A$
June 30, 2023	23,011,372	0.32	824,371	0.95	26,910,000	0.69
Granted	–	–	3,894,124	2.18	3,980,000	0.99
Exercised/Converted	(11,262,000)	(0.35)	(341,461)	(0.99)	(4,726,665)	(0.71)
Forfeited	–	–	–	–	(550,000)	(0.66)
June 30, 2024	**11,749,372**	**0.28**	**4,377,034**	**2.04**	**25,613,335**	**0.74**
Granted	2,679,746	6.46	2,220,020	3.99	4,938,409	3.49
Exercised/Converted	(1,525,000)	(0.20)	(1,639,496)	(1.93)	(23,273,335)	(0.79)
Forfeited	–	–	(159,333)	(2.27)	(920,000)	(0.98)
June 30, 2025	**12,904,118**	**1.57**	**4,798,225**	**2.97**	**6,358,409**	**2.66**

IPERIONX

Notes to the Consolidated Financial Statements 103

Notes to the Consolidated Financial Statements continued

The following Options, Rights and RSUs were granted as share-based payments during fiscal 2025,and fiscal 2024:

2025	Security type	Number	Grant date	Expiry date	Exercise price A$	Vesting hurdle (30-day VWAP) A$	Fair value A$
Series 1	Rights	445,000	1-Nov-24	31-Dec-27	–	4.00	2.98
Series 2	Rights	435,000	1-Nov-24	23-Apr-26	–	3.00	3.12
Series 3	Rights	585,000	1-Nov-24	23-Apr-26	–	4.00	2.53
Series 4	Rights	30,000	1-Nov-24	31-Dec-25	–	–	3.40
Series 5	Rights	200,000	1-Nov-24	23-Apr-26	–	–	3.40
Series 6	RSUs	25,132	1-Nov-24	31-Dec-27	–	–	3.40
Series 7	RSUs	169,944	22-Nov-24	16-Dec-28	–	–	4.40
Series 8	Rights	120,000	20-Dec-24	31-Dec-25	–	–	4.60
Series 9	RSUs	42,486	9-Mar-25	16-Dec-28	–	–	3.37
Series 10	RSUs	40,000	6-May-25	31-Dec-28	–	–	3.49
Series 11	RSUs	113,475	8-May-25	31-Dec-28	–	–	3.40
Series 12	RSUs	56,738	9-May-25	31-Dec-28	–	–	3.55
Series 13	RSUs	82,335	10-May-25	10-Apr-29	–	–	3.55
Series 14	Options	216,672	10-May-25	10-Apr-29	5.00	–	1.87
Series 15	RSUs	13,617	12-May-25	31-Dec-28	–	–	3.41
Series 16	RSUs	8,511	13-May-25	31-Dec-28	–	–	3.17
Series 17	RSUs	400,533	15-May-25	10-Apr-29	–	–	3.11
Series 18	Rights	415,695	15-May-25	10-Apr-31	–	6.00	2.76
Series 19	Rights	415,695	15-May-25	10-Apr-31	–	7.00	2.68
Series 20	Rights	415,695	15-May-25	10-Apr-31	–	8.00	2.60
Series 21	RSUs	48,227	16-May-25	31-Dec-28	–	–	3.20
Series 22	RSUs	82,335	23-May-25	10-Apr-29	–	–	3.55
Series 23	Options	216,672	23-May-25	10-Apr-29	5.00	–	1.86
Series 24	RSUs	24,823	29-May-25	31-Dec-28	–	–	3.58
Series 25	RSUs	9,362	30-May-25	31-Dec-28	–	–	3.69
Series 26	RSUs	26,326	31-May-25	31-Dec-28	–	–	3.69
Series 27	RSUs	357,732	12-Jun-25	10-Apr-29	–	–	4.10
Series 28	Options	941,402	12-Jun-25	10-Apr-29	5.00	–	2.26
Series 29	RSUs	3,404	12-Jun-25	31-Dec-28	–	–	4.10
Series 30	Options	1,305,000	26-Jun-25	30-Jun-27	8.00	–	1.09
Series 31	RSUs	715,040	27-Jun-25	10-Apr-29	–	–	4.75
Series 32	Rights	742,108	27-Jun-25	10-Apr-31	–	6.00	4.48
Series 33	Rights	742,108	27-Jun-25	10-Apr-31	–	7.00	4.38
Series 34	Rights	742,108	27-Jun-25	10-Apr-31	–	8.00	4.29

104

Notes to the Consolidated Financial Statements continued

20. Share-Based Payments continued

(b) Summary of Securities Granted as Share-Based Payments continued

2024	Security type	Number	Grant date	Expiry date	Exercise price A$	Vesting hurdle (30-day VWAP) A$	Fair value A$
Series 1	Shares	116,538	15-Aug-23	–	–	–	0.98
Series 2	Rights	21,000	15-Aug-23	22-Dec-24	–	–	1.10
Series 3	Rights	10,000	15-Aug-23	22-Dec-25	–	–	1.10
Series 4	Rights	10,000	15-Aug-23	22-Dec-26	–	–	1.10
Series 5	Rights	200,000	18-Dec-23	23-Apr-26	–	3.00	0.79
Series 6	Rights	300,000	18-Dec-23	23-Apr-26	–	4.00	0.63
Series 7	Rights	3,330,000	18-Dec-23	21-Dec-28	–	4.00	1.01
Series 8	Shares	388,000	30-Jan-24	–	–	–	1.37
Series 9	Shares	50,000	30-Jan-24	—	–	–	1.37
Series 10	RSUs	1,434,000	26-Mar-24	31-Dec-27	–	–	2.27
Series 11	RSUs	2,055,000	9-Apr-24	31-Dec-27	–	–	2.27
Series 12	RSUs	405,124	22-Nov-23	5-Dec-27	–	–	1.42
Series 13	Rights	75,000	21-May-24	23-Apr-26	–	3.00	1.61
Series 14	Rights	75,000	21-May-24	23-Apr-26	–	4.00	1.32

(c) Weighted Average Remaining Contractual Life

At June 30, 2025, the weighted average remaining contractual life of Unlisted Options was 0.96 years (2024: 1.45 years).

(d) Option, Right and RSU Pricing Models

The fair value of granted RSUs and Rights that do not have market-based vesting conditions are estimated as at the date of grant based on the underlying share price.

The fair value of granted Options is estimated as at the date of grant using the Black Scholes option valuation model taking into account the terms and conditions upon which the Unlisted Options were granted. The table below list the inputs to the valuation models used for Options granted by the Group during fiscal 2025, and fiscal 2024:

	2025	2024
Expected life (weighted average)	2.96 years	–
Risk-free interest rate (weighted average)	3%	–%
Expected volatility (weighted average)	80%	–%
Expected dividend yield	–%	–%

IPERIONX

 Notes to the Consolidated Financial Statements continued  The fair value of granted Rights that have market-based vesting conditions is estimated as at the date of grant using  a trinomial valuation model taking into account the market-based vesting criteria upon which the Rights were granted. The table below list the inputs to the valuation models used for the Rights that have market-based vesting conditions granted by the Group during fiscal 2025, and fiscal 2024:  2025 2024  Expected life (weighted average)  4.69 years  4.56 years  Risk-free interest rate (weighted average)  3.73%  3.75%  Expected volatility (weighted average)  77%  80%  Fair value at grant date (weighted average)  A$3.49  A$0.99  Share price at grant date (weighted average)  A$3.94  A$1.36  Vesting hurdle (30-day VWAP) (weighted average)  A$6.02  A$3.93  21. Auditors’ Remuneration  PwC and related network firms:  Audit or review of financial reports – Group  400,000  270,955  400,000  270,955  2025  US$  2024  US$  22. Segment Information  AASB 8 requires operating segments to be identified on the basis of internal reports about components of the Consolidated Entity that are regularly reviewed by the chief operating decision maker in order to allocate resources to the segment and to assess its performance. The Consolidated Entity operates in one segment, being exploration and evaluation of mineral properties in the U.S. and research and development of associated metals technologies to support an integrated titanium processing operation.  (a) Reconciliation of non-current assets by geographical location  United States of America  45,719,988  13,887,873  45,719,988  13,887,873  2025  US$  2024  US$  Notes to the Consolidated Financial Statements  105

 Notes to the Consolidated Financial Statements continued  Financial Risk Management Objectives and Policies  Overview  The Group’s principal financial instruments comprise cash, receivables, other financial assets, payables, loans and borrowings and lease liabilities. The main risks arising from the Group’s financial instruments are interest rate risk, foreign currency risk, credit risk and liquidity risk.  The Group manages its exposure to key financial risks in accordance with the Group’s financial risk management policy. Key risks are monitored and reviewed as circumstances change and policies are revised as required. The overall objective of the Group’s financial risk management policy is to support the delivery of the Group’s financial targets whilst protecting future financial security.  Given the nature and size of the business and uncertainty as to the timing and amount of cash inflows and outflows, the Group does not enter into derivative transactions to mitigate the financial risks. In addition, the Group’s policy  is that no trading in financial instruments shall be undertaken for the purposes of making speculative gains. As the Group’s operations change, the Directors will review this policy periodically going forward.  The Board of Directors has overall responsibility for the establishment and oversight of the risk management framework. The Board reviews and agrees policies for managing the Group’s financial risks as summarized below.  Credit Risk  Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails  to meet its contractual obligations. This arises principally from cash and cash equivalents, receivables, and other  financial assets.  There are no significant concentrations of credit risk within the Group. The carrying amount of the Group’s financial assets represents the maximum credit risk exposure, as represented below:  Cash and cash equivalents 5  Trade and other receivables 6.00  54,814,125  823,268  33,157,356  2,302,010  55,637,393  35,459,366  Note  2025  US$  2024  US$  With respect to credit risk arising from cash and cash equivalents, the Group’s exposure arises from default of the counter party, with a maximum exposure equal to the carrying amount of these instruments. The credit risk for cash and cash equivalents is considered negligible, since the counterparties are reputable banks with high quality external credit ratings.  Trade and other receivables comprise primarily deposits, accrued interest and GST refunds due. Where possible  the Group trades only with recognized, creditworthy third parties. It is the Group’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis with the result that the Group’s exposure to bad debts is not significant. There were no past due receivables at the date of this report.  106

Notes to the Consolidated Financial Statements 107

Notes to the Consolidated Financial Statements continued

(c) Liquidity Risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Board's approach to managing liquidity is to ensure, as far as possible, that the Group will always have sufficient liquidity to meet its liabilities when due. At June 30, 2025, the Group had sufficient liquid assets to meet its financial obligations.

The Group had no financial covenants during the 2025 and 2024 financial periods, as the Group's lease liabilities and other loans and borrowings do not impose any financial covenants other than the security interests in the leased assets that are held by the lessor. Leased assets may not be used as security for borrowing purposes.

The contractual maturities of financial liabilities, including estimated interest payments, are provided below. There are no netting arrangements in respect of financial liabilities.

	≤1 year US$	1-5 years US$	≥5 years US$	Total contractual cash flows US$	Carrying amount of liabilities US$
2025					
Financial liabilities					
Trade and other payables	7,489,397	–	–	7,489,397	7,489,397
Lease liabilities	465,254	1,425,380	2,024,881	3,915,515	3,915,515
Other loans and borrowings	6,764	12,303	–	19,067	19,067
	7,961,415	1,437,683	2,024,881	11,423,979	11,423,979
2024					
Financial liabilities					
Trade and other payables	2,317,830	–	–	2,317,830	2,317,830
Lease liabilities	439,382	1,336,962	–	1,776,344	1,465,780
Other loans and borrowings	6,373	20,117	–	26,490	24,893
	2,763,585	1,357,079	–	4,120,664	3,808,503

(d) Interest Rate Risk

The Group's exposure to the risk of changes in market interest rates relates primarily to the cash and short-term deposits with a floating interest rate. These financial assets with variable rates expose the Group to cash flow interest rate risk. All other financial assets and liabilities are either non-interest bearing (for example, receivables and payables) or have fixed interest rates (for example, lease liabilities, sub-lease receivables, and loans and borrowings).

At the reporting date, the interest rate profile of the Group's financial instruments was:

	Note	2025 US$	2024 US$
Interest-bearing financial instruments			
Cash at bank and on hand	5	54,814,125	33,157,356
		54,814,125	**33,157,356**

The Group's cash at bank and on hand and short-term deposits had a weighted average floating interest rate at year end of 3.48% (2024: 4.16%).

The Group currently does not engage in any hedging or derivative transactions to manage interest rate risk.

 Notes to the Consolidated Financial Statements continued  23. Financial Risk Management Objectives and Policies continued  (d) Interest Rate Risk continued  Interest Rate Sensitivity  A sensitivity of 0.5% (50 basis points) has been selected as this is considered reasonable given the current level of both short-term and long-term interest rates. A 0.5% (50 basis points) movement in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.  Profit or loss  Equity  +0.5% US$  –0.5% US$  +0.5% US$  –0.5% US$  2025  Cash and cash equivalents  274,071  (274,071)  274,071  (274,071)  2024  Cash and cash equivalents  165,787  (165,787)  165,787  (165,787)  (e) Foreign Currency Risk  Foreign currency risk is the risk that the fair value of future cash outflows will fluctuate because of changes in foreign currency exchange rates.  The Group’s exposure to the risk of changes in foreign exchange rate relates primarily to assets and liabilities that are denominated in currencies other than the functional currency of the group entity.  The Company’s functional currency is Australian dollars. The financial statements are presented in United States dollars which is the Group’s presentation currency.  The Group also has transactional currency exposures relating to transactions denominated in currencies other than the functional currency of the entity.  It is the Group’s policy not to enter into any hedging or derivative transactions to manage foreign currency risk.  At the reporting date, the Group’s exposure to financial instruments denominated in currencies other than the functional currency of the group entity:  Financial assets  Cash and cash equivalents  29,417,896  25,268,133  Financial liabilities  Trade and other payables  (1,130,814)  (256,267)  Net exposure  28,287,082  25,011,866  Assets and liabilities denominated in currencies other than the functional currency of the group entity  2025 US$  equivalent  2024 US$  equivalent  108

 Notes to the Consolidated Financial Statements continued  Foreign Exchange Rate Sensitivity  At the reporting date, had the US$ appreciated or depreciated against the A$, as illustrated in the table below, profit or loss and equity would have been affected by the amounts shown below. This analysis assumes that all other variables remain constant.  Profit or loss  Equity  +10% US$  –10% US$  +10% US$  –10% US$  2025  Group  2,828,708  (2,828,708)  2,828,708  (2,828,708)  2024  Group  2,501,186  (2,501,186)  2,501,186  (2,501,186)  Commodity Price Risk  The Group’s major commodity price exposure is to the price of titanium and titanium products. The price of titanium is affected by numerous factors beyond the control of the Group. The Group is currently researching, developing and commercializing its titanium metal technologies and exploring its mineral properties in the United States. To date, the Group has not had significant sales of titanium and titanium products, but anticipates product sales now that the  Group’s Titanium Manufacturing Campus in Virginia has been fully commissioned and started operations. We currently do not enter into hedging or derivative transactions to manage commodity price risk.  Capital Management  The Board’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Given the stage of development of the Group, the Board’s objective is to minimize debt and to raise funds as required through the issue of new shares. The Group is not subject to externally imposed capital requirements.  There were no changes in the Group’s approach to capital management during the year.  Fair Value  The fair value of financial assets and financial liabilities approximates their carrying value. The methods for estimating fair value are outlined in the relevant notes to the consolidated financial statements.  Notes to the Consolidated Financial Statements  109

 Notes to the Consolidated Financial Statements continued  Contingent Assets and Liabilities  Titan Project  The Titan Project is prospective for critical mineral sands including titanium minerals, rare earth minerals, high grade silica sand and zircon minerals. At June 30, 2025, the Group had entered into exclusive option agreements with local landowners in Tennessee, in relation to its Titan Project, which upon exercise, allows the Group to lease or, in some cases purchase, the acres of surface property and the associated mineral rights from the local landowners. As of June 30, 2025, the Titan Project comprised approximately 10,083 acres of surface and associated mineral rights in Tennessee, of which approximately 1,488 acres are owned by IperionX, approximately 417 acres are subject to  long-term lease by IperionX, and approximately 8,178 acres are subject to exclusive option agreements with IperionX. During the option period, our option agreements provide us with exclusive right to access, enter, occupy and use the surface property for all purposes related to exploring for and evaluating all minerals in return for making annual option payments and bonus payments during periods when we conduct drilling. Upon exercise, in the case of an option to lease, the Company will pay a production royalty to the landowners, subject to a minimum royalty. Upon exercise, in the case of a purchase, the Company will pay cash consideration approximating the fair market value of the property, excluding the value of any minerals, plus a premium.  Events Subsequent to Balance Date  On July 29th, 2025, the Company completed the placement of 14 million new fully paid ordinary shares at A$5.00 per share, to raise gross proceeds of A$70 million (approximately US$46 million) before costs. The Placement positioned IperionX to capitalize on the United States’ demand for a reliable source of titanium metal – particularly for defense, aerospace and advanced manufacturing applications. Expediting the orders for long-lead capital items shortens the construction schedule for planned scale-up in titanium production capacity and underpins ongoing engagement with the U.S. DoW.  On August 26, 2025, the Company announced that the U.S. DoW had obligated US$12.5 million under IperionX’s previously announced US$47 million award to strengthen the U.S. Defense Industrial Base by  accelerating the scale-up of a resilient, low-cost, and fully-integrated U.S. mineral-to-metal titanium supply chain. The US$12.5 million was applied to purchase orders for long-lead, major capital equipment required for the next stage of capacity scale-up to over 1,400 metric tons per year at the Virginia Titanium Manufacturing Campus; and  On September 26, 2025, the Company announced that the DoW obligated an additional US$25.0 million under IperionX’s previously announced US$47.1 million award bringing the total obligated award to $42.5 million, with the remaining $4.6 million to be obligated through the end of the contract term.  Other than the above, as at the date of this report there are no other matters or circumstances which have arisen since June 30, 2025 that have significantly affected or may significantly affect:  the operations, in financial years subsequent to June 30, 2025, of the Group;  the results of those operations, in financial years subsequent to June 30, 2025, of the Group; or  the state of affairs, in financial years subsequent to June 30, 2025, of the Group.  110

 Consolidated Entity Disclosure Statement  As at June 30, 2025  Entity name  Entity type  Place of incorporation  % of share capital  Australian resident or foreign resident  Foreign jurisdiction(s) of foreign residents  IperionX Ltd  Body corporate  Australia  Not applicable  Australia  N/A  Hyperion Metals (Australia) Pty Ltd  Body corporate  Australia  100%  Australia  N/A  IperionX Critical Minerals LLC  Body corporate  United States  100%  Foreign  United States  IperionX Technology LLC  Body corporate  United States  100%  Foreign  United States  IperionX Inc.  Body corporate  United States  100%  Foreign  United States  Basis of Preparation  This consolidated entity disclosure statement has been prepared in accordance with the Corporations Act 2001 and includes information for each entity that was part of the consolidated entity as at the end of the financial year in accordance with AASB 10 Consolidated Financial Statements.  Determination of Tax Residency  Section 295 (3A)(vi) of the Corporations Act 2001 defines tax residency as having the meaning in the Income Tax Assessment Act 1997. The determination of tax residency involves judgment as there are different interpretations that could be adopted, and that could give rise to a different conclusion on residency. In determining tax residency, the consolidated entity has applied the following interpretations:  Australian tax residency: the consolidated entity has applied current legislation and judicial precedent, including having regard to the Tax Commissioner’s public guidance in Tax Ruling 2018/5; and  Foreign tax residency: where necessary, the consolidated entity has used independent tax advisers in foreign jurisdictions to assist in its determination of tax residency to ensure applicable foreign tax legislation has been complied with (see section 295(3A)(vii) of the Corporations Act 2001).  Consolidated Entity Disclosure Statement  111

 Directors’ Declaration  In accordance with a resolution of the directors of IperionX Limited:  In the opinion of the directors:  the attached financial statements, notes and the additional disclosures included in the directors’ report designated as audited, are in accordance with the Corporations Act 2001, including:  compliance with accounting standards and Corporations Regulations 2001; and  giving a true and fair view of the consolidated entity’s financial position as at 30 June 2025 and of its performance for the financial year ended on that date; and  there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable; and  the consolidated entity disclosure statement required by section 295(3A) of the Corporations Act 2001 is true and correct.  The attached financial statements are in compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board, as stated in note 1 to the financial statements.  The Directors have been given the declarations required by section 295A of the Corporations Act 2001 for the financial year ended 30 June 2025.  On behalf of the Board  Anastasios Arima  CEO and Managing Director  September 30, 2025  112

 Independent auditor’s report  To the members of IperionX Limited  Report on the audit of the financial report Our opinion  In our opinion:  The accompanying financial report of IperionX Limited (the Company) and its controlled entities (together the Group) is in accordance with the Corporations Act 2001, including:   giving a true and fair view of the Group's financial position as at 30 June 2025 and of its financial performance for the year then ended  complying with Australian Accounting Standards and the Corporations Regulations 2001.  What we have audited  The financial report comprises:  the consolidated statement of financial position as at 30 June 2025  the consolidated statement of changes in equity for the year then ended  the consolidated statement of cash flows for the year then ended  the consolidated statement of profit or loss and other comprehensive income for the year then ended  the notes to the consolidated financial statements, including material accounting policy information and other explanatory information  the consolidated entity disclosure statement as at 30 June 2025  the directors’ declaration.  PricewaterhouseCoopers, ABN 52 780 433 757  Brookfield Place, Level 15, 125 St Georges Terrace, PERTH WA 6000, GPO Box D198, PERTH WA 6840  T: +61 8 9238 3000, F: +61 8 9238 3999, www.pwc.com.au  pwc.com.au Liability limited by a scheme approved under Professional Standards Legislation.  Independent Auditor’s Report  To the Members of IperionX Limited  Independent Auditor’s Report  113

 Independent Auditor’s Report continued  [remove or insert page no’s to match accounts]  Basis for opinion  We conducted our audit in accordance with Australian Auditing Standards. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the financial report section of our report.  We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.  Independence  We are independent of the Group in accordance with the auditor independence requirements of the Corporations Act 2001 and the ethical requirements of the Accounting Professional & Ethical Standards Board’s APES 110 Code of Ethics for Professional Accountants (including Independence Standards) (the Code) that are relevant to our audit of the financial report in Australia. We have also fulfilled our other ethical responsibilities in accordance with the Code.  Our audit approach  An audit is designed to provide reasonable assurance about whether the financial report is free from material misstatement. Misstatements may arise due to fraud or error. They are considered material if individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial report.  We tailored the scope of our audit to ensure that we performed enough work to be able to give an opinion on the financial report as a whole, taking into account the geographic and management structure of the Group, its accounting processes and controls and the industry in which it operates.  Audit Scope  Our audit focused on where the Group made subjective judgements; for example, significant accounting estimates involving assumptions and inherently uncertain future events.  - In establishing the overall approach to the group audit, we determined the type of work that needed to be performed by us, as the group auditor.  114

 Independent Auditor’s Report continued  [remove or insert page no’s to match accounts]  Key audit matter How our audit addressed the key audit matter  Key audit matters  Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial report for the current period. The key audit matters were addressed in the context of our audit of the financial report as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. Further, any commentary on the outcomes of a particular audit procedure is made in that context. We communicated the key audit matter to the Audit and Risk Committee.  Valuation of share-based payments  As described in Notes 1(y) and 20 to the financial report, the Group recognised share-based payment expenses of $9.6 million for the year ended 30 June 2025. The share-based payments are measured by the Group at fair value using valuation models that involved the use of significant assumptions including risk-free interest rate and share price volatility.  The principal considerations for our determination that performing procedures relating to the valuation of share-based payments is a key audit matter are:  III.  the significant judgement applied by the Group, including the use of the Group’s expert, in determining the fair value of the share- based payments;  a high degree of auditor judgement, subjectivity and effort in performing procedures and evaluating audit evidence related to the Group’s (a) valuation models and (b) significant assumptions related to risk-free interest rate and share price volatility; and  the audit effort involved the use of professionals with specialised skill and knowledge.  We performed the following procedures, amongst others:  testing the Group’s process for determining the fair value of the share-based payments;  testing the completeness and accuracy of the underlying data used in the estimate;  evaluating the work of the Group’s expert involved in the determination of significant judgements and assumptions;  involving professionals with specialised skill and knowledge to assist in evaluating the appropriateness of the Group’s valuation models and certain significant assumptions; and  evaluating the disclosures made regarding the share-based payment expenses recognised in the financial report against the requirements of Australian Accounting Standards.  Independent Auditor’s Report  115

 Independent Auditor’s Report continued  [remove or insert page no’s to match accounts]  Other information  The directors are responsible for the other information. The other information comprises the information included in the annual report for the year ended 30 June 2025, but does not include the financial report and our auditor’s report thereon.  Our opinion on the financial report does not cover the other information and accordingly we do not express any form of assurance conclusion thereon through our opinion on the financial report. We have issued a separate opinion on the remuneration report.  In connection with our audit of the financial report, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial report or our knowledge obtained in the audit, or otherwise appears to be materially misstated.  If, based on the work we have performed on the other information that we obtained prior to the date of this auditor’s report, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.  Responsibilities of the directors for the financial report  The directors of the Company are responsible for the preparation of the financial report in accordance with Australian Accounting Standards and the Corporations Act 2001, including giving a true and fair view, and for such internal control as the directors determine is necessary to enable the preparation of the financial report that is free from material misstatement, whether due to fraud or error.  In preparing the financial report, the directors are responsible for assessing the ability of the Group to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.  Auditor’s responsibilities for the audit of the financial report  Our objectives are to obtain reasonable assurance about whether the financial report as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the Australian Auditing Standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if,  116

 Independent Auditor’s Report continued  [remove or insert page no’s to match accounts]  individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial report.  A further description of our responsibilities for the audit of the financial report is located at the Auditing and Assurance Standards Board website at: https://auasb.gov.au/media/bwvjcgre/ar1_2024.pdf. This description forms part of our auditor's report.  Report on the remuneration report  Our opinion on the remuneration report  We have audited the remuneration report included in the directors’ report for the year ended 30 June 2025.  In our opinion, the remuneration report of IperionX Limited for the year ended 30 June 2025 complies with section 300A of the Corporations Act 2001.  Responsibilities  The directors of the Company are responsible for the preparation and presentation of the remuneration report in accordance with section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the remuneration report, based on our audit conducted in accordance with Australian Auditing Standards.  PricewaterhouseCoopers  Craig Heatley Partner  Perth 30 September 2025  Independent Auditor’s Report  117

118

Mineral Resources Statement

Summary of Mineral Resources

The Company's Mineral Resources as at 30 June 2025 and 2024, reported in accordance with the 2012 Edition of the JORC Code, are as follows (stated in metric tons):

	Titan Project Mineral Resources				THM Assemblage				
Mineral resource category	Cut off grade (THM %)	Material Tons (Mt)	THM grade (%)	THM Tons (Mt)	Zircon (%)	Rutile (%)	Ilmenite (%)	REE (%)	Staurlite (%)
As at 30 June 2025									
Indicated	0.4	241	2.2	5.3	11.3	9.3	39.7	2.1	15.6
Inferred	0.4	190	2.2	4.2	11.7	9.7	41.2	2.2	13.7
Total	**0.4**	**431**	**2.2**	**9.5**	**11.5**	**9.5**	**40.3**	**2.1**	**14.8**
As at 30 June 2024									
Indicated	0.4	241	2.2	5.3	11.3	9.3	39.7	2.1	15.6
Inferred	0.4	190	2.2	4.2	11.7	9.7	41.2	2.2	13.7
Total	**0.4**	**431**	**2.2**	**9.5**	**11.5**	**9.5**	**40.3**	**2.1**	**14.8**

Annual Review of Mineral Resources

As a result of the annual review of the Company's Mineral Resources, there has been no change to the Mineral Resources reported for the Titan Project.

Governance of Mineral Resources

The Company engages external consultants and competent persons (as determined pursuant to the JORC Code) to prepare and calculate estimates of its Mineral Resources. Management and the Board review these estimates and underlying assumptions for reasonableness and accuracy. The results of the Mineral Resource estimates are then reported in accordance with the requirements of the JORC Code and other applicable rules (including ASX Listing Rules).

Where material changes occur during the year to a project, including the project's size, title, exploration results or other technical information then previous resource estimates and market disclosures are reviewed for completeness.

The Company reviews its Mineral Resources as at June 30 each year. Where a material change has occurred in the assumptions or data used in previously reported Mineral Resources, then where possible a revised Mineral Resource estimate will be prepared as part of the annual review process. However, there are circumstances where this may not be possible (e.g. an ongoing drilling program), in which case a revised Mineral Resource Estimate will be prepared and reported as soon as practicable.

Competent Person Statement

The information in this Mineral Resources Statement that relates to Mineral Resources is based on, and fairly represents, information and supporting documentation compiled by Mr. Adam Karst, P.G., who is a Competent Person. Mr. Karst is an independent consultant to IperionX Limited. Mr. Karst is a Registered Member of the Society of Mining, Metallurgy and Exploration which is a Recognized Overseas Professional Organization as well as a Professional Geologist in the state of Tennessee. Mr. Karst has sufficient experience that is relevant to the style of mineralization and type of deposit under consideration and to the activity being undertaken to qualify as a Competent Person as defined in the 2012 Edition of the 'Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves'. Mr. Karst approves and consents to the inclusion in the Mineral Resources Statement of the matters based on his information in the form and context in which it appears.

IPERIONX

 Corporate Governance  IperionX Limited (IperionX or Company) and the entities it controls believe corporate governance is important for the Company in conducting its business activities.  The Board has adopted a suite of charters and key corporate governance documents which articulate the policies and procedures followed by IperionX.  These documents are available in the Governance section of the Company’s website, www.iperionx.com. These documents are reviewed at least annually to address any changes in governance practices and the law.  This Corporate Governance Statement (Statement), which is current at June 30, 2025 and has been approved  by the Company’s Board, explains how IperionX complies with the ASX Corporate Governance Council’s ‘Corporate Governance Principles and Recommendations – 4th Edition’ (ASX Principles and Recommendations), which were published on in February 2019 in relation to the year ended June 30, 2025. Since the Company listed on Nasdaq in June 2022, it must also comply with the rules and laws applicable to a Foreign Private Issuer in the United States. The sources of these rules and laws are principally the U.S. Securities and Exchange Commission and Nasdaq.  In addition to the ASX Corporate Governance Council’s ‘Corporate Governance Principles and Recommendations – 4th Edition’ and applicable U.S. rules, the Board has taken into account a number of important factors in determining its corporate governance policies and procedures, including the:  relatively early-stage production of titanium metal powders and parts;  cost versus benefit of additional corporate governance requirements or processes;  Board’s experience in the manufacturing and mineral resources sectors;  organizational reporting structure and number of reporting functions, operational divisions and employees;  financial affairs with limited complexity and quantum; and  direct shareholder feedback.  Corporate Governance  119

120

ASX Additional Information

The shareholder information set out below was applicable as at August 31, 2025.

1. Twenty Largest Holders of Listed Securities

The names of the twenty largest holders of listed securities are listed below:

Name	No. of ordinary shares held	Percentage of issued shares
HSBC Custody Nominees (Australia) Limited	135,071,996	40.5%
Citicorp Nominees Pty Limited	28,229,102	8.5%
J P Morgan Nominees Australia Pty Limited	19,703,207	5.9%
BNP Paribas Nominees Pty Ltd <Clearstream>	12,182,603	3.6%
BNP Paribas Noms Pty Ltd	8,956,613	2.7%
UBS Nominees Pty Ltd	6,026,633	1.8%
Arredo Pty Ltd	4,650,001	1.4%
Mr James Fisher McDonald	4,002,144	1.2%
BNP Paribas Nominees Pty Ltd <IB Au Noms Retailclient>	3,941,330	1.2%
UBS Nominees Pty Ltd	3,891,429	1.2%
M D H Pty Ltd	3,469,000	1.0%
Verve Investments Pty Ltd	3,300,000	1.0%
DITM Holdings Pty Limited <DITM Family A/C>	3,260,282	1.0%
HSBC Custody Nominees (Australia) Limited <GSCO Customer A/C>	3,194,232	1.0%
BNP Paribas Nominees Pty Ltd <HUB24 Custodial Serv Ltd>	2,942,465	0.9%
Mr Dominic Paul Allen <Westoz Services A/C>	2,677,501	0.8%
Moshos Family Investments Pty Ltd <Moshos Family A/C>	2,625,001	0.8%
Ecapital Nominees Pty Limited <Accumulation A/C>	1,944,282	0.6%
Peter Croke Holdings Pty Ltd	1,900,000	0.6%
Halibery Hotels Pty Ltd	1,745,000	0.5%
Total top 20 holders	**253,712,821**	**76.0%**
Other holders	80,206,803	24.0%
Total issued capital	**333,919,624**	**100.0%**

2. Distribution of Equity Securities

Analysis of numbers of holders by size of holding:

Distribution	Number of shareholders	Number of shares	% of shares
1 – 1,000	1,348	598,185	0.2%
1,001 – 5,000	1,219	3,323,863	1.0%
5,001 – 10,000	493	3,859,407	1.2%
10,001 – 100,000	696	21,859,631	6.6%
More than 100,000	160	304,278,538	91.1%
Totals	**3,916**	**333,919,624**	**100.0%**

There were 103 holders of less than a marketable parcel of ordinary shares.

IPERIONX

ASX Additional Information 121

ASX Additional Information continued

3. Voting Rights

See Note 14(b) of the notes to the consolidated financial statements.

4. Substantial Shareholders

Substantial shareholder notices have been received from the following:

Substantial shareholder	Number of shares
The Bank of New York Mellon Corporation and its associates (ADR program)	45,802,651
FMR LLC and its associates	26,097,578
DITM Holdings Pty Ltd and its associates	25,443,775

5. On-market Buy Back

There is currently no on-market buyback program for any of IperionX Limited's listed securities.

6. Unquoted Securities

The names of the security holders holding 20% or more of an unlisted class of security at August 31, 2025 not issued or acquired under an employee incentive scheme, are listed below:

Holder	Vendor Options exercisable at A$0.20, expiring December 1, 2025	Director Options exercisable at A$0.20, expiring September 9, 2025	Director Options exercisable at A$0.87, expiring December 5, 2026	Director Restricted Stock Units, expiring September 9, 2025	Director Restricted Stock Units, expiring December 5, 2026	Director Restricted Stock Units, expiring December 5, 2027	Employee Restricted Stock Units, expiring December 31, 2027	Employee Restricted Stock Units, expiring April 10, 2029	Employee Performance Rights, expiring April 10, 2023
Lamont Leatherman	425,000		–	–	–	–	–	–	–
Scott Sparks	200,000		–	–	–	–	–	–	–
Nalaroo Holdings Pty Ltd	–		106,093	35,364	67,521	42,486	–	–	–
Lorraine Martin	–	200,000	106,093	35,364	67,521	42,486	–	–	–
Melissa Waller	–	200,000	106,093	35,364	67,521	42,486	–	–	–
Beverly Wyse	–	200,000	106,093	35,364	67,521	42,486	–	–	–
Anastasios Arima	–	–	–	–	–	–	637,333	419,910	1,307,418
Todd Hannigan	–	–	–	–	–	–	318,667	295,130	918,906
Toby Symonds	–	–	–	–	–	–	605,333	400,533	1,247,085
Others (less than 20%)	150,000	–	–	–	–	–	764,665	522,402	–
Total	**775,000**	**600,000**	**424,372**	**141,456**	**270,084**	**169,944**	**2,325,998**	**1,637,975**	**3,473,409**
Total holders	7	3	4	4	4	4	7	3	3

ASX Additional Information continued  Exploration Interests  Titan Project  At June 30, 2025 the Titan Project comprised of approximately 10,083 acres of surface and associated mineral rights in Tennessee, of which approximately 1,488 acres are owned by IperionX, approximately 417 acres are subject to long-term lease by IperionX, and approximately 8,178 acres are subject to exclusive option agreements with IperionX. These exclusive option agreements, upon exercise, allow IperionX to lease or, in some cases, purchase the surface property and associated mineral rights.  Competent Person Statement  The information in this announcement that relates to Exploration Results and Mineral Resources is extracted from IperionX’s ASX Announcement dated 6 October 2021 (“Original ASX Announcement”) which is available to view  at IperionX’s website at www.iperionx.com. IperionX confirms that a) it is not aware of any new information or data that materially affects the information included in the Original ASX Announcement; b) all material assumptions and technical parameters underpinning the Mineral Resource Estimate included in the Original ASX Announcement continue to apply and have not materially changed; and c) the form and context in which the relevant Competent Persons’ findings are presented in this report have not been materially changed from the Original ASX Announcement.  Forward Looking Statements  This report may include forward-looking statements. These forward-looking statements are based on IperionX’s expectations and beliefs concerning future events. Forward looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of IperionX, which could cause actual results to differ materially from such statements. IperionX makes no undertaking to subsequently update or revise the forward-looking statements made in this report, to reflect the circumstances or events after the date of that report.  122

 Glossary of Terms and Definitions  When the following terms and abbreviations appear in the text of this report, they have the meanings indicated below:  AASB Australian Accounting Standards Board  ADSs American Depository Shares  AMC Advanced Manufacturing Center  Apollo Group Apollo Group Pty Ltd  ARPA-E Advanced Research Projects Agency-Energy  ARH™ IperionX proprietary technology for alkaline roasting and hydrolysis  ASTM American Society of Testing and Materials  ASX Australian Securities Exchange  Blacksand Blacksand Technology LLC  CAP Compensation Advisory Partners  CCO Chief Commercial Officer  CEO Chief Executive Officer  CFI Conduit foreign income  CFO Chief Financial Officer  CLO Chief Legal Officer  CO2e Carbon dioxide equivalents  COO Chief Operating Officer  CSO Chief Strategy Officer  DoW Department of War  DPA Title III  a provision of the Defense Production Act of 1950 that allows the President to expand the production and supply of critical materials necessary for national defense  ECL  Expected credit loss  EPS  Earnings per share  Green Rutile™  IperionX proprietary technology for low carbon titanium mineral enrichment  GSD™  IperionX proprietary technology for the granulation sintering deoxygenation process  HAMR™  IperionX patented technology for hydrogen assisted metallothermic reduction  HMAPL  Hyperion Metals (Australia) Pty Ltd  HSPT™  IperionX patented technology for hydrogen sintering and phase transformation process  IBAS  U.S. DoW Industrial Base Analysis and Sustainment grant program  IperionX Limited  “Company” or “IperionX”, “Consolidated Entity” or “Group”  IP  Intellectual property  IPF  Industrial Pilot Facility in Salt Lake City, Utah  IRS Code  Internal Revenue Code of 1986, as amended  JORC Code  Joint Ore Reserves Committee of The Australasian Institute of Mining and Metallurgy, Australian  Institute of Geoscientists and Minerals Council of Australia  kg  Kilogram  KMP  Key Management Personnel  KPI’s  Key performance indicators  LCA  Life Cycle Assessment  LTI’s  Long-term incentives  LTIP  Long-term incentive plan  Glossary of Terms and Definitions  123

 Glossary of Terms and Definitions continued  Mt  Metric ton  N/A  Not applicable  Nasdaq  Nasdaq Capital Market  NEDs  Non-Executive Directors  Ordinary Shares  Common shares, equity instruments that give shareholders voting rights and potential dividends  Performance Rights  Unquoted performance rights  Performance Shares  Contingent stock awards that are vesting based on performance metrics  PwC  PricewaterhouseCoopers  R&D  Research and development  REE  Rare earth elements  RSUs  Restricted stock units  Regulation FD  Regulation Fair Disclosure  SBIR  Small Business Innovation Research  STI  Short-term incentives  Technologies  IperionX’s collection of patents to certain titanium and metal alloy production technologies  THM  Metric tons of total heavy metal  TiCl4  Titanium tetrachloride  TiO2  Titanium dioxide  TiH2  Titanium hydride  Ti-6Al-4V  Grade 5 titanium alloy  Titan Project  Titan Critical Minerals Project in Tennessee  tpa  Tons per annum  TPF  Titanium Production Facility  TSR  Total shareholder return  U.S.  United States of America  Unlisted Options  Unquoted incentive options  VWAP  Volume-weighted average price  WA  Weighted average  WCP  Wet Concentrator Plant  ZrO2  Zirconium Dioxide  124

 Corporate Directory  Directors  Mr. Todd Hannigan – Executive Chairman  Mr. Anastasios Arima – CEO & Managing Director Ms. Lorraine Martin – Lead Independent Director  Mr. Vaughn Taylor – Independent Non-Executive Director Mr. Tony Tripeny – Independent Non-Executive Director Ms. Melissa Waller – Independent Non-Executive Director Ms. Beverly Wyse – Independent Non-Executive Director  Company Secretary  Mr. Gregory Swan  Offices  Head Office  129 West Trade Street, Suite 1405  Charlotte, NC 28202 UNITED STATES  Virginia Office  1092 Confroy Drive South Boston, VA 24592 UNITED STATES  Tennessee Office  279 West Main Street Camden, TN 38320 UNITED STATES  Utah Office  1782 W 2300 S  West Valley City, UT 84119 UNITED STATES  Registered Office  Level 9, 28 The Esplanade  Perth, WA 6000 AUSTRALIA  Website  www.iperionx.com  Stock Exchange Listings  Nasdaq Capital Market (NASDAQ: IPX) Australian Securities Exchange (ASX: IPX)  Share Registry  Automic Pty Ltd Tel: 1300 288 664  Int: +61 2 9698 5414  Lawyers  United States  Gibson, Dunn & Crutcher  Australia  Thomson Geer  Bankers  United States  The Bank of New York Mellon Corp PNC Bank  Australia  National Australia Bank  Auditor  PricewaterhouseCoopers Perth, Australia  Corporate Directory  125

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